As filed with the Securities and Exchange Commission on February 27, 2001
                                             Registration No. 333-52128
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                    FORM S-6
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933               [_]

                          PRE-EFFECTIVE AMENDMENT NO. 1             [X]
                         POST-EFFECTIVE AMENDMENT NO.               [_]

                             ----------------------

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U
                             (Exact name of trust)

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                              (Name of depositor)

                               JOHN HANCOCK PLACE
               INSURANCE & SEPARATE ACCOUNTS DEPT. - LAW SECTOR
                          BOSTON, MASSACHUSETTS 02117
         (Complete address of depositor's principal executive offices)

                              --------------------

                            RONALD J. BOCAGE, ESQ.
               INSURANCE & SEPARATE ACCOUNTS DEPT. - LAW SECTOR
                      JOHN HANCOCK LIFE INSURANCE COMPANY
                       JOHN HANCOCK PLACE, BOSTON, 02117
                (Name and complete address of agent for service)

                              --------------------

                                    Copy to:
                           THOMAS C. LAUERMAN, ESQ.
                        Freedman, Levy, Kroll & Simonds
                         1050 Connecticut Avenue, N.W.
                            Washington, D.C.  20036

                              --------------------

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

Title and amount of securities being registered: interests under flexible premium variable universal life contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS-REFERENCE TABLE

Form N-8B-2 Item                 Caption in Prospectus
----------------                 ---------------------

1, 2                             Cover, The Account and The Series
                                 Fund or Funds, JHVLICO and John
                                 Hancock

3                                Inapplicable

4                                Cover, Distribution of Policies

5,6                              The Account and The Series Fund or
                                 Funds, State Regulation

7, 8, 9                          Inapplicable

10(a),(b),(c),(d),(e)            Policy Provisions and Benefits

10(f)                            Voting Privileges

10(g),(h)                        Changes that JHVLICO
                                 Can Make

10(i)                            Appendix--Other Policy
                                 Provisions, The Account and The
                                 Series Fund or Funds

11, 12                           Summary, The Account and The Series
                                 Fund or Funds, Distribution of
                                 Policies

13                               Charges and expenses,Appendix-
                                 Illustration of Death Benefits,
                                 Account Values, Surrender Values and
                                 Accumulated Premiums

14, 15                           Summary, Distribution of
                                 Policies, Premiums

16                               The Account and The Series Fund or
                                 Funds


17                               Summary, Policy Provisions
                                 and Benefits

18                               The Account and The Series Fund or
                                 Funds, Tax Considerations

19                               Reports

20                               Changes that JHVLICO
                                 Can Make

21, 22                           Policy Provisions and Benefits

23                               Distribution of Policies

24                               Not Applicable

25                               JHVLICO and John Hancock

26                               Not Applicable

27,28,29,30                      JHVLICO and John Hancock, Board
                                 of Directors and Executive
                                 Officers of JHVLICO

31,32,33,34                      Not Applicable

35                               JHVLICO and John Hancock

37                               Not Applicable

38,39,40,41(a)                   Distribution of Policies,
                                 JHVLICO and John Hancock,
                                 Charges and Expenses

42, 43                           Not Applicable

44                               The Account and The Series Fund or
                                 Funds,Policy Provisions,
                                 Appendix--Illustration of Death
                                 Benefits, Account Values,
                                 Surrender Values and
                                 Accumulated Premiums

45                               Not Applicable

46                               The Account and The Series Fund or
                                 Funds, Policy Provisions,
                                 Appendix--Illustration of Death
                                 Benefits, Account Values,
                                 Surrender Values and
                                 Accumulated Premiums

47                               Not Applicable

48,49,50                         Not Applicable

51                               Policy Provisions and Benefits,
                                 Appendix--Other Policy
                                 Provisions

52                               The Account and The Series Fund or
                                 Funds, Changes that JHVLICO Can Make

53,54,55                         Not Applicable

56,57,58,59                      Not Applicable

                        Prospectus dated March 12, 2001

--------------------------------------------------------------------------------
                      MEDALLION VARIABLE UNIVERSAL LIFE EDGE
--------------------------------------------------------------------------------

          a flexible premium variable universal life insurance policy issued by
                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                                  ("JHVLICO")

The policy provides an investment option with fixed rates of return declared by JHVLICO and the following variable investment options:

------------------------------------------------------------------------------------------------------------------
  Variable Investment Option                                      Managed By
  --------------------------                                      ----------
  Managed...................................................      Independence Investment Associates, Inc. and
                                                                   Capital Guardian Trust Company
  Growth & Income...........................................      Independence Investment Associates, Inc. and
                                                                   Putnam Investment Management, Inc.
  Fidelity VIP Contrafund(R)................................      Fidelity Management and Research Company
  Equity Index..............................................      State Street Global Advisors
  Large Cap Value...........................................      T. Rowe Price Associates, Inc.
  Large Cap Growth .........................................      Independence Investment Associates, Inc.
  Large Cap Aggressive Growth...............................      Alliance Capital Management L.P.
  Fidelity VIP Growth.......................................      Fidelity Management and Research Company
  AIM V.I. Value............................................      A I M Advisors, Inc.
  Janus Aspen Global Technology.............................      Janus Capital Corporation
  Mid Cap Growth............................................      Janus Capital Corporation
  Fundamental Growth........................................      Putnam Investment Management, Inc.
  Real Estate Equity .......................................      Independence Investment Associates, Inc. and Morgan
                                                                   Stanley Dean Witter Investment Management Inc.
  Small/Mid Cap CORE (SM)...................................      Goldman Sachs Asset Management
  Small/Mid Cap Growth......................................      Wellington Management Company, LLP
  Small Cap Equity .........................................      Capital Guardian Trust Company
  Small Cap Growth .........................................      John Hancock Advisers, Inc.
  MFS New Discovery.........................................      MFS Investment Management(R)
  Global Balanced ..........................................      Capital Guardian Trust Company
  Janus Aspen Worldwide Growth..............................      Janus Capital Corporation
  Templeton International Securities........................      Templeton Investment Counsel, Inc.
  International Equity Index ...............................      Independence International Associates, Inc.
  International Opportunities ..............................      T. Rowe Price International, Inc.
  Emerging Markets Equity ..................................      Morgan Stanley Dean Witter Investment Management Inc.
  Short-Term Bond ..........................................      Independence Investment Associates, Inc.
  Bond Index ...............................................      Mellon Bond Associates, LLP
  Active Bond ..............................................      John Hancock Advisers, Inc.
  Global Bond ..............................................      Capital Guardian Trust Company
  High Yield Bond ..........................................      Wellington Management Company, LLP
  Money Market .............................................      John Hancock Life Insurance Company
------------------------------------------------------------------------------------------------------------------

     The variable investment options shown on page 1 are those available as of the date of this prospectus. We may add, modify or delete variable investment options in the future.

     When you select one or more of these variable investment options, we invest your money in the corresponding investment option(s) of one or more of the following: the John Hancock Variable Series Trust I, the John Hancock Declaration Trust, the AIM Variable Insurance Funds, Inc., Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II, the Janus Aspen Series (Service Shares Class), and the MFS Variable Insurance Trust (together, "the Trusts"). In this prospectus, the investment options of the Trusts are referred to as "funds". In the prospectuses for the Trusts, the investment options may be referred to as "funds", "portfolios" or "series".

     Each Trust is a so-called "series" type mutual fund registered with the Securities and Exchange Commission ("SEC"). The investment results of each variable investment option you select will depend on those of the corresponding fund of one of the Trusts. Each of the funds is separately managed and has its own investment objective and strategies. Attached at the end of this prospectus is a prospectus for each Trust. The Trust prospectuses contain detailed information about each available fund. Be sure to read those prospectuses before selecting any of the variable investment options shown on page 1.

                            * * * * * * * * * * * *

     Please note that the SEC has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            * * * * * * * * * * * *

                         JHVLICO Life Servicing Office
                         -----------------------------

                 Express Delivery                  U.S. Mail
                 ----------------                  ---------
               529 Main Street (X-4)              P.O. Box 111
               Charlestown, MA 02129            Boston, MA 02117

                             Phone: 1-800-732-5543

                              Fax: 1-617-886-3048

                           GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you buy a policy or exercise any of your rights under the policy. However, please keep in mind that this is a prospectus - - it is not the policy. The prospectus
                                         ---
simplifies many policy provisions to better communicate the policy's essential features. Your rights and obligations under the policy will be determined by the language of the policy itself. When you receive your policy, read it carefully.

  This prospectus is arranged in the following way:

     . The section which follows is called "Basic Information". It contains basic information about the policy in a question and answer format. You should read the Basic Information before reading any other section of the prospectus.

     . Behind the Basic Information section are illustrations of hypothetical policy benefits that help clarify how the policy works. These start on page 25.

     . Behind the illustrations is a section called "Additional Information." This section gives more details about the policy. It generally does not repeat information contained in the Basic --- Information section. A table of contents for the Additional Information section appears on page 32.

     . Behind the Additional Information section are the financial statements for us and for the Separate Account that we use for this policy. These start on page 47.

     . Finally, there is an Alphabetical Index of Key Words and Phrases at the back of the prospectus on page 120.

After the Alphabetical Index of Key Words and Phrases, this prospectus ends and the prospectuses for the Trusts begin.

                               BASIC INFORMATION

     This "Basic Information" section provides answers to commonly asked questions about the policy. Here are the page numbers where the questions and answers appear:


Question                                                                    Beginning on page
--------                                                                    -----------------
 .What is the policy?  ......................................................         5
 .Who owns the policy?  .....................................................         5
 .How can you invest money in the policy?  ..................................         5
 .Is there a minimum amount you must invest?  ...............................         6
 .How will the value of your investment in the policy change over time?  ....         8
 .What charges will we deduct from your investment in the policy?  ..........         9
 .What charges will the Trusts deduct from your investment in the policy?  ..        11
 .What other charges can we impose in the future?  ..........................        14
 .How can you change your policy's investment allocations? ..................        14
 .How can you access your investment in the policy? .........................        15
 .How much will we pay when the insured person dies? ........................        17
 .Can you add additional benefit riders?  ...................................        18
 .How can you change your policy's insurance coverage? ......................        20
 .Can you cancel your policy after it's issued?  ............................        21
 .Can you choose the form in which we pay out policy proceeds?  .............        21
 .To what extent can we vary the terms and conditions of the
   policies in particular cases?  ..........................................        22
 .How will your policy be treated for income tax purposes? ..................        23
 .How do you communicate with us?  ..........................................        23

What is the Policy?

     The policy's primary purpose is to provide lifetime protection against economic loss due to the death of the insured person. If the life insurance protection is provided under a master group policy, the term "policy" as used in this prospectus refers to the certificate you will be issued and not to the master group policy. The value of the amount you have invested under the policy may increase or decrease daily based upon the investment results of the variable investment options that you choose. The amount we pay to the policy's beneficiary if the insured person dies (we call this the "death benefit") may be similarly affected.

     While the insured person is alive, you will have a number of options under the policy. Here are some major ones:

          . Determine when and how much you invest in the various investment options

          .    Borrow or withdraw amounts you have in the investment options

          .    Change the beneficiary who will receive the death benefit

          .    Change the amount of insurance

          . Turn in (i.e., "surrender") the policy for the full amount of its surrender value

          . Choose the form in which we will pay out the death benefit or other proceeds

Most of these options are subject to limits that are explained later in this prospectus.

Who Owns the Policy?

     That's up to the person who applies for the policy. The owner of the policy is the person who can exercise most of the rights under the policy, such as the right to choose the investment options or the right to surrender the policy. In many cases, the person buying the policy is also the person who will be the owner. However, the application for a policy can name another person or entity (such as a trust) as owner. Whenever we've used the term "you" in this prospectus, we've assumed that the reader is the person who has whatever right or privilege is being discussed. There may be tax consequences if the owner and the insured person are different, so you should discuss this issue with your tax adviser.

How Can You Invest Money in the Policy?

Premium Payments

     We call the investments you make in the policy "premiums" or "premium payments". The amount we require as your first premium depends upon the specifics of your policy and the insured person. Except as noted below, you can make any other premium payments you wish at any time. That's why the policy is called a "flexible premium" policy.

Maximum premium payments

     Federal tax law limits the amount of premium payments you can make relative to the amount of your policy's insurance coverage. We will not knowingly accept any amount by which a premium payment exceeds the maximum. If you exceed certain other limits, the law may impose a penalty on amounts you take out of your policy. More discussion of these tax law requirements begins on page 40. Also, we may refuse to accept any amount of an additional premium if:

          . that amount of premium would increase our insurance risk exposure, and

          . the insured person doesn't provide us with adequate evidence that he or she continues to meet our requirements for issuing insurance.

In no event, however, will we refuse to accept any premium necessary to prevent the policy from terminating or to keep the guaranteed death benefit feature in effect.

Ways to pay premiums

     If you pay premiums by check or money order, they must be drawn on a U.S. bank in U.S. dollars and made payable to "John Hancock Variable Life Insurance Company." Premiums after the first must be sent to the JHVLICO Life Servicing Office at the appropriate address shown on page 2 of this prospectus.

     We will also accept premiums:

          .    by wire or by exchange from another insurance company,

          . via an electronic funds transfer program (any owner interested in making monthly premium payments must use this method), or
                      -------

          . if we agree to it, through a salary deduction plan with your employer.

You can obtain information on these other methods of premium payment by contacting your JHVLICO representative or by contacting the JHVLICO Life Servicing Office.

Is There a Minimum Amount You Must Invest?

Planned Premiums

     The Policy Specifications page of your policy will show the "Planned Premium" for the policy. You choose this amount in the policy application. You will also choose how often to pay premiums-- annually, semi-annually, quarterly or monthly. The premium reminder notice we send you is based on the amount and period you choose. However, payment of Planned Premiums is not necessarily required. You need only invest enough to keep the policy in force (see "Guaranteed death benefit feature" on page 7 and "Lapse and reinstatement" on page 8).

Guaranteed death benefit feature

     This feature guarantees that your Basic Sum Insured will not terminate (i.e., "lapse"), regardless of adverse investment performance, if on each "grace period testing date" the amount of cumulative premiums you have paid (less all withdrawals from the policy and all outstanding loans) equals or exceeds the sum of all Guaranteed Death Benefit Premium ("GDB Premium") due to date. For the first 5 policy years, the same applies to any amount of Additional Sum Insured. If the Guaranteed Death Benefit test is not satisfied on any grace period testing date, the guaranteed death benefit feature will not be "in effect" on that date. We currently test on a quarterly basis, but reserve the right to test on each monthly deduction date. (The term "monthly deduction date" is defined on page 35 under "Procedures for issuance of a policy".)

     Your policy will show three types of GDB Premium (or such other types as permitted by your state):

          . 5 Year GDB Premium - This is used on each grace period testing date until the 5th policy anniversary. The total GDB Premium that is "due to date" on any grace period testing date during this period is equal to the 5 Year GDB Premium times the number of elapsed policy months from the policy's date of issue through the grace period testing date.

          . Age 65/10 Year GDB Premium - This is used on each grace period testing date that occurs on and after the 5th policy anniversary until the later of (i) the policy anniversary nearest the insured person's 65th birthday or (ii) the 10th policy anniversary. The total GDB Premium that is "due to date" on any grace period testing date during this period is equal to the Age 65/10 Year GDB Premium times the number of elapsed policy months from the policy's date of issue through the grace period testing date.

          . Age 100 GDB Premium - This is used on each grace period testing date that occurs on and after the policy anniversary nearest the insured person's 65th birthday (or, if later, the 10th policy anniversary) until the policy anniversary nearest the insured person's 100th birthday. The total GDB Premium that is "due to date" on any grace period testing date during this period is equal to the Age 100 GDB Premium times the number of elapsed policy months from the policy's date of issue through the grace period testing date.

     The Age 100 GDB Premium is higher than the Age 65/10 Year GDB Premium which in turn is higher than the 5 Year GDB Premium, but none of them will ever be greater than the so-called "guideline premium" for the policy as defined in
Section 7702 of the Internal Revenue Code.

     For the first 5 policy years, the guaranteed death benefit feature applies to both the Basic Sum Insured and Additional Sum Insured then in effect. On the 5th policy anniversary and thereafter, the guaranteed death benefit feature applies only to the Basic Sum Insured in effect when we issue the policy and does not apply to any amount of Additional Sum Insured. In any policy year, the guaranteed death benefit feature will cease to be in effect if you increase the Basic Sum Insured (see "How much will we pay when the insured person dies?" on page 17). The amount of the Basic Sum Insured that is guaranteed will be reduced to the extent that we pay it to you under a Living Care Benefit Rider while the insured is living (see "Can you add additional benefit riders?" on page 18). If there are monthly charges that remain unpaid because of this feature, we will deduct such charges when there is sufficient surrender value to pay them.

     If an insufficient amount of GDB Premium has been paid on a grace period testing date, and your policy would lapse for failure to pay charges then due, we will provide you with a notification as descibed in the next section, "Lapse and reinstatement".

Lapse and reinstatement

     Either your entire policy or the Additional Sum Insured portion of your Total Sum Insured can lapse for failure to pay charges due under the policy. During the first 5 policy years, there can be no lapse of any kind if the guaranteed death benefit feature is in effect. If the guaranteed death benefit feature is in effect after the 5th policy year, the Additional Sum Insured and any additional benefit riders (unless otherwise stated therein) will be in default and may lapse if the policy's surrender value is not sufficient to pay the charges on a grace period testing date. If the guaranteed death benefit feature is not in effect, the entire policy will be in default and may lapse if the policy's surrender value is not sufficient to pay the charges on a grace period testing date. In either case, we will notify you of how much you will need to pay to keep the Additional Sum Insured or the policy in force. You will have a 61 day "grace period" to make these payments. If you pay these amounts during the grace period, you may also continue the guaranteed death benefit feature by paying the necessary amount of GDB Premiums.

     If you don't pay at least the required amount by the end of the grace period, the Additional Sum Insured and any additional benefit riders (unless otherwise stated therein) or your policy, as the case may be, will lapse. If your policy lapses, all coverage under the policy will cease. Even if the policy or the Additional Sum Insured terminates in this way, you can still reactivate (i.e., "reinstate") it within 3 years from the beginning of the grace period. You will have to provide evidence that the insured person still meets our requirements for issuing coverage. You will also have to pay a minimum amount of premium and be subject to the other terms and conditions applicable to reinstatements, as specified in the policy. If the guaranteed death benefit is not in effect and the insured person dies during the grace period, we will deduct any unpaid monthly charges from the death benefit. During a grace period, you cannot make a partial withdrawal or policy loan.

How Will the Value of Your Investment in the Policy Change Over Time?

     From each premium payment you make, we deduct the charges described under "Deductions from premium payments" below. We invest the rest in the investment options you've elected. Special investment rules apply to premiums processed prior to the 20th day after your policy becomes effective. (See "Commencement of investment performance" beginning on page 35.)

     Over time, the amount you've invested in any variable investment option will increase or decrease the same as if you had invested the same amount directly in the corresponding fund of the Trust and had reinvested all fund dividends and distributions in additional fund shares;

except that we will deduct certain additional charges which will reduce your account value. We describe these charges under "What charges will we deduct from your investment in the policy?" below.

     The amount you've invested in the fixed investment option will earn interest at a rate we declare from time to time. We guarantee that this rate will be at least 4%. If you want to know what the current declared rate is, just call or write to us. The current declared rate will also appear in the annual statement we will send you. Amounts you invest in the fixed investment option will not be subject to the asset-based risk charge described on page 10. Otherwise, the charges applicable to the fixed investment option are the same as those applicable to the variable investment options.

     At any time, the "account value" of your policy is equal to:

         .  the amount you invested,

         . plus or minus the investment experience of the investment options you've chosen,

         .  minus all charges we deduct, and

         .  minus all withdrawals you have made.

If you take a loan on the policy, however, your account value will be computed somewhat differently. This is discussed beginning on page 37.

What Charges Will We Deduct From Your Investment in the Policy?

Deductions from premium payments

 .  Tax charge - A charge to cover state premium taxes we currently expect to
   ----------
   pay, on average, and the increased Federal income tax burden that we currently expect will result from receipt of premiums. This charge is currently 3.60% of each premium.

 .  Premium sales charge - A charge to help defray our sales costs. The charge is
   --------------------
   4% of the premium you pay in policy years 1 - 5 and 3% of the premium you pay in policy years 6 and thereafter. We currently intend to stop making this charge on premiums received after the 10th policy year, but this is not guaranteed. Because policies of this type were first offered for sale in the year 2001, no termination of this charge has yet occurred.

Deductions from account value

 .  Issue charge - A monthly charge to help defray our sales and administrative
   ------------
   costs. The charge is a percentage of the "Target Premium" and will be the same regardless of the amount of premium actually paid. The Target Premium is determined at the time the policy is issued and appears in the "Policy Specifications" section of the policy. In general, the greater the proportion of Additional Sum Insured at issue, the lower the

   Target Premium. The percentage will vary by the gender, issue age and risk class of the insured person, the death benefit option selected and the duration of the policy.

 .  Administrative charge - A monthly charge to help defray our administrative
   ---------------------
   costs. This is a flat dollar charge of up to $31 (currently $29) during the first policy year and up to $11 (currently $9) during policy years 2 and thereafter.

 .  Insurance charge - A monthly charge for the cost of insurance. To determine
   ----------------
   the charge, we multiply the amount of insurance for which we are at risk by a cost of insurance rate. The rate is derived from an actuarial table and the ratio of Basic Sum Insured to Additional Sum Insured on the date we issue your policy. The table in your policy will show the maximum cost of insurance rates. The cost of insurance rates that we currently apply are generally less than the maximum rates. We will review the cost of insurance rates at least every 5 years and may change them from time to time. However, those rates will never be more than the maximum rates shown in the policy. The table of rates we use will depend on the insurance risk characteristics and (usually) gender of the insured person, the Total Sum Insured and the length of time the policy has been in effect. Regardless of the table used, cost of insurance rates generally increase each year that you own your policy, as the insured person's attained age increases. (The insured person's "attained age" on any date is his or her age on the birthday nearest that date.) We currently apply three "bands" of insurance rates, based on a policy's Total Sum Insured (excluding any Premium Cost Recovery Benefit) on the date of issue, but continuation of that practice is not guaranteed. The lowest band of rates is for policies of $1 million or more, next lower for policies between $250,000 to $999,999, and the highest band is for policies between $100,000 to $249,999. The insurance charge for death benefit Option B will tend to be higher than the insurance charge for death benefit Option A (see "How much will we pay when the insured person dies?" on page 17).

 .  Extra mortality charge - A monthly charge specified in your policy for
   ----------------------
   additional mortality risk if the insured person is subject to certain types of special insurance risk.

 .  Asset-based risk charge - A monthly charge for mortality and expense risks we
   -----------------------
   assume. The charge is a percentage of that portion of your account value allocated to variable investment options. The current percentage on the first $25,000 of account value allocated to variable investment options is .067%.
   We guarantee that this percentage will never exceed .067%. The current percentages on the account value allocated to the variable investment options in excess of $25,000 are 0.067 for policy years 1 through 5, 0.021% for policy years 6 through 10, 0.013% for policy years 11 through 15, and .004% for policy years 16 and thereafter. We guarantee that these percentages will never exceed .067 % for policy years 1 through 5 and .033% for policy years 6 and thereafter. This charge does not apply to the fixed investment option.

 .  Optional benefits charge - Monthly charges for certain optional insurance
   ------------------------
   benefits added to the policy by means of a rider. Some of the riders we currently offer are described under "Can you add additional benefit riders?" on page 18.

 .  ASI reduction charge - A charge we deduct if you decrease the Additional Sum
   --------------------
   Insured during the first 20 policy years. A table in your policy will state the maximum rate for the charge per $1,000 of Additional Sum Insured surrendered, based on the insured person's issue age, insurance risk characteristics and (usually) gender. The rates are shown in the policy and generally range from less than $1 per $1,000 for issue age 40 or less, and increase for issue ages thereafter, to over $10 per $1,000 for issue ages after 70. We do not deduct this charge if the Additional Sum Insured is reduced because of a withdrawal of surrender value or surrender of the policy.

 .  Contingent deferred sales charge ("CDSC") - A charge we deduct if the policy
   -----------------------------------------
   lapses or is surrendered within the first 10 policy years. We deduct this charge to compensate us for sales expenses that we would otherwise not recover in the event of early lapse or surrender. The charge is a percentage of the premiums we received in the first policy year that do not exceed the first year Target Premium, as shown in the following table:

   Policy Year(s)                Percentage of First Year Target Premium
   --------------                ---------------------------------------

      1-3                                      100%
      4-6                                       95%
      7                                         90%
      8                                         70%
      9                                         40%
      10 and later                               0%

   The above table applies only if the insured person is less than attained age 45 at issue. For older issue ages, the maximum is reached earlier and the percentage may decrease to zero in fewer than 10 policy years. Regardless of issue age, there is a further limitation on the CDSC that can be charged if surrender or lapse occurs in the second policy year. A pro-rata portion of the CDSC may also be charged in the case of certain types of withdrawals (see "Partial withdrawals" on page 15).

 .  Partial withdrawal charge - A charge for each partial withdrawal of account
   -------------------------
   value to compensate us for the administrative expenses of processing the withdrawal. The charge is equal to the lesser of $20 or 2% of the withdrawal amount.

What charges will the trusts deduct from your investment in the policy?

   The Trusts must pay investment management fees and other operating expenses. These fees and expenses are different for each fund and reduce the investment return of each fund. Therefore, they also indirectly reduce the return you will earn on any variable investment options you select. We may receive payments from a fund or its affiliates at an annual rate of up to approximately 0.25% of the average net assets that holders of our variable life insurance policies and variable annuity contracts have invested in that fund. Any such payments do not, however, result in any charge to you in addition to what is disclosed below.

   The following figures for the funds are based on historical fund expenses, as a percentage (rounded to two decimal places) of each fund's average daily net assets for 1999, except as indicated in the Notes appearing at the end of this table. Expenses of the funds are not fixed or specified under the terms of the policy, and those expenses may vary from year to year.

                                                                                        Total Fund
                                        Investment  Distribution and  Other Operating    Operating      Other Operating
                                        Management      Service        Expenses With   Expenses With     Expenses Absent
Fund Name                                   Fee       (12b-1) Fees     Reimbursement    Reimbursement     Reimbursement
---------                               ----------  ----------------  ---------------  --------------   ----------------
John Hancock Variable Series
    Trust I (Note 1):
Managed..............................     0.67%           N/A              0.03%           0.70%             0.03%
Growth & Income......................     0.67%           N/A              0.03%           0.70%             0.03%
Equity Index ........................     0.14%           N/A              0.00%           0.14%             0.08%
Large Cap Growth ....................     0.36%           N/A              0.03%           0.39%             0.03%
Large Cap Aggressive Growth .........     0.98%           N/A              0.10%           1.08%             0.19%
Mid Cap Growth ......................     0.82%           N/A              0.10%           0.92%             0.11%
Fundamental Growth * ................     0.90%           N/A              0.10%           1.00%             0.24%
Real Estate Equity ..................     1.01%           N/A              0.10%           1.11%             0.10%
Small/Mid Cap CORE /SM/ .............     0.80%           N/A              0.10%           0.90%             0.66%
Small/Mid Cap Growth.................     0.75%           N/A              0.10%           0.85%             0.10%
Small Cap Equity * ..................     0.90%           N/A              0.10%           1.00%             0.16%
Small Cap Growth  ...................     0.75%           N/A              0.10%           0.85%             0.14%
Global Balanced * ...................     1.05%           N/A              0.10%           1.15%             0.46%
International Equity Index ..........     0.16%           N/A              0.10%           0.26%             0.22%
International Opportunities .........     0.87%           N/A              0.10%           0.97%             0.29%
Emerging Markets Equity .............     1.27%           N/A              0.10%           1.37%             2.17%
Short-Term Bond .....................     0.30%           N/A              0.10%           0.40%             0.13%
Bond Index  .........................     0.15%           N/A              0.10%           0.25%             0.20%
Active Bond * .......................     0.61%           N/A              0.03%           0.64%             0.03%
Global Bond .........................     0.85%           N/A              0.10%           0.95%             0.15%
High Yield Bond .....................     0.65%           N/A              0.10%           0.75%             0.39%
Money Market ........................     0.25%           N/A              0.06%           0.31%             0.06%

AIM Variable Insurance Funds, Inc.:
AIM V.I. Value ......................     0.61%           N/A              0.15%           0.76%             0.15%

Variable Insurance Products Fund -
 Service Class (Note 2):
Fidelity VIP Growth .................     0.58%          0.10%             0.07%           0.75%             0.09%

Variable Insurance Products Fund II -
 Service Class  (Note 2):
Fidelity VIP Contrafund/(R)/.........     0.58%          0.10%             0.07%           0.75%             0.10%

Franklin Templeton Variable
 Insurance Products Trust - Class
 2 Shares (Note 3):
Templeton International Securities ..     0.69%          0.25%             0.19%           1.13%             0.19%

Janus Aspen Series - Service Shares
 Class  (Note 4):
Janus Aspen Global Technology .......     0.65%          0.25%             0.13%           1.03%             0.13%
Janus Aspen Worldwide Growth ........     0.65%          0.25%             0.05%           0.95%             0.05%

MFS Variable Insurance Trust
    (Note 5):
MFS New Discovery ...................     0.90%           N/A              0.17%           1.07%             1.59%

Notes to Fund Expense Table

  (1) John Hancock Variable Series Trust I funds' percentages for "other fund expenses" are based on the allocation methodology and expense reimbursement policy adopted April 23, 1999, and are calculated as if that allocation methodology and expense reimbursement policy had been in effect for all of 1999. Under the expense reimbursement policy, John Hancock Life Insurance Company voluntarily reimburses a fund when the fund's "other fund expenses" exceed 0.10% of the fund's average daily net assets (0.00% for Equity Index). Shareholders of the Managed, Growth & Income, Fundamental Growth, Real Estate Equity, Small Cap Equity, Global Balanced, Active Bond, and Global Bond funds have approved new management fee schedules, which apply to those funds effective November 1, 2000. The investment management fee percentages for each of those funds are calculated as if those new fee schedules had been in effect for all of 1999. The investment management fee percentages for all other funds reflect the investment management fees that were actually payable for 1999.

   * Fundamental Growth was formerly "Fundamental Mid Cap Growth", Small Cap Equity was formerly "Small Cap Value", Global Balanced was formerly "International Balanced" and Active Bond was formerly "Sovereign Bond".

      "CORE(SM)" is a Service mark of Goldman, Sachs & Co.

  (2) A portion of the brokerage commissions that certain of the Fidelity VIP funds pay was used to reduce fund expenses. In addition, through arrangements with certain funds' custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of each applicable fund's expenses. Without these reductions, the operating expenses of the funds would have been higher, as shown in the last column of this table.

  (3) On February 8, 2000, shareholders of each fund approved a merger and reorganization that combined the Templeton International Equity Fund with the Templeton International Securities Fund, effective May 1, 2000. Shareholders of the Templeton International Securities Fund had approved new management fees, which apply to the combined funds effective May 1, 2000. The table shows restated total expenses for the fund based on the new fees and the assets, as of December 31, 1999, of the Templeton International Securities Fund. However, if the table reflected both the new fees and the combined assets of the Templeton International Equity Fund and the Templeton International Securities Fund, the estimated expenses for the two funds combined after May 1, 2000 would be: Management Fees 0.65%, Distribution and Service Fees 0.25%, Other Expenses 0.20%, and Total Fund Operating Expenses 1.10%.

  (4) The percentages for the new Service Shares Class of the Janus Aspen Global Technology Fund and the Janus Aspen Worldwide Growth Fund are estimates because the Service Shares Class was not in operation in 1999. All such estimates have been made without regard to the effect of any expense offset arrangements.

  (5) MFS Variable Insurance Trust Funds have an expense offset arrangement which reduces each fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. Each fund may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the fund. MFS Investment Management(R) (also doing business as Massachusetts Financial Services Company) has contractually agreed to bear expense for the New Discovery Fund, subject to reimbursement by the fund, such that such fund's "other fund expenses" shall not exceed 0.15% of the average daily net assets of the fund during the current fiscal year.

What other charges could we impose in the future?

   Except for the tax charge deducted from premium payments, we currently make no charge for our Federal income taxes. However, if we incur, or expect to incur, income taxes attributable to any subaccount of the Account or this class of policies in future years, we reserve the right to make a charge for such taxes. Any such charge would reduce what you earn on any affected investment options. However, we expect that no such charge will be necessary.

   We also reserve the right to increase the tax charge in order to correspond with changes in the state premium tax levels or in the Federal income tax treatment of the deferred acquisition costs for this type of policy.

   Under current laws, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we may make charges for such taxes.

How can you change your policy's investment allocations?

Future premium payments

   At any time, you may change the investment options in which future premium payments will be invested. You make the original allocation in the application for the policy. The percentages you select must be in whole numbers and must total 100%.

Transfers of existing account value

   You may also transfer your existing account value from one investment option to another. To do so, you must tell us how much to transfer, either as a whole number percentage or as a specific dollar amount. Without our approval, the maximum amount you may transfer to or from any investment option in any policy year is $1,000,000.

   Under our current rules, you can make transfers out of any variable investment option anytime you wish. However, we reserve the right to impose limits on the number and frequency of transfers into or out of variable investment options and to impose a charge of up to $25 for any transfer beyond an annual limit (which will not be less than 12). Transfers under the dollar cost averaging program or the asset rebalancing program would not be counted toward any such limit.

   Transfers out of the fixed investment option are currently subject to the following restrictions:

 .  You can only make such a transfer once in each policy year.

 . The most you can transfer at any one time is the greater of $500 or 20% of the assets in your fixed investment option.

   We reserve the right to impose limits on:

 .  the minimum amount of each transfer out of the fixed investment option; and

 . the maximum amount of any transfer into the fixed investment option after the second policy year.

Dollar cost averaging

   This is a program of automatic monthly transfers out of the Money Market investment option into one or more of the other variable investment options. You choose the investment options and the dollar amount and timing of the transfers. The program is designed to reduce the risks that result from market fluctuations. It does this by spreading out the allocation of your money to investment options over a longer period of time. This allows you to reduce the risk of investing most of your money at a time when market prices are high. Obviously, the success of this strategy depends on market trends and is not guaranteed.

Asset Rebalancing

   This is a program that automatically re-sets the percentage of your account value allocated to the variable investment options. Over time, the variations in the investment results for each variable investment option you've elected will shift the percentage allocations among them. The rebalancing program will periodically transfer your account value among the variable investment options to reestablish the preset percentages you have chosen. Rebalancing would usually result in transferring amounts from a variable investment option with relatively higher investment performance since the last rebalancing to one with relatively lower investment performance. However, rebalancing can also result in transferring amounts from a variable investment option with relatively lower current investment performance to one with relatively higher current investment performance. Rebalancing and dollar cost averaging cannot be in effect at the same time.

How can you access your investment in the policy?

Full surrender

   You may surrender your policy in full at any time. If you do, we will pay you the account value, less any policy loans and less any CDSC charge that then applies. This is called your "surrender value." You must return your policy when you request a full surrender.

Partial withdrawals

   You may make a partial withdrawal of your surrender value at any time after the first policy year. Each partial withdrawal must be at least $1,000. There is a charge (usually $20) for each partial withdrawal. We will automatically reduce the account value of your policy by the amount of the withdrawal and the related charge. Unless we agree otherwise, each investment option will be reduced in the same proportion as the account value is then allocated among them. We will not permit a partial withdrawal if it would cause your surrender value to fall below 3 months' worth of monthly charges (see "Deductions from account value" on page
9). We also reserve the right to refuse any partial withdrawal that would cause the policy's Total Sum Insured to fall below $100,000, or the policy's Basic Sum Insured to fall below $100,000. Under the Option A death benefit, the reduction of your account value occasioned by a partial withdrawal could cause the minimum insurance amount to become less than your Total Sum Insured (see "How much will we pay when the insured person dies?" on page 17). If that happens, we will automatically reduce your Total Sum Insured. The calculation of that reduction is explained in the policy, and will be implemented by first reducing any Additional Sum Insured in effect. If the reduction in Total Sum Insured would cause your policy to fail the Internal Revenue Code's definition of life insurance, we will not permit the partial withdrawal. If the withdrawal results in a reduction in Basic Sum Insured, a pro-rata portion of the applicable CDSC will be deducted from the account value (see "Contingent deferred sales charge ('CDSC')" on page 11). We will divide the Basic Sum Insured after the withdrawal by the Basic Sum Insured before the withdrawal and then multiply the applicable CDSC by that ratio.

Policy loans

   You may borrow from your policy at any time after it has been in effect for 1 year by completing a form satisfactory to us or, if the telephone transaction authorization form has been completed, by telephone. The maximum amount you can borrow is determined as follows:

      .  We first determine the surrender value of your policy.

      . We then subtract an amount equal to 12 times the monthly charges then being deducted from account value.

      . We then multiply the resulting amount by.75% in policy years 1 through 10, .50% in policy years 11 through 20, and 0% thereafter (although we reserve the right to increase the percentage after policy year 20 to as much as .25%).

      . We then subtract the third item above from the result of the second item above.

   The minimum amount of each loan is $300. The interest charged on any loan is an effective annual rate of 4.75% in the first 10 policy years, 4.50% in policy years 11 through 20, and 4.0% thereafter. However, we reserve the right to increase the percentage after policy year 20 to as much as 4.25%. Accrued interest will be added to the loan daily and will bear interest at the same rate as the original loan amount. The amount of the loan is deducted from the investment options in the same proportion as the account value is then allocated among them and is placed in a special loan account. This special loan account will earn interest at an effective annual rate of 4.0%. However, if we determine that a loan will be treated as a taxable distribution because of the differential between the loan interest rate and the rate being credited on the special loan account, we reserve the right to decrease the rate credited on the special loan account to a rate that would, in our reasonable judgement, result in the transaction being treated as a loan under Federal tax law.

   You can repay all or part of a loan at any time. Unless we agree otherwise, each repayment will be allocated among the investment options as follows:

      . The same proportionate part of the loan as was borrowed from the fixed investment option will be repaid to the fixed investment option.

      . The remainder of the repayment will be allocated among the investment options in the same way a new premium payment would be allocated.

If you want a payment to be used as a loan repayment, you must include instructions to that effect. Otherwise, all payments will be assumed to be premium payments.

How much will we pay when the insured person dies?

   In your application for the policy, you will tell us how much life insurance coverage you want on the life of the insured person. This is called the "Total Sum Insured" of insurance. Total Sum Insured is composed of the Basic Sum Insured and any Additional Sum Insured you elect. The maximum amount of Additional Sum Insured you can have when we issue the policy is generally limited to 400% of the Basic Sum Insured. The application may also give you the option of electing among various patterns of scheduled increases in Additional Sum Insured. There are a number of factors you should consider in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured. These factors are discussed under "Basic Sum Insured vs. Additional Sum Insured" on page 35.

   When the insured person dies, we will pay the death benefit minus any outstanding loans. There are two ways of calculating the death benefit. You choose which one you want in the application. The two death benefit options are:

      . Option A - The death benefit will equal the greater of (1) the Total Sum Insured or (2) the minimum insurance amount under the "guideline premium and cash value corridor test" or under the "cash value accumulation test" (as described below).

      . Option B - The death benefit will equal the greater of (1) the Total Sum Insured amount plus your policy's account value on the date of death, or (2) the minimum insurance amount under the "guideline premium and cash value corridor test".

   For the same premium payments, the death benefit under Option B will tend to be higher than the death benefit under Option A. On the other hand, the monthly insurance charge will be higher under Option B to compensate us for the additional insurance risk. Because of that, the account value will tend to be higher under Option A than under Option B for the same premium payments.

The minimum insurance amount

   In order for a policy to qualify as life insurance under Federal tax law, there has to be a minimum amount of insurance in relation to account value. There are two tests that can be applied under Federal tax law - -the "guideline premium and cash value corridor test" and the "cash value accumulation test." When you elect the Option A death benefit, you must elect which test you wish to have applied. If you elect the Option B death benefit, the guideline premium and cash value corridor test will automatically be applied. Under the guideline premium and cash value corridor test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "corridor factor" applicable on that date. The corridor factors are derived by applying the "guideline premium and cash value corridor test." The corridor factor starts out at 2.50 for ages at or below 40 and decreases as attained age increases, reaching a low of 1.0 at age 95. A table showing the factor for each age will appear in the policy. Under the cash value accumulation test, we compute the minimum insurance amount each business day by multiplying the account value on that date by the so-called "death benefit factor" applicable on that date. The death benefit factors are derived by applying the "cash value accumulation test." The death benefit factor decreases as attained age increases. A table showing the factor for each age will appear in the policy.

   As noted above, you have to elect which test will be applied if you elect the Option A death benefit. The cash value accumulation test may be preferable if you want an increasing death benefit in later policy years and/or want to fund the policy at the "7 pay" limit for the full 7 years (see "Tax Considerations" beginning on page 40). The guideline premium and cash value corridor test may be preferable if you want the account value under the policy to increase without increasing the death benefit as quickly as might otherwise be required.

When the insured person reaches 100

   On the policy anniversary nearest the insured person's 100th birthday, the death benefit will become equal to the account value on the date of death. Death benefit Options A and B (as described above) will cease to apply. Also, we will stop deducting any monthly charges (other than the asset-based risk charge) and will stop accepting any premium payments.

   In the next section, we describe an optional Age 100 Waiver of Charges Rider that provides for continuation of the Total Sum Insured after the insured person reaches 100.

Can you add additional benefit riders?

   When you apply for a policy, you can request any of the additional benefit riders that we then make available. Availability and rider benefits may vary by state. Charges for the selected rider will generally increase the monthly deductions from your policy's account value. We may change the rates of these charges, but not above the maximum amounts that will be stated in the Policy Specifications page of your policy. Charges for the Long-Term Care Acceleration Rider, as described below, may be considered a "distribution" for federal income tax purposes (see "Tax considerations," beginning on page 40). Our rules and procedures will govern eligibility for the riders, or any changes to these benefits. Each rider contains specific details that you should review if you desire to choose the additional benefit. We may add to, delete from, or modify the following list of additional benefit riders:

 . Disability Waiver of Charges Rider - Provides for the waiver of monthly deductions if the insured person becomes totally and permanently disabled, as defined in the rider, prior to age 60. If the insured person becomes totally and permanently disabled after age 60, monthly deductions are only waived until age 65. Benefits under this rider do not reduce the Guaranteed Death Benefit Premium payment requirements described on page 7 that are necessary for the guaranteed death benefit feature to remain in effect.

 . Living Care Benefit Rider - Provides for an advance payment to you of a portion of the death benefit if the insured person becomes terminally ill, as defined in the rider, with death expected within 24 months. Advances under the rider are discounted for interest at the rates specified in the rider, and we may use a portion of any advance to repay loans under your policy. The maximum advance is $1,000,000.

 .  Age 100 Waiver of Charges Rider - Provides for the continuation of the Total
   Sum Insured in force when the insured person attains age 100, without charge, if the policy's account value at the time is greater than the sum of 1 plus the amount of any surrender charges then existing. The monthly charge for this rider currently begins in the 6th policy year.

 .  Children's Insurance Benefit Rider - Provides term insurance up through age
   21 on each covered child of the insured person. A child must be more than 14 days old and less than 15 years old to begin coverage.

 . Accidental Death Benefit Rider - Provides for an additional insurance benefit if the insured person's death is due to accidental causes between the policy anniversaries nearest the insured person's 5th and 70th birthdays.

 . Long-Term Care Acceleration Rider - intended only for policies where the death benefit is determined under Option A and the "cash value accumulation test" described on page 17 is elected. This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person becomes "chronically ill" so that such person: (1) is unable to perform at least 2 activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain qualified services described in the rider.

   Benefits under the Long-Term Care Acceleration Rider will not begin until we receive proof that the insured person qualifies and has received 100 days of "qualified long-term care service" as defined in the rider, while the policy was in force. You must continue to submit evidence during the insured person's lifetime of the insured person's eligibility for rider benefits.

   We determine a maximum amount of death benefit that we will advance for each month of qualification. This amount, called the "Maximum Monthly Benefit" is based on the percentage of the policy's death benefit that you select when you apply for the policy, and the death benefit amount in effect when the insured person qualifies for benefits. The actual amount of any advance is based on the expense incurred by the insured person, up to the Maximum Monthly Benefit, for each day of qualified long-term care service in a calendar month. The first 100 days of qualified long-term care service, however, are excluded in any determination of an advance. We will recalculate the Maximum Monthly Benefit if you make a partial withdrawal of account value, and for other events described in the rider. Each advance reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy's account value. If you have a policy loan, we will use a portion of each death benefit advance to repay indebtedness.

   We restrict your account value's exposure to market risk when benefits are paid under the Long-Term Care Acceleration rider. We do this in several ways. First, before we begin paying any Monthly Benefit or waiving monthly deductions, we will transfer all account value from the variable investment options to the fixed investment option. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer account value or allocate any additional premium payment to a variable investment option while rider benefits are paid. Your participation in any of the automatic investment plans will also be suspended during this period.

   If the insured person no longer qualifies for rider benefits and your policy remains in force, you will be permitted to invest new premium payments or existing account value in the variable investment options. (The restriction on transfers from the fixed account described on page 14 will continue to apply.) Benefits under this rider do not reduce the Guaranteed Death Benefit Premium payment requirements described on page 7 that may be necessary for the guaranteed death benefit feature to remain in effect after a termination of rider benefits.

   If you purchase this rider:

   . you and your immediate family will also have access to a national program designed to help the elderly maintain their independent living by providing advice about an array of elder care services available to seniors, and

   . you will have access to a list of long-term care providers in your area who provide special discounts to persons who belong to the national program.

How can you change your policy's insurance coverage?

Increase in coverage

   You may request an increase in the Additional Sum Insured. As to when such an increase would take effect, see "Effective date of other policy transactions" on page 37). Generally, each such increase must be at least $50,000. However, you will have to provide us with evidence that the insured person still meets our requirements for issuing insurance coverage. Unless we consent otherwise, you may not increase the Additional Sum Insured if the increase would cause the entire Additional Sum Insured to equal or exceed 800% of the Basic Sum Insured.

Decrease in coverage

   After the first policy year, you may request a reduction in the Total Sum Insured at any time, but only if:

      .  the remaining Basic Sum Insured will be at least $100,000, and

      . the remaining Additional Sum Insured will not exceed 800% of the Basic Sum Insured, and

      . the remaining Total Sum Insured will at least equal the minimum required by the tax laws to maintain the policy's life insurance status.

Change of death benefit option

   If the "guideline premium and cash value corridor test" applies to your policy, you may change your coverage from death benefit Option A to Option B or vice-versa on any policy anniversary, but only if there is no change in the Federal tax law test used to determine the minimum insurance amount. If you change from Option A to Option B, we will require evidence that the insured person still meets our requirements for issuing coverage. This is because such a change increases our insurance risk exposure.

   If the "cash value accumulation test" applies to your policy, you can never change to either Option A under the "guideline premium and cash value corridor test" or to Option B.

   Please read "The minimum insurance amount" starting on page 17 for more information about the "guideline premium and cash value corridor test" and the "cash value accumulation test."

Tax consequences

   Please read "Tax considerations" starting on page 40 to learn about possible tax consequences of changing your insurance coverage under the policy.

Can you cancel your policy after it's issued?

   You have the right to cancel your policy within 10 days (or longer in some states) after you receive it. This is often referred to as the "free look" period. To cancel your policy, simply deliver or mail the policy to:

      .  JHVLICO at one of the addresses shown on page 2, or

      .  the JHVLICO representative who delivered the policy to you.

   In most states, you will receive a refund of any premiums you've paid. In some states, the refund will be your account value on the date of cancellation plus all charges deducted by JHVLICO or the Trust prior to that date. The date of cancellation will be the date of such mailing or delivery.

Can you choose the form in which we pay out policy proceeds?

Choosing a payment option

   You may choose to receive proceeds from the policy as a single sum. This includes proceeds that become payable because of death or full surrender. Alternatively, you can elect to have proceeds of $1,000 or more applied to any of a number of other payment options, including the following:

      .  Option 1 - Proceeds left with us to accumulate with interest

      . Option 2A - Equal monthly payments of a specified amount until all proceeds are paid out

      .  Option 2B - Equal monthly payments for a specified period of time

      . Option 3 - Equal monthly payments for life, but with payments guaranteed for a specific number of years

      .  Option 4 - Equal monthly payments for life with no refund

      . Option 5 - Equal monthly payments for life with a refund if all of the proceeds haven't been paid out

   You cannot choose an option if the monthly payments under the option would be less than $50. We will issue a supplementary agreement when the proceeds are applied to any alternative payment option. That agreement will spell out the terms of the option in full. We will credit interest on each of the above options. For options 1 and 2A, the interest will be at least an effective annual rate of 3 1/2%.

Changing a payment option

   You can change the payment option at any time before the proceeds are payable. If you haven't made a choice, the payee of the proceeds has a prescribed period in which he or she can make that choice.

Tax impact

   There may be tax consequences to you or your beneficiary depending upon which payment option is chosen. You should consult with a qualified tax adviser before making that choice.

To what extent can we vary the terms and conditions of our policies in particular cases?

   Listed below are some variations we can make in the terms of our policies. Any variation will be made only in accordance with uniform rules that we apply fairly to all of our customers.

State law insurance requirements

   Insurance laws and regulations apply to us in every state in which our policies are sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. These variations will be reflected in your policy or in endorsements attached to your policy.

Variations in expenses or risks

  We may vary the charges and other terms of our policies where special circumstances result in sales or administrative expenses, mortality risks or other risks that are different from those normally associated with the policies. These include the type of variations discussed under "Reduced charges for eligible classes" on page 38. No variation in any charge will exceed any maximum stated in this prospectus with respect to that charge.

How will your policy be treated for income tax purposes?

   Generally, death benefits paid under policies such as yours are not subject to income tax. Earnings on your account value are not subject to income tax as long as we don't pay them out to you. If we do pay out any amount of your account value upon surrender or partial withdrawal, all or part of that distribution should generally be treated as a return of the premiums you've paid and should not be subject to income tax. Amounts you borrow are generally not taxable to you.

   However, some of the tax rules change if your policy is found to be a "modified endowment contract." This can happen if you've paid more than a certain amount of premiums that is prescribed by the tax laws. Additional taxes and penalties may be payable for policy distributions of any kind.

   For further information about the tax consequences of owning a policy or adding the Long-Term Care Acceleration Rider, please read "Tax considerations" beginning on page 40.

How do you communicate with us?

General Rules

   You should mail or express all checks and money orders for premium payments and loan repayments to the JHVLICO Life Servicing Office at the appropriate address shown on page 2.

   Certain requests must be made in writing and be signed and dated by you. They include the following:

      .  loans, surrenders or partial withdrawals

      .  transfers of account value among investment options

      .  change of allocation among investment options for new premium payments

      .  change of death benefit option

      .  increase or decrease in Total Sum Insured

      .  change of beneficiary

      .  election of payment option for policy proceeds

      .  tax withholding elections

      .  election of telephone transaction privilege.

   You should mail or express these requests to our Life Servicing Office at the appropriate address shown on page 2. You should also send notice of the insured person's death and related documentation to our Life Servicing Office. We don't consider that we've "received" any communication until such time as it has arrived at the proper place and in the proper and complete form.

   We have special forms that should be used for a number of the requests mentioned above. You can obtain these forms from our Life Servicing Office or your JHVLICO representative. Each communication to us must include your name, your policy number and the name of the insured person. We cannot process any request that doesn't include this required information. Any communication that arrives after the close of our business day, or on a day that is not a business day, will be considered "received" by us on the next following business day. Our business day currently closes at 4:00 p.m. Eastern Standard Time, but special circumstances (such as suspension of trading on a major exchange) may dictate an earlier closing time.

Telephone Transactions

   If you complete a special authorization form, you can request loans, transfers among investment options and changes of allocation among investment options simply by telephoning us at 1-800-732-5543 or by faxing us at 1-617-886-3048. Any fax request should include your name, daytime telephone number, policy number and, in the case of transfers and changes of allocation, the names of the investment options involved. We will honor telephone instructions from anyone who provides the correct identifying information, so there is a risk of loss to you if this service is used by an unauthorized person. However, you will receive written confirmation of all telephone transactions. There is also a risk that you will be unable to place your request due to equipment malfunction or heavy phone line usage. If this occurs, you should submit your request in writing.

   The policies are not designed for professional market timing organizations or other persons or entities that use programmed or frequent transfers among investment options. For reasons such as that, we reserve the right to change our telephone transaction policies or procedures at any time. We also reserve the right to suspend or terminate the privilege altogether with respect to all policies like yours or with respect to any class of such policies.

       ILLUSTRATION OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND
                              ACCUMULATED PREMIUMS

   The following tables illustrate the changes in death benefit, account value and surrender value of the policy under certain hypothetical circumstances that we assume solely for this purpose. Each table separately illustrates the operation of a policy for a specified issue age, premium payment schedule and Total Sum Insured. The amounts shown are for the end of each policy year and assume that all of the account value is invested in funds that achieve investment returns at constant annual rates of 0%, 6% and 12% (i.e., before any fees or expenses deducted from Trust assets). After the deduction of average fees and expenses at the Trust level (as described below) the corresponding net annual rates of return would be -0.80%, 5.15% and 11.11%. Investment return reflects investment income and all realized and unrealized capital gains and losses. The tables assume annual Planned Premiums that are paid at the beginning of each policy year for an insured person who is a 35 year old male standard non-smoker underwriting risk when the policy is issued.

   Tables are provided for each of the two death benefit options. The tables headed "Current Charges" assume that the current rates for all charges deducted by JHVLICO will apply in each year illustrated, including the intended waiver of the premium sales charge after the tenth policy year. The tables headed "Maximum Charges" are the same, except that the maximum permitted rates for all years are used for all charges. The tables do not reflect any charge that we reserve the right to make but are not currently making. The tables assume that no optional rider benefits and no Additional Sum Insured have been elected and that no loans or withdrawals are made.

   With respect to fees and expenses deducted from assets of the Trusts, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.71%, and (2) an assumed average asset charge for all other operating expenses of the Trusts equivalent to an effective annual rate of 0.9%. These rates are the arithmetic average for all funds that are available as investment options. In other words, they are based on the hypothetical assumption that policy account values are allocated equally among the variable investment options. The actual rates associated with any policy will vary depending upon the actual allocation of policy values among the investment options. The charge shown above for all other operating expenses of the Trusts reflects reimbursements to certain funds as described in the footnotes to the table beginning on page 12. We currently expect those reimbursement arrangements to continue indefinitely, but that is not guaranteed. Without those arrangements, the assumed average asset charge for all other operating expenses shown above would be higher. This would result in lower values than those shown in the following tables.

   The second column of each table shows the amount you would have at the end of each policy year if an amount equal to the assumed Planned Premiums were invested to earn interest, after taxes, at 5% compounded annually. This is not a policy value. It is included for comparison purposes only.

   Because your circumstances will no doubt differ from those in the illustrations that follow, values under your policy will differ, in most cases substantially. Upon request, we will furnish you with a comparable illustration reflecting your proposed insured person's issue age, sex and underwriting risk classification, and the Basic Sum Insured, Additional Sum Insured and annual Planned Premium amount requested.

Flexible Premium Variable Life
$100,000 Total Sum Insured

Male, Issue Age 35, Standard Nonsmoker Underwriting Risk Class

Option a Death Benefit
Guideline Premium and Cash Value Corridor Test
Planned Premium:  $ 760 *
Using Current Charges

                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------
   1            798      100,000   100,000    100,000      217        243        270        0          0           0
   2          1,636      100,000   100,000    100,000      662        736        814        0          0          54
   3          2,516      100,000   100,000    100,000    1,091      1,241      1,404      331        481         644
   4          3,439      100,000   100,000    100,000    1,502      1,757      2,045      742        997       1,285
   5          4,409      100,000   100,000    100,000    1,895      2,284      2,739    1,135      1,524       1,979
   6          5,428      100,000   100,000    100,000    2,270      2,821      3,493    1,662      2,213       2,885
   7          6,497      100,000   100,000    100,000    2,622      3,366      4,309    2,090      2,834       3,777
   8          7,620      100,000   100,000    100,000    2,954      3,920      5,195    2,498      3,464       4,739
   9          8,799      100,000   100,000    100,000    3,262      4,480      6,156    2,958      4,176       5,852
  10         10,037      100,000   100,000    100,000    3,546      5,046      7,199    3,394      4,894       7,047
  11         11,337      100,000   100,000    100,000    3,840      5,658      8,379    3,840      5,658       8,379
  12         12,702      100,000   100,000    100,000    4,112      6,280      9,670    4,112      6,280       9,670
  13         14,135      100,000   100,000    100,000    4,358      6,911     11,080    4,358      6,911      11,080
  14         15,640      100,000   100,000    100,000    4,577      7,550     12,624    4,577      7,550      12,624
  15         17,220      100,000   100,000    100,000    4,766      8,194     14,313    4,766      8,194      14,313
  16         18,879      100,000   100,000    100,000    4,982      8,901     16,220    4,982      8,901      16,220
  17         20,621      100,000   100,000    100,000    5,158      9,606     18,305    5,158      9,606      18,305
  18         22,450      100,000   100,000    100,000    5,280     10,298     20,579    5,280     10,298      20,579
  19         24,370      100,000   100,000    100,000    5,347     10,974     23,063    5,347     10,974      23,063
  20         26,387      100,000   100,000    100,000    5,359     11,634     25,787    5,359     11,634      25,787
  25         38,086      100,000   100,000    100,000    4,856     14,966     44,458    4,856     14,966      44,458
  30         53,018      100,000   100,000    100,000    3,333     18,382     76,493    3,333     18,382      76,493
  35         72,076           **   100,000    150,762       **     20,917    131,097       **     20,917     131,097
  40         96,398           **   100,000    232,821       **     20,777    221,734       **     20,777     221,734
  45        127,441           **   100,000    391,779       **     15,007    373,122       **     15,007     373,122

---------

* The illustrations assume that Planned Premiums are equal to the Target Premium and are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured or optional rider benefits are elected.

** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Flexible Premium Variable Life
$100,000 Total Sum Insured

Male, Issue Age 35, Standard Nonsmoker Underwriting Risk Class

Option a Death Benefit
Guideline Premium and Cash Value Corridor Test
Planned Premium:  $ 760 *
Using Maximum Charges

                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------
   1            798      100,000   100,000    100,000      191       216         242        0         0            0
   2          1,636      100,000   100,000    100,000      608       679         753        0         0            0
   3          2,516      100,000   100,000    100,000    1,009     1,151       1,306      249       391          546
   4          3,439      100,000   100,000    100,000    1,392     1,632       1,903      632       872        1,143
   5          4,409      100,000   100,000    100,000    1,756     2,120       2,548      996     1,360        1,788
   6          5,428      100,000   100,000    100,000    2,100     2,616       3,244    1,492     2,008        2,636
   7          6,497      100,000   100,000    100,000    2,422     3,115       3,995    1,890     2,583        3,463
   8          7,620      100,000   100,000    100,000    2,722     3,619       4,805    2,266     3,163        4,349
   9          8,799      100,000   100,000    100,000    2,996     4,125       5,679    2,692     3,821        5,375
  10         10,037      100,000   100,000    100,000    3,248     4,634       6,623    3,096     4,482        6,471
  11         11,337      100,000   100,000    100,000    3,472     5,141       7,641    3,472     5,141        7,641
  12         12,702      100,000   100,000    100,000    3,667     5,644       8,740    3,667     5,644        8,740
  13         14,135      100,000   100,000    100,000    3,831     6,143       9,927    3,831     6,143        9,927
  14         15,640      100,000   100,000    100,000    3,964     6,636      11,209    3,964     6,636       11,209
  15         17,220      100,000   100,000    100,000    4,063     7,118      12,595    4,063     7,118       12,595
  16         18,879      100,000   100,000    100,000    4,125     7,588      14,094    4,125     7,588       14,094
  17         20,621      100,000   100,000    100,000    4,144     8,038      15,714    4,144     8,038       15,714
  18         22,450      100,000   100,000    100,000    4,114     8,462      17,461    4,114     8,462       17,461
  19         24,370      100,000   100,000    100,000    4,031     8,853      19,348    4,031     8,853       19,348
  20         26,387      100,000   100,000    100,000    3,885     9,201      21,383    3,885     9,201       21,383
  25         38,086      100,000   100,000    100,000    1,992     9,996      34,340    1,992     9,996       34,340
  30         53,018           **   100,000    100,000       **     7,897      54,124       **     7,897       54,124
  35         72,076           **        **    100,000       **        **      86,586       **        **       86,586
  40         96,398           **        **    148,037       **        **     140,988       **        **      140,988
  45        127,441           **        **    239,498       **        **     228,093       **        **      228,093

---------
* The illustrations assume that Planned Premiums are equal to the Target Premium and are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured or optional rider benefits are elected.

** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Flexible Premium Variable Life
$100,000 Total Sum Insured

Male, Issue Age 35, Standard Nonsmoker Underwriting Risk Class

Option B Death Benefit
Guideline Premium and Cash Value Corridor Test
Planned Premium:  $ 760 *
Using Current Charges

                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------
   1            798      100,216   100,243    100,269      216        243        269        0          0           0
   2          1,636      100,660   100,734    100,811      660        734        811        0          0          51
   3          2,516      101,086   101,236    101,398    1,086      1,236      1,398      326        476         638
   4          3,439      101,495   101,748    102,034    1,495      1,748      2,034      735        988       1,274
   5          4,409      101,884   102,269    102,721    1,884      2,269      2,721    1,124      1,509       1,961
   6          5,428      102,253   102,799    103,465    2,253      2,799      3,465    1,645      2,191       2,857
   7          6,497      102,599   103,335    104,268    2,599      3,335      4,268    2,067      2,803       3,736
   8          7,620      102,922   103,876    105,135    2,922      3,876      5,135    2,466      3,420       4,679
   9          8,799      103,221   104,421    106,071    3,221      4,421      6,071    2,917      4,117       5,767
  10         10,037      103,494   104,968    107,083    3,494      4,968      7,083    3,342      4,816       6,931
  11         11,337      103,776   105,557    108,222    3,776      5,557      8,222    3,776      5,557       8,222
  12         12,702      104,033   106,152    109,462    4,033      6,152      9,462    4,033      6,152       9,462
  13         14,135      104,263   106,750    110,807    4,263      6,750     10,807    4,263      6,750      10,807
  14         15,640      104,463   107,350    112,269    4,463      7,350     12,269    4,463      7,350      12,269
  15         17,220      104,632   107,948    113,858    4,632      7,948     13,858    4,632      7,948      13,858
  16         18,879      104,829   108,606    115,650    4,829      8,606     15,650    4,829      8,606      15,650
  17         20,621      104,982   109,252    117,590    4,982      9,252     17,590    4,982      9,252      17,590
  18         22,450      105,079   109,875    119,682    5,079      9,875     19,682    5,079      9,875      19,682
  19         24,370      105,116   110,467    121,939    5,116     10,467     21,939    5,116     10,467      21,939
  20         26,387      105,095   111,029    124,379    5,095     11,029     24,379    5,095     11,029      24,379
  25         38,086      104,406   113,628    140,457    4,406     13,628     40,457    4,406     13,628      40,457
  30         53,018      102,693   115,755    166,123    2,693     15,755     66,123    2,693     15,755      66,123
  35         72,076           **   115,986    206,323       **     15,986    106,323       **     15,986     106,323
  40         96,398           **   111,858    268,641       **     11,858    168,641       **     11,858     168,641
  45        127,441           **   100,135    365,665       **        135    265,665       **        135     265,665

---------
* The illustrations assume that Planned Premiums are equal to the Target Premium and are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the Owner. The Death Benefit, Account Value and Surrender Value for a Policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Flexible Premium Variable Life
$100,000 Total Sum Insured

Male, Issue Age 35, Standard Nonsmoker Underwriting Risk Class

Option B Death Benefit
Guideline Premium and Cash Value Corridor Test
Planned Premium:  $ 760 *
Using Maximum Charges

                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------
   1            798      100,190   100,215    100,241      190       215        241         0         0           0
   2          1,636      100,606   100,677    100,751      606       677        751         0         0           0
   3          2,516      101,005   101,147    101,301    1,005     1,147      1,301       245       387         541
   4          3,439      101,385   101,624    101,893    1,385     1,624      1,893       625       864       1,133
   5          4,409      101,745   102,107    102,531    1,745     2,107      2,531       985     1,347       1,771
   6          5,428      102,084   102,595    103,218    2,084     2,595      3,218     1,476     1,987       2,610
   7          6,497      102,400   103,086    103,956    2,400     3,086      3,956     1,868     2,554       3,424
   8          7,620      102,692   103,579    104,749    2,692     3,579      4,749     2,236     3,123       4,293
   9          8,799      102,958   104,070    105,600    2,958     4,070      5,600     2,654     3,766       5,296
  10         10,037      103,200   104,561    106,515    3,200     4,561      6,515     3,048     4,409       6,363
  11         11,337      103,413   105,048    107,497    3,413     5,048      7,497     3,413     5,048       7,497
  12         12,702      103,594   105,527    108,548    3,594     5,527      8,548     3,594     5,527       8,548
  13         14,135      103,745   105,996    109,676    3,745     5,996      9,676     3,745     5,996       9,676
  14         15,640      103,861   106,453    110,885    3,861     6,453     10,885     3,861     6,453      10,885
  15         17,220      103,942   106,895    112,180    3,942     6,895     12,180     3,942     6,895      12,180
  16         18,879      103,984   107,316    113,567    3,984     7,316     13,567     3,984     7,316      13,567
  17         20,621      103,982   107,711    115,047    3,982     7,711     15,047     3,982     7,711      15,047
  18         22,450      103,929   108,069    116,623    3,929     8,069     16,623     3,929     8,069      16,623
  19         24,370      103,821   108,384    118,299    3,821     8,384     18,299     3,821     8,384      18,299
  20         26,387      103,648   108,645    120,073    3,648     8,645     20,073     3,648     8,645      20,073
  25         38,086      101,621   108,779    130,539    1,621     8,779     30,539     1,621     8,779      30,539
  30         53,018           **   105,576    143,625       **     5,576     43,625        **     5,576      43,625
  35         72,076           **        **    158,092       **        **     58,092        **        **      58,092
  40         96,398           **        **    170,300       **        **     70,300        **        **      70,300
  45        127,441           **        **    170,901       **        **     70,901        **        **      70,901

---------
* The illustrations assume that Planned Premiums are equal to the Target Premium and are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured or optional rider benefits are elected.
** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Flexible Premium Variable Life
$100,000 Total Sum Insured

Male, Issue Age 35, Standard Nonsmoker Underwriting Risk Class

Option A Death Benefit
Cash Value Accumulation Test
Planned Premium:  $  760 *
Using Current Charges

                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------
   1            798      100,000   100,000    100,000      217        243        270        0          0           0
   2          1,636      100,000   100,000    100,000      662        736        814        0          0          54
   3          2,516      100,000   100,000    100,000    1,091      1,241      1,404      331        481         644
   4          3,439      100,000   100,000    100,000    1,502      1,757      2,045      742        997       1,285
   5          4,409      100,000   100,000    100,000    1,895      2,284      2,739    1,135      1,524       1,979
   6          5,428      100,000   100,000    100,000    2,270      2,821      3,493    1,662      2,213       2,885
   7          6,497      100,000   100,000    100,000    2,622      3,366      4,309    2,090      2,834       3,777
   8          7,620      100,000   100,000    100,000    2,954      3,920      5,195    2,498      3,464       4,739
   9          8,799      100,000   100,000    100,000    3,262      4,480      6,156    2,958      4,176       5,852
  10         10,037      100,000   100,000    100,000    3,546      5,046      7,199    3,394      4,894       7,047
  11         11,337      100,000   100,000    100,000    3,840      5,658      8,379    3,840      5,658       8,379
  12         12,702      100,000   100,000    100,000    4,112      6,280      9,670    4,112      6,280       9,670
  13         14,135      100,000   100,000    100,000    4,358      6,911     11,080    4,358      6,911      11,080
  14         15,640      100,000   100,000    100,000    4,577      7,550     12,624    4,577      7,550      12,624
  15         17,220      100,000   100,000    100,000    4,766      8,194     14,313    4,766      8,194      14,313
  16         18,879      100,000   100,000    100,000    4,982      8,901     16,220    4,982      8,901      16,220
  17         20,621      100,000   100,000    100,000    5,158      9,606     18,305    5,158      9,606      18,305
  18         22,450      100,000   100,000    100,000    5,280     10,298     20,579    5,280     10,298      20,579
  19         24,370      100,000   100,000    100,000    5,347     10,974     23,063    5,347     10,974      23,063
  20         26,387      100,000   100,000    100,000    5,359     11,634     25,787    5,359     11,634      25,787
  25         38,086      100,000   100,000    100,000    4,856     14,966     44,458    4,856     14,966      44,458
  30         53,018      100,000   100,000    129,120    3,333     18,382     75,864    3,333     18,382      75,864
  35         72,076           **   100,000    191,025       **     20,917    126,206       **     20,917     126,206
  40         96,398           **   100,000    281,747       **     20,777    205,835       **     20,777     205,835
  45        127,441           **   100,000    418,451       **     15,007    331,420       **     15,007     331,420

---------
* The illustrations assume that Planned Premiums are equal to the Target Premium and are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured or optional rider benefits are elected.

** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The death benefit, account value and surrender value for a policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

Flexible Premium Variable Life
$100,000 Total Sum Insured

Male, Issue Age 35, Standard Nonsmoker Underwriting Risk Class

Option a Death Benefit
Cash Value Accumulation Test
Planned Premium:  $  760 *
Using Maximum Charges

                                 Death Benefit                  Account Value                 Surrender Value
                         -----------------------------  -----------------------------  -----------------------------
            Premiums      Assuming Hypothetical Gross    Assuming Hypothetical Gross    Assuming Hypothetical Gross
End of    Accumulated    Annual Investment Return of:   Annual Investment Return of:   Annual Investment Return of:
Policy   At 5% Interest  -----------------------------  -----------------------------  -----------------------------
 Year       Per Year     0% Gross  6% Gross  12% Gross  0% Gross  6% Gross  12% Gross  0% Gross  6% Gross   12% Gross
------   --------------  --------  --------  ---------  --------  --------  ---------  --------  --------  -----------
   1            798      100,000   100,000    100,000      191       216         242        0         0            0
   2          1,636      100,000   100,000    100,000      608       679         753        0         0            0
   3          2,516      100,000   100,000    100,000    1,009     1,151       1,306      249       391          546
   4          3,439      100,000   100,000    100,000    1,392     1,632       1,903      632       872        1,143
   5          4,409      100,000   100,000    100,000    1,756     2,120       2,548      996     1,360        1,788
   6          5,428      100,000   100,000    100,000    2,100     2,616       3,244    1,492     2,008        2,636
   7          6,497      100,000   100,000    100,000    2,422     3,115       3,995    1,890     2,583        3,463
   8          7,620      100,000   100,000    100,000    2,722     3,619       4,805    2,266     3,163        4,349
   9          8,799      100,000   100,000    100,000    2,996     4,125       5,679    2,692     3,821        5,375
  10         10,037      100,000   100,000    100,000    3,248     4,634       6,623    3,096     4,482        6,471
  11         11,337      100,000   100,000    100,000    3,472     5,141       7,641    3,472     5,141        7,641
  12         12,702      100,000   100,000    100,000    3,667     5,644       8,740    3,667     5,644        8,740
  13         14,135      100,000   100,000    100,000    3,831     6,143       9,927    3,831     6,143        9,927
  14         15,640      100,000   100,000    100,000    3,964     6,636      11,209    3,964     6,636       11,209
  15         17,220      100,000   100,000    100,000    4,063     7,118      12,595    4,063     7,118       12,595
  16         18,879      100,000   100,000    100,000    4,125     7,588      14,094    4,125     7,588       14,094
  17         20,621      100,000   100,000    100,000    4,144     8,038      15,714    4,144     8,038       15,714
  18         22,450      100,000   100,000    100,000    4,114     8,462      17,461    4,114     8,462       17,461
  19         24,370      100,000   100,000    100,000    4,031     8,853      19,348    4,031     8,853       19,348
  20         26,387      100,000   100,000    100,000    3,885     9,201      21,383    3,885     9,201       21,383
  25         38,086      100,000   100,000    100,000    1,992     9,996      34,340    1,992     9,996       34,340
  30         53,018           **   100,000    100,000       **     7,897      54,124       **     7,897       54,124
  35         72,076           **        **    128,038       **        **      84,592       **        **       84,592
  40         96,398           **        **    175,144       **        **     127,954       **        **      127,954
  45        127,441           **        **    237,023       **        **     187,726       **        **      187,726



---------
* The illustrations assume that Planned Premiums are equal to the Target Premium and are paid at the start of each Policy Year. The Death Benefit and Surrender Value will differ if premiums are paid in different amounts or frequencies, if policy loans are taken, or if Additional Sum Insured or optional rider benefits are elected.

** Policy lapses unless additional premium payments are made.

The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The Death Benefit, Account Value and Surrender Value for a Policy would be different from those shown if the actual gross rates of investment return averaged 0%, 6% or 12% over a period of years, but also fluctuated above or below the average for individual policy years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.

                              ADDITIONAL INFORMATION

   This section of the prospectus provides additional detailed information that is not contained in the Basic Information section on pages 4 through 24.


Contents of this section                                    Beginning on page
------------------------                                    -----------------

Description of us..........................................        33
How we support the policy and investment options...........        33
Procedures for issuance of a policy........................        34
Basic Sum Insured vs. Additional Sum Insured...............        35
Commencement of investment performance.....................        35
How we process certain policy transactions.................        36
Effects of policy loans....................................        37
Additional information about how certain policy charges
work.......................................................        38
How we market the policies.................................        39
Tax considerations.........................................        40
Reports that you will receive..............................        42
Voting privileges that you will have.......................        42
Changes that we can make as to your policy.................        43
Adjustments we make to death benefits......................        43
When we pay policy proceeds................................        43
Other details about exercising rights and paying benefits..        44
Legal matters..............................................        44
Registration statement filed with the SEC..................        44
Accounting and actuarial experts...........................        44
Financial statements of JHVLICO and the Account............        45
List of our Directors and Executive Officers of JHVLICO....        46

Description of us

   We are JHVLICO, a stock life insurance company chartered in 1979 under Massachusetts law. We are authorized to transact a life insurance and annuity business in all states other than New York and in the District of Columbia. We began selling variable life insurance policies in 1980.

   We are regulated and supervised by the Massachusetts Commissioner of Insurance, who periodically examines our affairs. We also are subject to the applicable insurance laws and regulations of all jurisdictions in which we are authorized to do business. We are required to submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business for purposes of determining solvency and compliance with local insurance laws and regulations. The regulation to which we are subject, however, does not provide a guarantee as to such matters.

   We are a wholly-owned subsidiary of John Hancock Life Insurance Company ("John Hancock"), a Massachusetts stock life insurance company. On February 1, 2000, John Hancock Mutual Life Insurance Company (which was chartered in Massachusetts in 1862) converted to a stock company by "demutualizing" and changed its name to John Hancock Life Insurance Company. As part of the demutualization process, John Hancock became a subsidiary of John Hancock Financial Services, Inc., a newly formed publicly-traded corporation. John Hancock's home office is at John Hancock Place, Boston, Massachusetts 02117. As of December 31, 1999, John Hancock's assets were approximately $71 billion and it had invested approximately $575 million in JHVLICO in connection with JHVLICO's organization and operation. It is anticipated that John Hancock will from time to time make additional capital contributions to JHVLICO to enable us to meet our reserve requirements and expenses in connection with our business. John Hancock is committed to make additional capital contributions if necessary to ensure that we maintain a positive net worth.

How we support the policy and investment options

Separate Account U

   The variable investment options shown on page 1 are in fact subaccounts of Separate Account U (the "Account"), a separate account established by us under Massachusetts law. The Account meets the definition of "separate account" under the Federal securities laws and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Such registration does not involve supervision by the SEC of the management of the Account or of us.

   The Account's assets are our property. Each policy provides that amounts we hold in the Account pursuant to the policies cannot be reached by any other persons who may have claims against us.

   The assets in each subaccount are invested in the corresponding fund of one of theTrusts. New subaccounts may be added as new funds are added to the Trusts and made available to policy owners. Existing subaccounts may be deleted if existing funds are deleted from the Trusts.

   We will purchase and redeem Trust shares for the Account at their net asset value without any sales or redemption charges. Shares of a Trust represent an interest in one of the funds of the Trust which corresponds to a subaccount of the Account. Any dividend or capital gains distributions received by the Account will be reinvested in shares of that same fund at their net asset value as of the dates paid.

   On each business day, shares of each fund are purchased or redeemed by us for each subaccount based on, among other things, the amount of net premiums allocated to the subaccount, distributions reinvested, and transfers to, from and among subaccounts, all to be effected as of that date. Such purchases and redemptions are effected at each fund's net asset value per share determined for that same date. A "business day" is any date on which the New York Stock Exchange is open for trading. We compute policy values for each business day as of the close of that day (usually 4:00 p.m. Eastern Standard Time).

Our general account

   Our obligations under the policy's fixed investment option are backed by our general account assets. Our general account consists of assets owned by us other than those in the Account and in other separate accounts that we may establish. Subject to applicable law, we have sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Instead, we guarantee that the account value allocated to the fixed investment option will accrue interest daily at an effective annual rate of at least 4% without regard to the actual investment experience of the general account.

   Because of exemptive and exclusionary provisions, interests in our fixed investment option have not been registered under the Securities Act of 1933 and our general account has not been registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts, and we have been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the fixed investment option. Disclosure regarding the fixed investment option may, however, be subject to certain generally-applicable provisions of the Federal securities laws relating to accuracy and completeness of statements made in prospectuses.

Procedures for issuance of a policy

   Generally, the policy is available with a minimum Basic Sum Insured at issue of $100,000. At the time of issue, the insured person must have an attained age of no more than 85. All insured persons must meet certain health and other insurance risk criteria called "underwriting standards".

   Policies issued in Montana or in connection with certain employee plans will not directly reflect the sex of the insured person in either the premium rates or the charges or values under the policy. The illustrations set forth in this prospectus are sex-distinct and, therefore, may not reflect the rates, charges, or values that would apply to such policies.

Minimum Initial Premium

   The Minimum Initial Premium must be received by us at our Life Servicing Office in order for the policy to be in full force and effect. There is no grace period for the payment of the Minimum Initial Premium. The Minimum Initial Premium is determined by us based on the characteristics of the insured person, the Basic Sum Insured and the Additional Sum Insured at issue, and the policy options you have selected.

Commencement of insurance coverage

   After you apply for a policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a policy to you and, if so, what the insured person's rate class should be. After we approve an application for a policy and assign an appropriate insurance rate class, we will prepare the policy for delivery. We will not pay a death benefit under a policy unless the policy is in effect when the insured person dies (except for the circumstances described under "Temporary insurance coverage prior to policy delivery" on page 35).

   The policy will take effect only if all of the following conditions are satisfied:

 .  The policy is delivered to and received by the applicant.

 .  The Minimum Initial Premium is received by us.

 . The insured person is living and still meets our health criteria for issuing insurance.

If all of the above conditions are satisfied, the policy will take effect on the date shown in the policy as the "date of issue." That is the date on which we begin to deduct monthly charges. Policy months, policy years and policy anniversaries are all measured from the date of issue.

Backdating

   In order to preserve a younger age at issue for the insured person, we can designate a date of issue that is up to 60 days earlier than the date that would otherwise apply. This is referred to as "backdating" and is allowed under state insurance laws. Backdating can also be used in certain corporate-owned life insurance cases involving multiple policies to retain a common monthly deduction date.

   The conditions for coverage described above under "Commencement of insurance coverage" must still be satisfied, but in a backdating situation the policy always takes effect retroactively. Backdating results in a lower insurance charge (if it is used to preserve the insured person's younger age at issue), but monthly charges begin earlier than would otherwise be the case. Those monthly charges will be deducted as soon as we receive premiums sufficient to pay them.

Temporary coverage prior to policy delivery

   If a specified amount of premium is paid with the application for a policy and other conditions are met, we will provide temporary term life insurance coverage on the insured person for a period prior to the time coverage under the policy takes effect. Such temporary term coverage will be subject to the terms and conditions described in the application for the policy, including limits on amount and duration of coverage.

Monthly deduction dates

   Each charge that we deduct monthly is assessed against your account value or the subaccounts at the close of business on the date of issue and at the close of the first business day in each subsequent policy month.

Basic Sum Insured Vs. Additional Sum Insured

   As noted earlier in this prospectus, you should consider a number of factors in determining whether to elect coverage in the form of Basic Sum Insured or in the form of Additional Sum Insured.

   For the same amount of premiums paid, the amount of the issue charge deducted from account value and the amount of compensation paid to the selling insurance agent will generally be less if coverage is included as Additional Sum Insured rather than as Basic Sum Insured. On the other hand, the amount of any Additional Sum Insured is not included in the guaranteed death benefit feature after the 5th policy year. Therefore, if the policy's surrender value is insufficient to pay the monthly charges as they fall due (including the charges for the Additional Sum Insured) after the 5th policy year, the Additional Sum Insured coverage will lapse, even if the Basic Sum Insured stays in effect pursuant to the guaranteed death benefit feature.

   Generally, you will incur lower issue charges and have more flexible coverage with respect to the Additional Sum Insured than with respect to the Basic Sum Insured. If this is your priority, you may wish to maximize the proportion of the Additional Sum Insured. However, if your priority is to take advantage of the guaranteed death benefit feature after the 5th policy year, the proportion of the Policy's Total Sum Insured that is guaranteed can be increased by taking out more coverage as Basic Sum Insured at the time of policy issuance.

   Any decision you make to modify the amount of Additional Sum Insured coverage after issue can have significant tax consequences (see "Tax Considerations" beginning on page 40).

Commencement of investment performance

   Any premium payment processed prior to the twentieth day after the policy's date of issue will automatically be allocated to the Money Market investment option. On the later of the date such payment is received or the twentieth day following the date of issue, the portion of the Money Market investment option attributable to such payment will be reallocated automatically among the investment options you have chosen.

   All other premium payments will be allocated among the investment options you have chosen as soon as they are processed.

How we process certain policy transactions

Premium payments

   We will process any premium payment as of the day we receive it, unless one of the following exceptions applies:

   (1) We will process a payment received prior to a policy's date of issue as if received on the date of issue.

   (2) If the Minimum Initial Premium is not received prior to the date of issue, we will process each premium payment received thereafter as if received on the business day immediately preceding the date of issue until all of the Minimum Initial Premium is received.

   (3) We will process the portion of any premium payment for which we require evidence of the insured person's continued insurability only after we have received such evidence and found it satisfactory to us.

   (4) If we receive any premium payment that we think will cause a policy to become a modified endowment or will cause a policy to lose its status as life insurance under the tax laws, we will not accept the excess portion of that premium payment and will immediately notify the owner. We will refund the excess premium when the premium payment check has had time to clear the banking system (but in no case more than two weeks after receipt), except in the following circumstances:

 .  The tax problem resolves itself prior to the date the refund is to be made;
   or

 . The tax problem relates to modified endowment status and we receive a signed acknowledgment from the owner prior to the refund date instructing us to process the premium notwithstanding the tax issues involved.

   In the above cases, we will treat the excess premium as having been received on the date the tax problem resolves itself or the date we receive the signed acknowledgment. We will then process it accordingly.

   (4) If a premium payment is received or is otherwise scheduled to be processed (as specified above) on a date that is not a business day, the premium payment will be processed on the business day next following that date.

Transfers among investment options

   Any reallocation among investment options must be such that the total in all investment options after reallocation equals 100% of account value. Transfers out of any investment option will be effective at the end of the business day in which we receive at our Life Servicing Office notice satisfactory to us.

   We have the right to defer transfers of amounts out of the fixed investment option for up to six months.

Dollar cost averaging

   Scheduled transfers under this option may be made from the Money Market investment option to not more than nine other variable investment options. However, the amount transferred to any one investment option must be at least $100.

   Once we receive the election in form satisfactory to us at our Life Servicing Office, transfers will begin on the second monthly deduction date following its receipt. If you have any questions with respect to this provision, call 1-800-732-5543.

   Once elected, the scheduled monthly transfer option will remain in effect for so long as you have at least $2,500 of your account value in the Money Market investment option, or until we receive written notice from you of cancellation of the option or notice of the death of the insured person. The dollar cost averaging and rebalancing options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the dollar cost averaging program at any time.

Asset Rebalancing

   This option can be elected in the application or by sending the appropriate form to our Life Servicing Office. You must specify the frequency for rebalancing (quarterly, semi-annually or annually), the preset percentage for each variable investment option and a future beginning date. The first rebalancing will occur on the monthly deduction date that occurs on or next follows the beginning date you select.

   Once elected, rebalancing will continue until we receive notice of cancellation of the option or notice of the death of the insured person. If you cancel rebalancing, you will have to wait 30 days before you can start it again.

   The fixed investment option does not participate in and is not affected by rebalancing.The rebalancing and dollar cost averaging options cannot be in effect at the same time. We reserve the right to modify, terminate or suspend the rebalancing program at any time.

Telephone transfers and policy loans

   Once you have completed a written authorization, you may request a transfer or policy loan by telephone or by fax. If the fax request option becomes unavailable, another means of telecommunication will be substituted.

   If you authorize telephone transactions, you will be liable for any loss, expense or cost arising out of any unauthorized or fraudulent telephone instructions which we reasonably believe to be genuine, unless such loss, expense or cost is the result of our mistake or negligence. We employ procedures which provide safeguards against the execution of unauthorized transactions, and which are reasonably designed to confirm that instructions received by telephone are genuine. These procedures include requiring personal identification, tape recording calls, and providing written confirmation to the owner. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable for any loss due to unauthorized or fraudulent instructions.

Effective date of other policy transactions

   The following transactions take effect on the policy anniversary on or next following the date we approve your request:

 .  Additional Sum Insured increases.

 .  Change of death benefit Option from A to B.

   A change of death benefit Option from B to A is effective on the policy anniversary on or next following the date we receive the request.

   The following transactions take effect on the monthly deduction date on or next following the date we approve your request:

 .  Total Sum Insured decreases

 .  Reinstatements of lapsed policies

   We process loans, surrenders, partial withdrawals and loan repayments as of the day we receive such request or repayment.

Effects of policy loans

   The account value, the surrender value, and any death benefit above the Total Sum Insured are permanently affected by any loan, whether or not it is repaid in whole or in part. This is because the amount of the loan is deducted from the investment options and placed in a special loan account. The investment options and the special loan account will generally have different rates of investment return.

   The amount of the outstanding loan (which includes accrued and unpaid interest) is subtracted from the amount otherwise payable when the policy proceeds become payable.

   Whenever the outstanding loan equals or exceeds the surrender value, the policy will terminate 31 days after we have mailed notice of termination to you (and to any assignee of record at such assignee's last known address) specifying the minimum amount that must be paid to avoid termination, unless a repayment of at least the amount specified is made within that period. Also, taking out a loan on the policy increases the risk that the policy may lapse because of the difference between the interest rate charged on the loan and the interest rate credited to the special loan account. Policy loans may also result in adverse tax consequences under certain circumstances (see "Tax considerations" beginning on page 40).

Additional information about how certain policy charges work

Sales expenses and related charges

   The sales charges (i.e., the premium sales charge and the CDSC) help to compensate us for the cost of selling our policies. (See "What charges will we deduct from your investment in the policy?" in the Basic Information section of this prospectus.) The amount of the charges in any policy year does not specifically correspond to sales expenses for that year. We expect to recover our total sales expenses over the life of the policies. To the extent that the sales charges do not cover total sales expenses, the sales expenses may be recovered from other sources, including gains from the charge for mortality and expense risks and other gains with respect to the policies, or from our general assets. (See "How we market the policies" on page 39.) Similarly, administrative expenses not fully covered by the issue charge and the administrative charge may also be recovered from such other sources.

Effect of premium payment pattern

   You may structure the timing of premium payments to minimize the sales charges, although doing so involves certain risks. Paying less premium in the first 5 policy years and more in later years could reduce your total sales charges. For example, if the Target premium was $2,000 and you paid $1,500 in each of the first 10 policy years, you would pay total sales charges of $525 and be subject to a maximum CDSC of $1,500. If you paid $1,000 in each of the first 5 policy years and $2,000 in each of policy years 6 through 10, you would pay total sales charges of only $500 and be subject to a maximum CDSC of only $1,000. However, delaying the payment of premiums to later policy years could increase the risk that the guaranteed death benefit feature will not be in effect and the surrender value will be insufficient to pay policy charges. As a result, the policy or any Additional Sum Insured may lapse and eventually terminate.

Monthly charges

   Unless we agree otherwise, we will deduct the monthly charges described in the Basic Information section from your policy's investment options in proportion to the amount of account value you have in each. For each month that we cannot deduct any charge because of insufficient account value, the uncollected charges will accumulate and be deducted when and if sufficient account value becomes available.

   The insurance under the policy continues in full force during any grace period but, if the insured person dies during the policy grace period, the amount of unpaid monthly charges is deducted from the death benefit otherwise payable.

Reduced charges for eligible classes

   The charges otherwise applicable may be reduced with respect to policies issued to a class of associated individuals or to a trustee, employer or similar entity where we anticipate that the sales to the members of the class will result in lower than normal sales or administrative expenses, lower taxes or lower risks to us. We will make these reductions in accordance with our rules in effect at the time of the application for a policy. The factors we consider in determining the eligibility of a particular group for reduced charges, and the level of the reduction, are as follows: the nature of any association and its organizational framework; the method by which sales will be made to the members of the class; the facility with which premiums will be collected from any associated individuals and the association's capabilities with respect to administrative tasks; the anticipated lapse and surrender rates of the policies; the size of the class of associated individuals and the number of years it has been in existence; the aggregate amount of premiums paid; and any other such circumstances which result in a reduction in sales or administrative expenses, lower taxes or lower risks. Any reduction in charges will be reasonable and will apply uniformly to all prospective policy purchasers in the class and will not unfairly discriminate against any owner.

How we market the policies

   Signator Investors, Inc. ("Signator"), an indirect wholly-owned subsidiary of John Hancock located at 197 Clarendon Street, Boston, MA 02117, is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Signator acts as principal underwriter and principal distributor of the policies pursuant to a sales agreement among John Hancock, Signator, JHVLICO, and the Account. Signator also serves as principal underwriter for John Hancock Variable Annuity Accounts U, I and V, John Hancock Mutual Variable Life Insurance Account UV and John Hancock Variable Life Accounts V and S, all of which are registered under the 1940 Act. Signator is also the principal underwriter for John Hancock Variable Series Trust I.

   Applications for policies are solicited by agents who are licensed by state insurance authorities to sell JHVLICO's policies and who are also registered representatives ("representatives") of Signator or other broker-dealer firms, as discussed below. John Hancock (on behalf of JHVLICO) performs insurance underwriting and determines whether to accept or reject the application for a policy and each insured person's risk classification. JHVLICO will make the appropriate refund if a policy ultimately is not issued or is returned under the "free look" provision. Officers and employees of John Hancock and JHVLICO are covered by a blanket bond by a commercial carrier in the amount of $25 million.

   Signator's representatives are compensated for sales of the policies on a commission and service fee basis by Signator, and JHVLICO reimburses Signator for such compensation and for other direct and indirect expenses (including agency expense allowances, general agent, district manager and supervisor's compensation, agent's training allowances, deferred compensation and insurance benefits of agents, general agents, district managers and supervisors, agency office clerical expenses and advertising) actually incurred in connection with the marketing and sale of the policies.

   The maximum commission payable to a Signator representative for selling a policy varies by policy year and, in the first policy year, is different for the portion of premiums paid up to the Target Premium and the portion, if any, of premiums paid in excess of the Target Premium. For the first policy year, the maximum commission is 50% of the Target Premium and 4% of any excess premium. For policy years 2 through 5, the maximum commission is 4% of all premiums paid. For policy years 6 and thereafter, the maximum commission is 3% of all premiums paid. In addition, a "trail" commission is payable at the end of each policy year equal to a percentage of that portion of account value allocated to the variable investment options for the applicable policy year. The maximum percentages are 0.40% for policy years 1 through 10 and 0.20% for policy years 11 and thereafter.

   Representatives with less than four years of service with Signator and those compensated on salary plus bonus or level commission programs may be paid on a different basis. Representatives who meet certain productivity and persistency standards with respect to the sale of policies issued by JHVLICO and John Hancock will be eligible for additional compensation.

   The policies are also sold through other registered broker-dealers that have entered into selling agreements with Signator and whose representatives are authorized by applicable law to sell variable life insurance policies. The commissions which will be paid by such broker-dealers to their representatives will be in accordance with their established rules. The commission rates may be more or less than those set forth above for Signator's representatives. In addition, their qualified registered representatives may be reimbursed by the broker-dealers under expense reimbursement allowance programs in any year for approved voucherable expenses incurred. Signator will compensate the broker-dealers as provided in the selling agreements, and JHVLICO will reimburse Signator for such amounts and for certain other direct expenses in connection with marketing the policies through other broker-dealers.

   Representatives of Signator and the other broker-dealers mentioned above may also earn "credits" toward qualification for attendance at certain business meetings sponsored by John Hancock.

   The offering of the policies is intended to be continuous, but neither JHVLICO nor Signator is obligated to sell any particular amount of policies.

Tax considerations

   This description of federal income tax consequences is only a brief summary and is not intended as tax advice. Tax consequences will vary based on your own particular circumstances, and for further information you should consult a qualified tax advisor. Federal, state and local tax laws, regulations and interpretations can change from time to time. As a result, the tax consequences to you and the beneficiary may be altered, in some cases retroactively.

Policy proceeds

   We believe the policy will receive the same federal income and estate tax treatment as fixed benefit life insurance policies. Section 7702 of the Internal Revenue Code (the "Code") defines life insurance for federal tax purposes. If certain standards are met at issue and over the life of the policy, the policy will satisfy that definition. We will monitor compliance with these standards.

   If the policy complies with the definition of life insurance, we believe the death benefit proceeds under the policy will be excludable from the beneficiary's gross income under the Code. In addition, if you have elected the Long-Term Care Acceleration Rider, the rider's benefits generally will be excludable from gross income under the Code. The tax-free nature of these accelerated benefits is contingent on the rider meeting specific requirements under Sections 101 and/or Section 7702B of the Code. We have designed the rider to meet these standards.

Other policy distributions

   Increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until values are actually received through distributions. In general, the owner will be taxed on the amount of distributions that exceed the premiums paid under the policy. But under certain circumstances within the first 15 policy years, the owner may be taxed on a distribution even if total withdrawals do not exceed total premiums paid. Any taxable distribution will be ordinary income to the owner (rather than capital gains).

   Distributions for tax purposes can include amounts received upon surrender or partial withdrawals. You may also be deemed to have received a distribution for tax purposes if you assign all or part of your policy rights or change your policy's ownership. If you have elected the Long-Term Care Acceleration Rider, as described beginning on page 19, you may be deemed to have received a distribution for tax purposes each time a deduction is made from your policy's account value to pay the rider charge.

   We also believe that, except as noted below, loans received under the policy will be treated as indebtedness of an owner and that no part of any loan will constitute income to the owner. However, if the policy terminates for any reason, the amount of any outstanding loan that was not previously considered income will be treated as if it had been distributed to the owner upon such termination. This could result in a considerable tax bill. Under certain circumstances involving large amounts of outstanding loans, you might find yourself having to choose between high premiums requirements to keep your policy from lapsing and a significant tax burden if you allow the lapse to occur.

   It is possible that, despite our monitoring, a policy might fail to qualify as life insurance under Section 7702 of the Code. This could happen, for example, if we inadvertently failed to return to you any premium payments that were in excess of permitted amounts, or if any of the funds failed to meet certain investment diversification or other requirements of the Code. If this were to occur, you would be subject to income tax on the income and gains under the policy for the period of the disqualification and for subsequent periods.

   In the past, the United States Treasury Department has stated that it anticipated issuing guidelines prescribing circumstances in which the ability of a policy owner to direct his or her investment to particular funds may cause the policy owner, rather than the insurance company, to be treated as the owner of the shares of those funds. In that case, any income and gains attributable to those shares would be included in your current gross income for federal income tax purposes. Under current law, however, we believe that we, and not the owner of a policy, would be considered the owner of the fund's shares for tax purposes.

   Tax consequences of ownership or receipt of policy proceeds under federal, state and local estate, inheritance, gift and other tax laws depend on the circumstances of each owner or beneficiary.

   Because there may be unfavorable tax consequences (including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary), you should consult a qualified tax adviser prior to changing the policy's ownership or making any assignment of ownership interests.

7-pay premium limit

   At the time of policy issuance, we will determine whether the Planned Premium schedule will exceed the 7-pay limit discussed below. If so, our standard procedures prohibit issuance of the policy unless you sign a form acknowledging that fact.

   The 7-pay limit is the total of net level premiums that would have been payable at any time for a comparable fixed policy to be fully "paid-up" after the payment of 7 equal annual premiums. "Paid-up" means that no further premiums would be required to continue the coverage in force until maturity, based on certain prescribed assumptions. If the total premiums paid at any time during the first 7 policy years exceed the 7-pay limit, the policy will be treated as a "modified endowment", which can have adverse tax consequences.

   The owner will be taxed on distributions and loans from a "modified endowment" to the extent of any income (gain) to the owner (on an income-first basis). The distributions and loans affected will be those made on or after, and within the two year period prior to, the time the policy becomes a modified endowment. Additionally, a 10% penalty tax may be imposed on taxable portions of such distributions or loans that are made before the owner attains age 591/2.

   Furthermore, any time there is a "material change" in a policy (such as an increase in the Additional Sum Insured, the addition of certain other policy benefits after issue, a change in death benefit option, or reinstatement of a lapsed policy), the policy will have a new 7-pay limit as if it were a newly-issued policy. If a prescribed portion of the policy's then account value, plus all other premiums paid within 7 years after the material change, at any time exceed the new 7-pay limit, the policy will become a modified endowment.

   Moreover, if benefits under a policy are reduced (such as a reduction in the Total Sum Insured or death benefit or the reduction or cancellation of certain rider benefits) during the 7 years in which a 7-pay test is being applied, the 7-pay limit will be recalculated based on the reduced benefits. If the premiums paid to date are greater than the recalculated 7-pay limit, the policy will become a modified endowment.

   All modified endowments issued by the same insurer (or its affiliates) to the owner during any calendar year generally will be treated as one contract for the purpose of applying the modified endowment rules. A policy received in exchange for a modified endowment will itself also be a modified endowment. You should consult your tax advisor if you have questions regarding the possible impact of the 7-pay limit on your policy.

Corporate and H.R. 10 plans

   The policy may be acquired in connection with the funding of retirement plans satisfying the qualification requirements of Section 401 of the Code. If so, the Code provisions relating to such plans and life insurance benefits thereunder should be carefully scrutinized. We are not responsible for compliance with the terms of any such plan or with the requirements of applicable provisions of the Code.

Reports That You Will Receive

   At least annually, we will send you a statement setting forth the following information as of the end of the most recent reporting period: the amount of the death benefit, the Basic Sum Insured and the Additional Sum Insured, the account value, the portion of the account value in each investment option, the surrender value, premiums received and charges deducted from premiums since the last report, and any outstanding policy loan (and interest charged for the preceding policy year). Moreover, you also will receive confirmations of premium payments, transfers among investment options, policy loans, partial withdrawals and certain other policy transactions.

   Semiannually we will send you a report containing the financial statements of the Trusts, including a list of securities held in each fund.

Voting privileges that you will have

   All of the assets in the subaccounts of the Account are invested in shares of the corresponding funds of the Trusts. We will vote the shares of each of the funds of a Trust which are deemed attributable to variable life insurance policies at regular and special meetings of the Trust's shareholders in accordance with instructions received from owners of such policies. Shares of the Trust held in the Account which are not attributable to such policies, as well as shares for which instructions from owners are not received, will be represented by us at the meeting. We will vote such shares for and against each matter in the same proportions as the votes based upon the instructions received from the owners of such policies.

   We determine the number of a fund's shares held in a subaccount attributable to each owner by dividing the amount of a policy's account value held in the subaccount by the net asset value of one share in the fund. Fractional votes will be counted. We determine the number of shares as to which the owner may give instructions as of the record date for a Trust's meeting. Owners of policies may give instructions regarding the election of the Board of Trustees or Board of Directors of a Trust, ratification of the selection of independent auditors, approval of Trust investment advisory agreements and other matters requiring a shareholder vote. We will furnish owners with information and forms to enable owners to give voting instructions.

   However, we may, in certain limited circumstances permitted by the SEC's rules, disregard voting instructions. If we do disregard voting instructions, you will receive a summary of that action and the reasons for it in the next semi-annual report to owners.

Changes that we can make as to your policy

Changes relating to a Trust or the Account

   The voting privileges described in this prospectus reflect our understanding of applicable Federal securities law requirements. To the extent that applicable law, regulations or interpretations change to eliminate or restrict the need for such voting privileges, we reserve the right to proceed in accordance with any such revised requirements. We also reserve the right, subject to compliance with applicable law, including approval of owners if so required, (1) to transfer assets determined by JHVLICO to be associated with the class of policies to which your policy belongs from the Account to another separate account or subaccount, (2) to operate the Account as a "management-type investment company" under the 1940 Act, or in any other form permitted by law, the investment adviser of which would be JHVLICO, John Hancock, or an affiliate of either, (3) to deregister the Account under the 1940 Act, (4) to substitute for the fund shares held by a subaccount any other investment permitted by law, and (5) to take any action necessary to comply with or obtain any exemptions from the 1940 Act. We would notify owners of any of the foregoing changes and, to the extent legally required, obtain approval of owners and any regulatory body prior thereto. Such notice and approval, however, may not be legally required in all cases.

Other permissible changes

   We reserve the right to make any changes in the policy necessary to ensure the policy is within the definition of life insurance under the Federal tax laws and is in compliance with any changes in Federal or state tax laws.

   In our policies, we reserve the right to make certain changes if they would serve the best interests of policy owners or would be appropriate in carrying out the purposes of the policies. Such changes include the following:

 . Changes necessary to comply with or obtain or continue exemptions under the federal securities laws

 .  Combining or removing investment options

 .  Changes in the form of organization of any separate account

   Any such changes will be made only to the extent permitted by applicable laws and only in the manner permitted by such laws. When required by law, we will obtain your approval of the changes and the approval of any appropriate regulatory authority.

Adjustments we make to death benefits

   If the insured person commits suicide within certain time periods, the amount of death benefit we pay will be limited as described in the policy. Also, if an application misstated the age or gender of the insured person, we will adjust the amount of any death benefit as described in the policy.

When we pay policy proceeds

General

   We will pay any death benefit, withdrawal, surrender value or loan within 7 days after we receive the last required form or request (and, with respect to the death benefit, any other documentation that may be required). If we don't have information about the desired manner of payment within 7 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within 7 days thereafter.

Delay to challenge coverage

   We may challenge the validity of your insurance policy based on any material misstatements made to us in the application for the policy. We cannot make such a challenge, however, beyond certain time limits that are specified in the policy.

Delay for check clearance

   We reserve the right to defer payment of that portion of your account value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of separate account proceeds

   We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from a variable investment option if (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted; (2) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the account value; or (3) the SEC by order permits the delay for the protection of owners. Transfers and allocations of account value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Other details about exercising rights and paying benefits

Joint ownership

   If more than one person owns a policy, all owners must join in most requests to exercise rights under the policy.

Assigning your policy

   You may assign your rights in the policy to someone else as collateral for a loan or for some other reason. Assignments do not require the consent of any revocable beneficiary. A copy of the assignment must be forwarded to us. We are not responsible for any payment we make or any action we take before we receive notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal or loan from the policy.

Your beneficiary

   You name your beneficiary when you apply for the policy. The beneficiary is entitled to the proceeds we pay following the insured person's death. You may change the beneficiary during the insured person's lifetime. Such a change requires the consent of any irrevocable named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

Legal matters

   The legal validity of the policies described in this prospectus has been passed on by Ronald J. Bocage, Vice President and Counsel for JHVLICO. Messrs. Freedman, Levy, Kroll & Simonds, Washington, D.C., have advised us on certain Federal securities law matters in connection with the policies.

Registration statement filed with the SEC

   This prospectus omits certain information contained in the Registration Statement which has been filed with the SEC. More details may be obtained from the SEC upon payment of the prescribed fee.

Accounting and actuarial experts

   Certain of the financial statements of JHVLICO and the Account included in this prospectus have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and have been included in reliance on their reports given on their authority as experts in accounting and auditing. Actuarial matters included in this prospectus have been examined by Todd G. Engelsen, F.S.A., Vice

President and Actuary of JHVLICO and Second Vice President of John Hancock.

Financial statements of JHVLICO and the Account

   The financial statements of JHVLICO included herein should be distinguished from the financial statements of the Account and should be considered only as bearing upon the ability of JHVLICO to meet its obligations under the policies.

   In addition to those financial statements of JHVLICO and the Account included herein that have been audited by Ernst & Young LLP, this prospectus also contains unaudited financial statements of both JHVLICO and the Account for a period subsequent to the audited financial statements.

               List of Directors and Executive Officers of JHVLICO

   The Directors and Executive Officers of JHVLICO and their principal occupations during the past five years are as follows:


Directors and Executive Officers         Principal Occupations
--------------------------------         ---------------------
David F. D'Alessandro .................  Chairman of the Board and Chief Executive Officer of JHVLICO; President
                                         and Chief Executive Officer, John Hancock Life Insurance Company.
Michele G. Van Leer....................  Vice Chairman of the Board and President of JHVLICO; Senior Vice President,
                                         John Hancock Life Insurance Company.
Ronald J. Bocage ......................  Director, Vice President and Counsel of JHVLICO; Vice President and
                                         Counsel, John Hancock Life Insurance Company.
Bruce M. Jones.........................  Director and Vice President of JHVLICO; Vice President, John Hancock
                                         Life Insurance Company.
Thomas J. Lee..........................  Director and Vice President of JHVLICO; Vice President, John Hancock
                                         Life Insurance Company.
Barbara L. Luddy.......................  Director, Vice President and Actuary of JHVLICO; Senior Vice President,
                                         John Hancock Life Insurance Company.
Robert S. Paster.......................  Director and Vice President of JHVLICO; Vice President, John Hancock
                                         Life Insurance Company.
Robert R. Reitano......................  Director and Vice President of JHVLICO; Vice President, John Hancock
                                         Life Insurance Company.
Paul Strong ...........................  Director and Vice President of JHVLICO; Vice President, John Hancock
                                         Life Insurance Company.
Daniel L. Ouellette....................  Vice President, Marketing, of JHVLICO; Senior Vice President, John Hancock
                                         Life Insurance Company.
Edward P. Dowd.........................  Vice President, Investments, of JHVLICO; Senior Vice President, John Hancock
                                         Life Insurance Company
Roger G. Nastou........................  Vice President, Investments, of JHVLICO; Vice President, John Hancock
                                         Life Insurance Company
Todd G. Engelsen.......................  Vice President and Illustration Actuary of JHVLICO; Second Vice President,
                                         John Hancock Life Insurance Company
Julie H. Indge.........................  Treasurer of JHVLICO; Financial Officer, John Hancock Life Insurance Company
Patrick J. Gill .......................  Controller of JHVLICO; Senior Associate Controller, John Hancock Life
                                         Insurance Company.
Peter Scavongelli......................  Secretary of JHVLICO; State Compliance Officer, John Hancock Life
                                         Insurance Company

   The business address of all Directors and officers of JHVLICO is John Hancock Place, Boston, Massachusetts 02117.

                         UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                               THIRD QUARTER 2000

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY
                        STATEMENTS OF FINANCIAL POSITION


                                                                                                         (Unaudited)
                                                                                                  September 30   December 31
                                                                                                      2000          1999
                                                                                                  ------------   -----------
                                                                                                        (In millions)
ASSETS
 Bonds ........................................................................................   $   1,378.1    $   1,216.3
 Preferred stocks .............................................................................          40.9           35.9
 Common stocks ................................................................................           1.9            3.2
 Investment in affiliates .....................................................................          81.5           80.7
 Mortgage loans on real estate ................................................................         478.2          433.1
 Real estate ..................................................................................          24.7           25.0
 Policy loans .................................................................................         205.3          172.1
 Cash Items:
  Cash in banks ...............................................................................           7.7           27.2
  Temporary cash investments ..................................................................         242.6          222.9
                                                                                                  -----------    -----------
                                                                                                        250.3          250.1
 Premiums due and deferred ....................................................................          33.4           29.9
 Investment income due and accrued ............................................................          45.6           33.2
 Other general account assets .................................................................          27.9           65.3
 Assets held in separate accounts .............................................................       8,618.1        8,268.2
                                                                                                  -----------    -----------
   TOTAL ASSETS ...............................................................................   $  11,185.9    $  10,613.0
                                                                                                  ===========    ===========

OBLIGATIONS AND STOCKHOLDER'S EQUITY
OBLIGATIONS
 Policy reserves ..............................................................................   $   2,116.9    $   1,866.6
 Federal income and other taxes payable .......................................................          29.8           67.3
 Other general account obligations ............................................................         209.8          219.0
 Transfers from separate account, net .........................................................        (232.7)        (221.6)
 Asset valuation reserve ......................................................................          22.4           23.1
 Obligations related to separate accounts .....................................................       8,611.2        8,261.6
                                                                                                  -----------    -----------
   TOTAL OBLIGATIONS ..........................................................................      10,757.4       10,216.0

STOCKHOLDER'S EQUITY
 Common Stock, $50 par value; authorized 50,000 shares; issued and outstanding 50,000 shares ..           2.5            2.5
 Paid-in capital ..............................................................................         572.4          572.4
 Unassigned deficit ...........................................................................        (146.4)        (177.9)
                                                                                                  -----------    -----------
   TOTAL STOCKHOLDER'S EQUITY .................................................................         428.5          397.0
                                                                                                  -----------    -----------
   TOTAL OBLIGATIONS AND STOCKHOLDER'S EQUITY .................................................   $  11,185.9    $  10,613.0
                                                                                                  ===========    ===========


See condensed notes to the financial statements (unaudited).

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                STATEMENTS OF OPERATIONS AND UNASSIGNED DEFICIT

                                                                                                    (Unaudited)
                                                                                   Three months ended        Nine months ended
                                                                                       September 30             September 30
                                                                                  ---------------------   ----------------------
                                                                                    2000        1999         2000         1999
                                                                                    ----        ----         ----         ----
                                                                                                   (In millions)
INCOME
 Premiums ......................................................................  $  217.9   $    236.9   $    704.9   $    689.1
 Net investment income .........................................................      45.1         35.0        128.1         99.4
 Other, net ....................................................................     124.9        162.9        367.4        424.8
                                                                                  --------   ----------   ----------   ----------
                                                                                     387.9        434.8      1,200.4      1,213.3

BENEFITS AND EXPENSES
 Payments to policyholders and beneficiaries ...................................      86.1         91.5        268.5        265.9
 Additions to reserves to provide for future payments to policyholders
   and beneficiaries ...........................................................     189.3        223.0        619.0        659.8
 Expenses of providing service to policyholders and obtaining new insurance ....      85.1         71.8        239.0        225.3
 State and miscellaneous taxes .................................................       3.2          5.0         16.5         15.9
                                                                                  --------   ----------   ----------   ----------
                                                                                     363.7        391.3      1,143.0      1,166.9
                                                                                  --------   ----------   ----------   ----------
   GAIN FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED
    CAPITAL GAINS (LOSSES) .....................................................      24.2         43.5         57.4         46.4
Federal income taxes ...........................................................       2.8         20.8         19.7         20.4
                                                                                  --------   ----------   ----------   ----------
   GAIN FROM OPERATIONS BEFORE NET REALIZED
    CAPITAL GAINS (LOSSES)
                                                                                      21.4         22.7         37.7         26.0
Net realized capital gains (losses) ............................................      (1.0)         1.4         (0.5)         0.4
                                                                                  --------   ----------   ----------   ----------
   NET INCOME ..................................................................      20.4         24.1         37.2         26.4

Unassigned deficit at beginning of period ......................................    (163.4)       (52.2)      (177.9)       (49.2)
Net unrealized capital gains  (losses) and other adjustments ...................      (3.2)        (0.4)        (5.2)        (3.5)
Provision for litigation reserve ...............................................       0.0       (194.9)         0.0       (194.9)
Other reserves and adjustments .................................................      (0.2)        (1.0)        (0.5)        (3.2)
                                                                                  --------   ----------   ----------   ----------
   UNASSIGNED DEFICIT AT END OF PERIOD .........................................  $ (146.4)  $   (224.4)  $   (146.4)  $   (224.4)
                                                                                  ========   ==========   ==========   ==========

See condensed notes to the financial statements (unaudited).

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                            STATEMENTS OF CASH FLOWS

                                                                                        (Unaudited)
                                                                                    Nine  months ended
                                                                                        September 30
                                                                                  ------------------------
                                                                                    2000            1999
                                                                                    ----            ----
                                                                                       (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Insurance premiums ............................................................  $    709.2    $    691.1
 Net investment income .........................................................       115.4          92.1
 Benefits to policyholders and beneficiaries ...................................      (249.3)       (358.0)
 Dividends paid to policyholders ...............................................       (19.5)        (19.0)
 Insurance expenses and taxes ..................................................      (264.8)       (268.1)
 Net transfers to separate accounts ............................................      (379.5)       (519.4)
 Other, net ....................................................................       317.4         386.7
                                                                                  ----------    ----------
   NET CASH PROVIDED FROM OPERATIONS ...........................................       228.9           5.4
                                                                                  ----------    ----------

CASH FLOWS USED IN INVESTING ACTIVITIES:
 Bond purchases ................................................................      (386.2)       (194.8)
 Bond sales ....................................................................       140.4          61.2
 Bond maturities and scheduled redemptions .....................................        56.7          57.5
 Bond prepayments ..............................................................        23.8          16.6
 Stock purchases ...............................................................        (5.9)         (1.2)
 Proceeds from stock sales .....................................................         1.4           3.6
 Real estate purchases .........................................................        (0.3)         (1.9)
 Real estate sales .............................................................         0.1          17.8
 Other invested assets purchases ...............................................        (3.6)         (4.5)
 Proceeds from the sale of other invested assets ...............................         0.9           0.0
 Mortgage loans issued .........................................................       (71.7)        (48.0)
 Mortgage loan repayments ......................................................        26.1          19.6
 Other, net ....................................................................       (10.4)         13.3
                                                                                  ----------    ----------
   NET CASH USED IN INVESTING ACTIVITIES .......................................      (228.7)        (60.8)
                                                                                  ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Capital contribution ..........................................................         0.0         170.4
 Net increase (decrease) in short-term note payable ............................         0.0         (62.1)
                                                                                  ----------    ----------
   NET CASH PROVIDED FROM FINANCING ACTIVITIES .................................         0.0         108.3
                                                                                  ----------    ----------
   INCREASE (DECREASE) IN CASH AND TEMPORARY CASH INVESTMENTS ..................         0.2          52.9
Cash and temporary cash investments at beginning of year .......................       250.1          19.9
                                                                                  ----------    ----------
   CASH AND TEMPORARY CASH INVESTMENTS AT THE END OF PERIOD ....................  $    250.3    $     72.8
                                                                                  ==========    ==========


See condensed notes to the financial statements (unaudited).

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                         Common     Paid-in  Unassigned
                                                                         Stock      Capital    Deficit    Total
                                                                        --------   --------   --------   --------
                                                                                    (In millions)
For the nine months ended SEptember 30, 1999 (unaudited)
Balance at January 1, 1999  .........................................   $    2.5   $  377.5   $  (49.2)  $  330.8
1999 Transactions:
 Capital contribution ...............................................                 170.4                 170.4
 Net income .........................................................                             26.4       26.4
 Net unrealized capital gains and other adjustments .................                             (3.5)      (3.5)
 Provision for litigation reserve ...................................                           (194.9)    (194.9)
 Other reserves and adjustments .....................................                             (3.2)      (3.2)
                                                                        --------   --------   --------   --------
Balance at September 30, 1999 .......................................   $    2.5   $  547.9   $ (224.4)  $  326.0
                                                                        ========   ========   ========   ========

For the nine months ended September 30, 2000 (unaudited)
Balance at January 1, 2000  .........................................   $    2.5   $  572.4   $ (177.9)  $  397.0
2000 Transactions:
 Capital contribution ...............................................
 Net income .........................................................                             37.2       37.2
 Net unrealized capital gains and other adjustments .................                             (5.2)      (5.2)
 Provision for litigation reserve ...................................                              0.0        0.0
 Other reserves and adjustments .....................................                             (0.5)      (0.5)
                                                                        --------   --------   --------   --------
Balance at September  30, 2000 ......................................   $    2.5   $  572.4   $ (146.4)  $  428.5
                                                                        ========   ========   ========   ========


See condensed notes to the financial statements (unaudited).

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                    CONDENSED NOTES TO FINANCIAL STATEMENTS

                                  (Unaudited)

Note 1--Basis of Presentation

   The accompanying unaudited interim financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP). Pursuant to Financial Accounting Standard Board Interpretation 40, "Applicability of General Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises" (FIN 40), as amended which was effective for 1996 financial statements, financial statements based on statutory accounting practices can no longer be described as prepared in conformity with GAAP.

   In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ending September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Directors and Policyholders
John Hancock Variable Life Insurance Company

   We have audited the accompanying statutory-basis statements of financial position of John Hancock Variable Life Insurance Company as of December 31, 1999 and 1998, and the related statutory-basis statements of operations and unassigned deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

   In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of John Hancock Variable Life Insurance Company at December 31, 1999 and 1998, or the results of its operations or its cash flows for the years then ended.

   However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Variable Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance.


                                                               ERNST & YOUNG LLP

Boston, Massachusetts
March 10, 2000

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION


                                                                 December 31,
                                                           -----------------------
                                                              1999         1998
                                                           -----------  ----------
                                                                (In millions)
Assets
Bonds--Note 6 ..........................................   $   1,216.3  $  1,185.8
Preferred stocks .......................................          35.9        36.5
Common stocks ..........................................           3.2         3.1
Investment in affiliates ...............................          80.7        81.7
Mortgage loans on real estate--Note 6 ..................         433.1       388.1
Real estate ............................................          25.0        41.0
Policy loans ...........................................         172.1       137.7
Cash items:
   Cash in banks .......................................          27.2        11.4
   Temporary cash investments ..........................         222.9         8.5
                                                           -----------  ----------
                                                                 250.1        19.9

Premiums due and deferred ..............................          29.9        32.7
Investment income due and accrued ......................          33.2        29.8
Other general account assets ...........................          65.3        47.5
Assets held in separate accounts .......................       8,268.2     6,595.2
                                                           -----------  ----------


           Total assets ................................   $  10,613.0  $  8,599.0
                                                           ===========  ==========

Obligations and Stockholder's Equity
Obligations
   Policy reserves .....................................   $   1,866.6  $  1,652.0
   Federal income and other taxes payable--Note 1 ......          67.3        44.3
   Other general account obligations ...................         219.0       150.9
   Transfers from separate accounts, net ...............        (221.6)     (190.3)
   Asset valuation reserve--Note 1 .....................          23.1        21.9
   Obligations related to separate accounts ............       8,261.6     6,589.4
                                                           -----------  ----------
           Total obligations ...........................      10,216.0     8,268.2

Stockholder's equity
   Common Stock, $50 par value; authorized 50,000 shares;
      issued and outstanding 50,000 shares .............          2.5         2.5
   Paid-in capital .....................................         572.4       377.5
   Unassigned deficit--Note 10 .........................        (177.9)      (49.2)
                                                           -----------  ----------
   Total stockholder's equity ..........................         397.0       330.8
                                                           -----------  ----------

           Total obligations and stockholder's equity ..   $  10,613.0  $  8,599.0
                                                           ===========  ==========



The accompanying notes are an integral part of the statutory-basis financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

        STATUTORY-BASIS STATEMENTS OF OPERATIONS AND UNASSIGNED DEFICIT

                                                                    Year Ended December 31,
                                                                         1999          1998
                                                                   ----------    ----------
                                                                         (In millions)

Income
Premiums ......................................................    $    950.8    $  1,272.3
Net investment income--Note 3 .................................         136.0         122.8
Other, net ....................................................         605.4         618.1
                                                                   ----------    ----------
                                                                      1,692.2       2,013.2

Benefits and Expenses
Payments to policyholders and beneficiaries ...................         349.9         301.4
Additions to reserves to provide for future payments to
   policyholders and beneficiaries ............................         888.8       1,360.2
Expenses of providing service to policyholders and
   obtaining new insurance--Note 5 ............................         314.4         274.2
State and miscellaneous taxes .................................          20.5          28.1
                                                                   ----------    ----------
                                                                      1,573.6       1,963.9
                                                                   ----------    ----------
   Gain from operations before federal income
     taxes and net realized capital losses ....................         118.6          49.3
Federal income taxes--Note 1 ..................................          42.9          33.1
                                                                   ----------    ----------
   Gain from operations before net realized capital losses.....          75.7          16.2
Net realized capital losses--Note 4 ...........................          (1.7)         (0.6)
                                                                   ----------    ----------
           Net income .........................................          74.0          15.6

Unassigned deficit at beginning of year .......................         (49.2)        (58.3)
Net unrealized capital losses and other adjustments--Note 4....          (3.8)         (6.0)
Other reserves and adjustments--Note 10 .......................        (198.9)         (0.5)
                                                                   ----------    ----------

           Unassigned deficit at end of year ..................    $   (177.9)   $    (49.2)
                                                                   ==========    ==========

The accompanying notes are an integral part of the statutory-basis financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                    STATUTORY-BASIS STATEMENTS OF CASH FLOWS


                                                                            Year Ended December 31,
                                                                            ------------------------
                                                                              1999          1998
                                                                            ---------     ----------
                                                                                 (In millions)

Cash flows from operating activities:
   Insurance premiums ..................................................    $   958.5     $  1,275.3
   Net investment income ...............................................        134.2          118.2
   Benefits to policyholders and beneficiaries .........................       (321.6)        (275.5)
Dividends paid to policyholders ........................................        (25.6)         (22.3)
Insurance expenses and taxes ...........................................       (344.8)        (296.9)
Net transfers to separate accounts .....................................       (705.3)        (874.4)
   Other, net ..........................................................        540.6          551.3
                                                                            ---------     ----------
         Net cash provided from operations .............................        236.0          475.7
                                                                            ---------     ----------

Cash flows used in investing activities:
   Bond purchases ......................................................       (240.7)        (618.8)
   Bond sales ..........................................................        108.3          340.7
   Bond maturities and scheduled redemptions ...........................         78.4          111.8
   Bond prepayments ....................................................         18.7           76.5
   Stock purchases .....................................................         (3.9)         (23.4)
   Proceeds from stock sales ...........................................          3.6            1.9
   Real estate purchases ...............................................         (2.2)          (4.2)
   Real estate sales ...................................................         17.8            2.1
   Other invested assets purchases .....................................         (4.5)           0.0
   Mortgage loans issued ...............................................        (70.7)        (145.5)
   Mortgage loan repayments ............................................         25.3           33.2
   Other, net ..........................................................        (68.9)        (435.2)
                                                                            ---------     ----------
         Net cash used in investing activities .........................       (138.8)        (660.9)
                                                                            ---------     ----------

Cash flows from financing activities:
   Capital contribution ................................................        194.9
   Net (decrease) increase in short-term note payable ..................        (61.9)          61.9
                                                                            ---------     ----------
         Net cash provided from financing activities ...................        133.0           61.9
                                                                            ---------     ----------
         Increase (decrease) in cash and temporary cash investments ....        230.2

Cash and temporary cash investments at beginning of year ...............         19.9          143.2
                                                                            ---------     ----------
         Cash and temporary cash investments at end of year ............    $   250.1     $     19.9
                                                                            =========     ==========


The accompanying notes are an integral part of the statutory-basis financial statements.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

1. Nature of Operations and Significant Accounting Practices

   John Hancock Variable Life Insurance Company (the Company) is a wholly-owned subsidiary of John Hancock Life Insurance Company (formerly John Hancock Mutual Life Insurance Company) (John Hancock). The Company, domiciled in the Commonwealth of Massachusetts, principally writes variable and universal life insurance policies. Those policies primarily are marketed through John Hancock's sales organization, Signator Insurance Agency, which includes a career agency system composed of Company-supported independent general agencies and a direct brokerage system that markets directly to external independent brokers. Policies also are sold through various unaffiliated securities broker-dealers and certain other financial institutions. Currently, the Company writes business in all states except New York.

   The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

 Basis of Presentation

   The financial statements have been prepared using accounting practices prescribed or permitted by the Commonwealth of Massachusetts Division of Insurance and in conformity with the practices of the National Association of Insurance Commissioners (NAIC), which practices differ from generally accepted accounting principles (GAAP).

   The significant differences from GAAP include: (1) policy acquisition costs are charged to expense as incurred rather than deferred and amortized in relation to future estimated gross profits; (2) policy reserves are based on statutory mortality, morbidity, and interest requirements without consideration of withdrawals and Company experience; (3) certain assets designated as "nonadmitted assets" are excluded from the balance sheet by direct charges to surplus; (4) reinsurance recoverables are netted against reserves and claim liabilities rather than reflected as an asset; (5) bonds held as available for sale are recorded at amortized cost or market value as determined by the NAIC rather than at fair value; (6) an Asset Valuation Reserve and Interest Maintenance Reserve as prescribed by the NAIC are not calculated under GAAP. Under GAAP, realized capital gains and losses are reported in the income statement on a pretax basis as incurred and investment valuation allowances are provided when there has been a decline in value deemed other than temporary; (7) investments in affiliates are carried at their net equity value with changes in value being recorded directly to unassigned deficit rather than consolidated in the financial statements; (8) no provision is made for the deferred income tax effects of temporary differences between book and tax basis reporting; and (9) certain items, including modifications to required policy reserves resulting from changes in actuarial assumptions, are recorded directly to unassigned deficit rather than being reflected in income. The effects of the foregoing variances from GAAP have not been determined but are presumed to be material.

   The significant accounting practices of the Company are as follows:

Pending Statutory Standards

   During March 1998, the NAIC adopted codified statutory accounting principles ("Codification") effective January 1, 2001. Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the Commonwealth of Massachusetts must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Division

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY of Insurance. At this time, it is anticipated that the Commonwealth of Massachusetts will adopt Codification effective January 1, 2001. The impact of any such changes on the Company's unassigned deficit is not expected to be material.

 Revenues and Expenses

   Premium revenues are recognized over the premium-paying period of the policies whereas expenses, including the acquisition costs of new business, are charged to operations as incurred and policyholder dividends are provided as paid or accrued.

 Cash and Temporary Cash Investments

   Cash includes currency on hand and demand deposits with financial institutions. Temporary cash investments are short-term, highly-liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

 Valuation of Assets

   General account investments are carried at amounts determined on the following bases:

   Bond and stock values are carried as prescribed by the NAIC; bonds generally at amortized amounts or cost, preferred stocks generally at cost and common stocks at fair value. The discount or premium on bonds is amortized using the interest method.

   Investments in affiliates are included on the statutory equity method.

   Loan-backed bonds and structured securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from broker dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for interest-only securities, which are valued using the prospective method.

   The net interest effect of interest rate and currency rate swap transactions is recorded as an adjustment of interest income as incurred. The initial cost of interest rate cap agreements is amortized to net investment income over the life of the related agreement. Gains and losses on financial futures contracts used as hedges against interest rate fluctuations are deferred and recognized in income over the period being hedged.

  Mortgage loans are carried at outstanding principal balance or amortized cost.

   Investment real estate is carried at depreciated cost, less encumbrances. Depreciation on investment real estate is recorded on a straight-line basis. Accumulated depreciation amounted to $1.9 million in 1999 and $3.0 million in 1998.

   Real estate acquired in satisfaction of debt and real estate held for sale are carried at the lower of cost or fair value.

   Policy loans are carried at outstanding principal balance, not in excess of policy cash surrender value.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

 Asset Valuation and Interest Maintenance Reserves

   The Asset Valuation Reserve (AVR) is computed in accordance with the prescribed NAIC formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate and other invested assets. Changes to the AVR are charged or credited directly to the unassigned deficit.

   The Company also records the NAIC prescribed Interest Maintenance Reserve
(IMR) that represents that portion of the after tax net accumulated unamortized realized capital gains and losses on sales of fixed income securities, principally bonds and mortgage loans, attributable to changes in the general level of interest rates. Such gains and losses are deferred and amortized into income over the remaining expected lives of the investments sold. At December 31, 1999, the IMR, net of 1999 amortization of $2.3 million, amounted to $7.4 million, which is included in policy reserves. The corresponding 1998 amounts were $2.4 million and $10.7 million, respectively.

 Goodwill

   The excess of cost over the statutory book value of the net assets of life insurance business acquired was $8.9 million and $11.4 million at December 31, 1999 and 1998, respectively, and generally is amortized over a ten-year period using a straight-line method.

 Separate Accounts

   Separate account assets and liabilities reported in the accompanying statements of financial position represent funds that are separately administered, principally for variable life insurance policies, and for which the contractholder, rather than the Company, generally bears the investment risk. Separate account obligations are intended to be satisfied from separate account assets and not from assets of the general account. Separate accounts generally are reported at fair value. The operations of the separate accounts are not included in the statement of operations; however, income earned on amounts initially invested by the Company in the formation of new separate accounts is included in other income.

 Fair Value Disclosure of Financial Instruments

   Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about certain financial instruments, whether or not recognized in the statement of financial position, for which it is practicable to estimate the value. In situations where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company. See Note 11.

   The methods and assumptions utilized by the Company in estimating its fair value disclosures for financial instruments are as follows:

   The carrying amounts reported in the statement of financial position for cash and temporary cash investments approximate their fair values.

   Fair values for public bonds are obtained from an independent pricing service. Fair values for private placement securities and publicly traded bonds not provided by the independent pricing service are estimated by the

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

Company by discounting expected future cash flows using current market rates applicable to the yield, credit quality and maturity of the investments.

   The fair values for common and preferred stocks, other than its subsidiary investments, which are carried at equity values, are based on quoted market prices.

   Fair values for futures contracts are based on quoted market prices. Fair values for interest rate swap, cap agreements, and currency swap agreements are based on current settlement values. The current settlement values are based on brokerage quotes that utilize pricing models or formulas using current assumptions.

   The fair value for mortgage loan is estimated using discounted cash flow analyses using interest rates adjusted to reflect the credit characteristics of the underlying loans. Mortgage loans with similar characteristics and credit risks are engaged into qualitative categories for purposes of the fair value calculations.

   The carrying amount in the statement of financial position for policy loans approximates their fair value.

   The fair value for outstanding commitments to purchase long-term bonds and issue real estate mortgages is estimated using a discounted cash flow method incorporating adjustments for the difference in the level of interest rates between the dates the commitments were made and December 31, 1999.

 Capital Gains and Losses

   Realized capital gains and losses are determined using the specific identification method. Realized capital gains and losses, net of taxes and amounts transferred to the IMR, are included in net gain or loss. Unrealized gains and losses, which consist of market value and book value adjustments, are shown as adjustments to the unassigned deficit.

 Policy Reserves

   Life reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Commonwealth of Massachusetts Division of Insurance. Reserves for variable life insurance policies are maintained principally on the modified preliminary term method using the 1958 and 1980 Commissioner's Standard Ordinary (CSO) mortality tables, with an assumed interest rate of 4% for policies issued prior to May 1, 1983 and 41/2% for policies issued on or thereafter. Reserves for single premium policies are determined by the net single premium method using the 1958 CSO mortality table, with an assumed interest rate of 4%. Reserves for universal life policies issued prior to 1985 are equal to the gross account value which at all times exceeds minimum statutory requirements. Reserves for universal life policies issued from 1985 through 1988 are maintained at the greater of the Commissioner's Reserve Valuation Method (CRVM) using the 1958 CSO mortality table, with 41/2% interest or the cash surrender value. Reserves for universal life policies issued after 1988 and for flexible variable policies are maintained using the greater of the cash surrender value or the CRVM method with the 1980 CSO mortality table and 51/2% interest for policies issued from 1988 through 1992; 5% interest for policies issued in 1993 and 1994; and 41/2% interest for policies issued in 1995 through 1999.

 Federal Income Taxes

   Federal income taxes are reported in the financial statements based on amounts determined to be payable as a result of operations within the current accounting period. The operations of the Company are consolidated with John Hancock in filing a consolidated federal income tax return basis for the affiliated group. The federal income

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY taxes of the Company are allocated on a separate return basis with certain adjustments. The Company made federal income tax payments of $10.6 million in 1999 and $38.2 million in 1998.

     Income before taxes differs from taxable income principally due to tax-exempt investment income, the limitation placed on the tax deductibility of policyholder dividends, accelerated depreciation, differences in policy reserves for tax return and financial statement purposes, capitalization of policy acquisition expenses for tax purposes and other adjustments prescribed by the Internal Revenue Code.

     Amounts for disputed tax issues relating to the prior years are charged or credited directly to policyholders' contingency reserve.

 Adjustments to Policy Reserves

     From time to time, the Company finds it appropriate to modify certain required policy reserves because of changes in actuarial assumptions. Reserve modifications resulting from such determinations are recorded directly to stockholder's equity. No such refinements were made during 1999 or 1998.

 Reinsurance

     Premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income. Amounts applicable to reinsurance ceded for future policy benefits, unearned premium reserves and claim liabilities have been reported as reductions of these items.

2. Acquisition

     On June 23, 1993, the Company acquired all of the outstanding shares of stock of Colonial Penn Annuity and Life Insurance Company (CPAL) from Colonial Penn Life Insurance Company for an aggregate purchase price of approximately $42.5 million. At the date of acquisition, assets of CPAL were approximately $648.5 million, consisting principally of cash and temporary cash investments and liabilities were approximately $635.2 million, consisting principally of reserves related to a block of interest sensitive single-premium whole life insurance business assumed by CPAL from Charter National Life Insurance Company (Charter). The purchase price includes contingent payments of up to approximately $7.3 million payable between 1994 and 1998 based on the actual lapse experience of the business in force on June 23, 1993. The Company made the final contingent payment to CPAL of $1.5 million during 1998.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

     On June 24, 1993, the Company contributed $24.6 million in additional capital to CPAL. CPAL was renamed John Hancock Life Insurance Company of America (JHLICOA) on July 7, 1993. JHLICOA was subsequently renamed Investors Partner Life Insurance Company (IPL) on March 5, 1998. IPL manages the business assumed from Charter and began marketing term life and variable universal life products through brokers in 1999. Summarized financial information for IPL for 1999 and 1998 is as follows:


                                                              1999        1998
                                                             ------      ------
                                                               (In millions)

Total assets .........................................       $570.7      $587.8
Total liabilities ....................................        498.9       517.5
Total revenue ........................................         35.6        38.8
Net income ...........................................          3.5         3.8


3. Net Investment Income

Investment income has been reduced by the following amounts:


                                                              1999        1998
                                                             ------      ------
                                                               (In millions)

Investment expenses ..................................       $  9.5      $  8.3
Interest expense .....................................          1.7         2.4
Depreciation expense .................................          0.6         0.8
Investment taxes .....................................          0.3         0.7
                                                             ------      ------


                                                             $ 12.1      $ 12.2
                                                             ======      ======

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

4. Net Capital Gains (Losses) and Other Adjustments

Net realized capital gains (losses) consist of the following items:


                                                               1999      1998
                                                              ------    ------
                                                                (In millions)

Net gains from asset sales ..............................     $(2.8)    $ 7.6
Capital gains tax .......................................       0.2      (2.9)
Net capital gains transferred to IMR ....................       0.9      (5.3)
                                                              -----     -----

Net realized capital losses .............................     $(1.7)    $(0.6)
                                                              =====     =====


Net unrealized capital gains (losses) and other adjustments consist of the following items:


                                                               1999      1998
                                                              ------    ------
                                                               (In millions)
Net losses from changes in security values and book
     value adjustments ...................................    $(2.6)    $(2.7)
Increase in asset valuation reserve ......................     (1.2)     (3.3)
                                                              -----     -----

Net unrealized capital losses and other adjustments ......    $(3.8)    $(6.0)
                                                              =====     =====

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

5. Transactions with Parent

     The Company's Parent provides the Company with personnel, property and facilities in carrying out certain of its corporate functions. The Parent annually determines a fee for these services and facilities based on a number of criteria which were revised in 1999 and 1998 to reflect continuing changes in the Company's operations. The amount of the service fee charged to the Company was $188.3 million and $157.5 million in 1999 and 1998, respectively, which has been included in insurance and investment expenses. The Parent has guaranteed that, if necessary, it will make additional capital contributions to prevent the Company's stockholder's equity from declining below $1.0 million.

     The service fee charged to the Company by the Parent includes $0.2 million and $0.7 million in 1999 and 1998, respectively, representing the portion of the provision for retiree benefit plans determined under the accrual method, including a provision for the 1993 transition liability which is being amortized over twenty years, that was allocated to the Company.

     The Company has a modified coinsurance agreement with John Hancock to reinsure 50% of 1994 through 1999 issues of flexible premium variable life insurance and scheduled premium variable life insurance policies. In connection with this agreement, John Hancock transferred $44.5 million and $4.9 million of cash for tax, commission, and expense allowances to the Company, which increased the Company's net gain from operations by $20.6 million and $22.2 million in 1999 and 1998, respectively.

     Effective January 1, 1996, the Company entered into a modified coinsurance agreement with John Hancock to reinsure 50% of the 1995 inforce block and 50% of 1996 and all future issue years of certain variable annuity contracts (Independence Preferred, Declaration, Independence 2000, MarketPlace, and Revolution). In connection with this agreement, the Company received a net cash payment of $40.0 million and $12.7 million in 1999 and 1998, respectively, for surrender benefits, tax, reserve increase, commission, expense allowances and premium, This agreement increased the Company's net gain from operations by $26.9 million and $8.4 million in 1999 and 1998, respectively.

     Effective January 1, 1997, the Company entered into a stop-loss agreement with John Hancock to reinsure mortality claims in excess of 110% of expected mortality claims in 1999 and 1998 for all policies that are not reinsured under any other indemnity agreement. In connection with the agreement, John Hancock received $0.8 million and 1.0 million in 1999 and 1998, respectively, for mortality claims to the Company. This agreement decreased the Company's net gain from operations in both 1999 and 1998 by $0.5 million.

     At December 31, 1998 the Company had outstanding a short-term note of $61.9 million payable to an affiliate at a variable rate of interest. The note was part of a revolving line of credit and was repaid in 1999. Interest paid in 1999 and 1998 was $1.7 million and $2.9 million, respectively. The note is included in other general account obligations at December 31, 1998.

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

6.  Investments

The statement value and fair value of bonds are shown below:


                                                                            Gross Unrealized  Gross Unrealized
                                                           Statement Value        Gains            Losses        Fair Value
                                                           ---------------  ----------------  ----------------   ----------
                                                                                       (In millions)
December 31, 1999
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies....................    $    5.9           $ 0.0             $ 0.1          $    5.8
Obligations of states and political subdivisions..........         2.2             0.1               0.1               2.2
Debit securities issued by foreign governments............        13.9             0.8               0.1              14.6
Corporate securities......................................       964.9            13.0              59.4             918.5
Mortgage-backed securities................................       229.4             0.5               7.8             222.1
                                                              --------           -----             -----          --------

Total bonds...............................................    $1,216.3           $14.4             $67.5          $1,163.2
                                                              ========           =====             =====          ========

December 31, 1998
U.S. Treasury securities and obligations of U.S.
  government corporations and agencies....................    $    5.1           $ 0.1             $ 0.0          $    5.2
Obligations of states and political subdivisions..........         3.2             0.3               0.0               3.5
Corporate securities......................................       925.2            50.4              15.0             960.6
Mortgage-backed securities................................       252.3            10.0               0.1             262.2
                                                              --------           -----             -----          --------

Total bonds...............................................    $1,185.8           $60.8             $15.1          $1,231.5
                                                              ========           =====             =====          ========

                 JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

     The statement value and fair value of bonds at December 31, 1999, by contractual maturity, are shown below. Maturities will differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties.

                                                       Statement       Fair
                                                         value         value
                                                       ---------     --------
                                                            (In millions)

Due in one year or less..............................   $   58.5     $   58.2
Due after one year through five years................      286.8        282.0
Due after five years through ten years...............      425.4        405.6
Due after ten years..................................      216.2        195.3
                                                        --------     --------
                                                           986.9        941.1

Mortgage-backed securities...........................      229.4        222.1
                                                        --------     --------
                                                        $1,216.3     $1,163.2
                                                        ========     ========

     Gross gains of $0.3 million in 1999 and $3.4 million in 1998 and gross losses of $4.0 million in 1999 and $0.7 million in 1998 were realized from the sale of bonds

     At December 31, 1999, bonds with an admitted asset value of $9.1 million were on deposit with state insurance departments to satisfy regulatory requirements.

     The cost of common stocks was $3.1 million and $2.1 million at December 31, 1999 and 1998, respectively. At December 31, 1999, gross unrealized appreciation on common stocks totaled $1.2 million, and gross unrealized depreciation totaled $1.1 million. The fair value of preferred stock totaled $35.9 million at December 31, 1999 and $36.5 million at December 31, 1998.

     Bonds with amortized cost of $0.4 million were non-income producing for the twelve months ended December 31, 1999.

     At December 31, 1999, the mortgage loan portfolio was diversified by geographic region and specific collateral property type as displayed below. The Company controls credit risk through credit approvals, limits and monitoring procedures.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

                                     Statement                    Geographic               Statement
         Property Type                 Value                     Concentration               Value
                                   (In millions)                                         (In millions)
Apartments........................    $112.1                East North Central               $ 71.3
Hotels............................      11.3                East South Central                  7.4
Industrial........................      66.0                Middle Atlantic                    28.5
Office buildings..................      86.4                Mountain                           21.0
Retail............................      25.5                New England                        37.5
Agricultural......................      99.6                Pacific                           111.1
Other.............................      32.2                South Atlantic                     87.6
                                                            West North Central                 16.6
                                                            West South Central                 48.6
                                                            Other                               3.5
                                      ------                                                 ------

                                      $433.1                                                 $433.1
                                      ======                                                 ======

     At December 31, 1999, the fair values of the commercial and agricultural mortgage loans portfolios were $323.5 million and $98.2 million, respectively. The corresponding amounts as of December 31, 1998 were approximately $331.3 million and $70.0 million, respectively.

     The maximum and minimum lending rates for mortgage loans during 1999 were 14.24% and 6.84% for agricultural loans, 7.45% and 7.00% for other properties. Generally, the maximum percentage of any loan to the value of security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, is 75%. For city mortgages, fire insurance is carried on all commercial and residential properties at least equal to the excess of the loan over the maximum loan which would be permitted by law on the land without the building, except as permitted by regulations of the Federal Housing Commission on loans fully insured under the provisions of the National Housing Act. For agricultural mortgage loans, fire insurance is not normally required on land based loans except in those instances where a building is critical to the farming operation. Fire insurance is required on all agri-business facilities in an aggregate amount equal to the loan balance.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

7. Reinsurance

     The Company cedes business to reinsurers to share risks under variable life, universal life and flexible variable life insurance policies for the purpose of reducing exposure to large losses. Premiums, benefits and reserves ceded to reinsurers in 1999 were $594.9 million, $132.8 million, and $13.6 million, respectively. The corresponding amounts in 1998 were $590.2 million, $63.2 million, and $8.2 million, respectively.

     Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics of the reinsurer.

     Neither the Company, nor any of its related parties, control, either directly or indirectly, any external reinsurers with which the Company conducts business. No policies issued by the Company have been reinsured with a foreign company which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.

     The Company has not entered into any reinsurance agreement in which the reinsurer may unilaterally cancel any reinsurance for reasons other than nonpayment of premiums or other similar credits. The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued through December 31, 1999 would result in a payment to the reinsurer of amounts which, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total direct premiums collected under the reinsured policies.

8. Financial Instruments With Off-Balance-Sheet Risk

     The notional amounts, carrying values and estimated fail values of the Company's derivative instruments were as follows at December 31:

                                            Number of Contracts/                      Assets (Liabilities)
                                              Notional Amounts        ------------------------------------------------------
                                                                                1999                        1998
                                                                       Carrying                    Carrying
                                             1999           1998        Value       Fair Value      Value        Fair Value
                                           --------       --------    ----------                  ----------    ------------
                                                                          (In millions)
Futures contracts to sell securities         362.0          947.0       $0.6           $0.6         $(0.5)         $(0.5)
Interest rate swap agreements               $965.0         $365.0         --           11.5            --          (17.7)
Interest rate cap agreements                 239.4           89.4        5.6            5.6           3.1            3.1
Currency rate swap agreements                 15.8           15.8         --           (1.6)           --           (3.3)

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

     The Company uses futures contracts, interest rate swap, cap agreements, and currency rate swap agreements for other than trading purposes to hedge and manage its exposure to changes in interest rate levels, foreign exchange rate fluctuations and to manage duration mismatch of assets and liabilities.

     The futures contracts expire in 2000. The interest rate swap agreements expire in 2000 to 2011. The interest rate cap agreements expire in 2006 to 2008. The currency rate swap agreements expire in 2006 to 2009.

     The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform to the terms of the contract. The Company continually monitors its position and the credit ratings of the counterparties to these derivative instruments. To limit exposure associated with counterparty nonperformance on interest rate and currency swap agreements, the Company enters into master netting agreements with its counterparties. The Company believes the risk of incurring losses due to nonperformance by its counterparties is remote and that such losses, if any, would be immaterial. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

9. Policy Reserves Policyholders' and Benificiaries' Funds and Obligations Related to Separate Accounts

     The Company' annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal, with and without adjustment, are summarized as follows.

                                                                      December 31, 1999               Percent
                                                                      -----------------               -------
                                                                                        (In millions)
Subject to discretionary withdrawal (with adjustment)
With market value adjustment .......................................          $3.8                       0.1%
At book value less surrender charge ................................          40.5                       1.5
At market value ....................................................       2,326.6                      87.1
                                                                          --------                  --------
   Total with adjustment ...........................................       2,370.9                      88.7
Subject to discretionary withdrawal
   at book value (without adjustment) ..............................         287.1                      10.7
Not subject to discretionary withdrawal--general account ...........          15.4                       0.6
                                                                          --------                  --------

Total annuity reserves and deposit liabilities .....................      $2,673.4                     100.0%
                                                                          ========                  ========

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

10. Commitments and Contingencies

     The Company has extended commitments to purchase long-term bonds and issue real estate mortgages totaling $15.4 million and $3.5 million, respectively, at December 31, 1999. The Company monitors the creditworthiness of borrowers under long-term bonds commitments and requires collateral as deemed necessary. If funded, loans related to real estate mortgages would be fully collateralized by the related properties. The estimated fair value of the commitments described above is $19.4 million at December 31, 1999. The majority of these commitments expire in 2000.

     In the normal course of its business operations, the Company is involved with litigation from time to time with claimants, beneficiaries and others, and a number of litigation matters were pending as of December 31, 1999. It is the opinion of management, after consultation with counsel, that the ultimate liability with respect to these claims, if any, will not materially affect the financial position or results of operations of the Company.

     During 1997, John Hancock entered into a court-approved settlement relating to a class action lawsuit involving certain individual life insurance policies sold from 1979 through 1996. In entering into the settlement, John Hancock specifically denied any wrongdoing. During 1999, the Company recorded a $194.9 million reserve, through a direct charge to its unassigned deficit, representing the Company's share of the settlement and John Hancock contributed $194.9 million of capital to the Company. The reserve held at December 31, 1999 amounted to $136.5 million and is based on a number of factors, including the estimated number of claims, the expected type of relief to be sought by class members (general relief or alternative dispute resolution), the estimated cost per claim and the estimated costs to administer the claims.

     Given the uncertainties associated with estimating the reserve, it is reasonably possible that the final cost of the settlement could differ materially from the amounts presently provided for by the Company. John Hancock and the Company will continue to update their estimate of the final cost of the settlement as claims are processed and more specific information is developed, particularly as the actual cost of the claims subject to alternative dispute resolution becomes available. However, based on information available at this time, and the uncertainties associated with the final claim processing and alternative dispute resolution, the range of any additional costs related to the settlement cannot be reasonably estimated. If the Company's share of the settlement increases, John Hancock will contribute additional capital to the Company so that the Company's total stockholder's equity would not be impacted.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

11. Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments:

                                                                         December 31,
                                                              1999                          1998
                                                   ------------------------      ------------------------
                                                    Carrying         Fair         Carrying         Fair
                                                     Amount         Value          Amount         Value
                                                   ----------      --------      ----------      --------
                                                                        (In millions)
Assets
   Bonds--Note 6                                    $1,216.3       $1,163.2       $1,185.8       $1,231.5
   Preferred stocks--Note 6                             35.9           35.9           36.5           36.5
   Common stocks--Note 6                                 3.2            3.2            3.1            3.1
   Mortgage loans on real estate--Note 6               433.1          421.7          388.1          401.3
   Policy loans--Note 1                                172.1          172.1          137.7          137.7
   Cash items--Note 1                                  250.1          250.1           19.9           19.9

Derivatives assets (liabilities) relating
   to: --Note 8
   Futures contracts                                     0.6            0.6           (0.5)          (0.5)
   Interest rate swaps                                    --           11.5             --          (17.7)
   Currency rate swaps                                    --           (1.6)            --           (3.3)
   Interest rate caps                                    5.6            5.6            3.1            3.1

Liabilities
   Commitments--Note 10                                   --           19.4             --           32.1

     The carrying amounts in the table are included in the statutory-basis statements of financial position. The method and assumptions utilized by the Company in estimating its fair value disclosures are described in Note 1.

12. Subsequent Events

Reorganization and Initial Public Offering

     Pursuant to a Plan of Reorganization approved by the policyholders of John Hancock and the Commonwealth of Massachusetts Division of Insurance, effective February 1, 2000, John Hancock converted from a mutual life insurance company to a stock life insurance company (i.e., demutualized) and became a wholly owned subsidiary of John Hancock Financial Services, Inc., which is a holding company. In connection with the reorganization, John Hancock changed its name to John Hancock Life Insurance Company. In addition, on February 1, 2000, John Hancock Financial Services, Inc. completed its initial public offering and 102 million shares of common stock were issued at an initial public offering price of $17 per share.

                  JOHN HANCOCK VARIABLE LIFE INSURANCE COMPANY

13. Impact of Year 2000 (Unaudited)

    The Company participated in the Year 2000 remediation project of its parent, John Hancock. By late 1999, John Hancock and the Company completed their Year 2000 readiness plan to address issues that could result from computer programs written using two digits to define the applicable year rather than four to define the applicable year and century. As a result, John Hancock and the Company were prepared for the transition to the Year 2000 and did not experience any significant Year 2000 problems with respect to mission critical information technology ("IT") or non-IT systems, applications or infrastructure. During the date rollover to the year 2000, John Hancock and the Company implemented and monitored their millennium rollover plan and conducted business as usual on Monday, January 3, 2000.

   Since January 3, 2000, the information systems, including mission critical systems, which in the event of a Year 2000 failure would have the greatest impact on operations, have functioned properly. In addition, neither John Hancock nor the Company have experienced any significant Year 2000 issues related to interactions with material business partners. No disruptions have occurred which impact John Hancock or the Company's ability to process claims, update customer accounts, process financial transactions, or report accurate data to management and no business interruptions due to Year 2000 issues have been experienced. While John Hancock and the Company continue to monitor their systems, and those of material business partners, closely to ensure that no unexpected Year 2000 issues develop, neither John Hancock nor the Company have reason to expect any such issues.

   The costs of the Year 2000 project consist of internal IT personnel and external costs such as consultants, programmers, replacement software, and hardware. The costs of the Year 2000 project are expensed as incurred. The project is funded partially through a reallocation of resources from discretionary projects. Through December 31, 1999, John Hancock has incurred and expensed approximately $20.8 million in related payroll costs for internal IT personnel on the project. The estimated remaining IT personnel costs of the project are approximately $1.0 million. Through December 31, 1999, John Hancock has incurred and expensed approximately $47.0 million in external costs for the project. John Hancock's estimated remaining external cost of the project is approximately $2.0 million. The total costs of the Year 2000 project to John Hancock, based on management's best estimates, include approximately $21.7 million in internal IT personnel, $14.6 million in the external modification of software, $18.3 million for external solution providers, $9.1 million in replacement costs of non-compliant IT systems and $6.9 million in oversight, test facilities and other expenses. Accordingly, the estimated range of total costs of the Year 2000 project to John Hancock, internal and external, is approximately $70 to $72.5 million. John Hancock's total Year 2000 project costs include the estimated impact of external solution providers based on presently available information.

                         UNAUDITED FINANCIAL STATEMENTS

                                      FOR

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               THIRD QUARTER 2000

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                STATEMENT OF ASSETS AND LIABILITIES (Unaudited)

                               September 30, 2000

                                                                                        Active
                                                                                         Bond      International
                                                                       Large Cap      Subaccount       Equity       Small Cap
                                                                        Growth        (Formerly        Index          Growth
                                                                      Subaccount     Active Board)   Subaccount     Subaccount
                                                                    --------------   ------------   ------------  -------------
Assets
Cash ..............................................................   $         --   $         --    $        --    $        --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value ................................................    169,201,606    239,694,443     28,083,661     15,567,067
Investments in shares of portfolios of M Fund Inc., at value ......             --             --             --             --
Policy loans and accrued interest receivable ......................     24,055,883     58,671,334      3,001,563             --
Receivable from:
 John Hancock Variable Series Trust I .............................             --      1,368,970         32,120             --
 M Fund Inc. ......................................................             --             --             --             --
                                                                      ------------   ------------    -----------    -----------
Total assets ......................................................    193,257,489    299,734,747     31,117,344     15,567,067
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company .....................             --             --             --             --
 M Fund Inc. ......................................................             --             --             --             --
Asset charges payable .............................................          2,954          4,543            476            251
                                                                      ------------   ------------    -----------    -----------
Total liabilities .................................................          2,954          4,543            476            251
                                                                      ------------   ------------    -----------    -----------
Net assets ........................................................   $193,254,535   $299,730,204    $31,116,868    $15,566,816
                                                                      ============   ============    ===========    ===========
                                                                       Global
                                                                      Balanced
                                                                     Subaccount         Mid Cap      Large Cap        Money
                                                                     (formerly          Growth         Value         Market
                                                                   Int'l Balanced)    Subaccount     Subaccount    Subaccount
                                                                   ---------------   ------------   ------------  -------------
Assets
Cash ..............................................................   $         --   $         --    $        --    $        --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value ................................................      1,000,737     26,427,867     12,189,522     62,437,394
Investments in shares of portfolios of M Fund Inc., at value ......             --             --             --             --
Policy loans and accrued interest receivable ......................             --             --             --     13,980,926
Receivable from:
 John Hancock Variable Series Trust I .............................          1,718             --         14,337         32,883
 M Fund Inc. ......................................................             --             --             --             --
                                                                      ------------   ------------    -----------    -----------
Total assets ......................................................      1,002,455     26,427,867     12,203,859     76,451,203
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company .....................             --             --             --             --
 M Fund Inc. ......................................................             --             --             --             --
Asset charges payable .............................................             17            429            198          3,465
                                                                      ------------   ------------    -----------    -----------
Total liabilities .................................................             17            429            198          3,465
                                                                      ------------   ------------    -----------    -----------
Net assets ........................................................   $  1,002,438   $ 26,427,438    $12,203,661    $76,447,738
                                                                      ============   ============    ===========    ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               September 30, 2000

                                                                                      Small/Mid Cap
                                                                                         Growth
                                                                        Mid Cap        Subaccount     Real Estate      Growth &
                                                                         Value         (formerly         Equity         Income
                                                                       Subaccount     Diversified)     Subaccount     Subaccount
                                                                      ------------   --------------   ------------  --------------
Assets
Cash ..............................................................   $         --     $        --    $        --   $           --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value ................................................      7,184,523      13,434,978     14,125,819    1,023,259,688
Investments in shares of portfolios of M Fund Inc., at value ......             --              --             --               --
Policy loans and accrued interest receivable ......................             --              --      2,176,747      196,547,234
Receivable from:
 John Hancock Variable Series Trust I .............................          2,048              --        123,872          655,013
 M Fund Inc. ......................................................             --              --             --               --
                                                                      ------------     -----------    -----------   --------------
Total assets ......................................................      7,186,571      13,434,978     16,426,438    1,220,461,935
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company .....................             --              --             --               --
 M Fund Inc. ......................................................             --              --             --               --
Asset charges payable .............................................            117             220            254           18,435
                                                                      ------------     -----------    -----------   --------------
Total liabilities .................................................            117             220            254           18,435
                                                                      ------------     -----------    -----------   --------------
Net assets ........................................................   $  7,186,454     $13,434,758    $16,426,184   $1,220,443,500
                                                                      ============     ===========    ===========   ==============
                                                                                                       Small Cap
                                                                                                         Equity
                                                                                                       Subaccount
                                                                                       Short-term      (formerly    International
                                                                        Managed           Bond         Small Cap    Opportunities
                                                                       Subaccount      Subaccount        Value)       Subaccount
                                                                      ------------   --------------   ------------  --------------
Assets
Cash ...............................................................   $         --    $        --    $        --   $           --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value .................................................    410,996,305      1,088,934      5,404,005        5,917,002
Investments in shares of portfolios of M Fund Inc., at value .......             --             --             --               --
Policy loans and accrued interest receivable .......................     80,493,435             --             --               --
Receivable from:
 John Hancock Variable Series Trust I ..............................        913,067          5,276          6,002               --
 M Fund Inc. .......................................................             --             --             --               --
                                                                       ------------    -----------    -----------   --------------
Total assets .......................................................    492,402,807      1,094,210      5,410,007        5,917,002
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company ......................             --             --             --               --
 M Fund Inc. .......................................................             --             --             --               --
Asset charges payable ..............................................          7,429             18             88               96
                                                                       ------------    -----------    -----------   --------------
Total liabilities ..................................................          7,429             18             88               96
                                                                       ------------    -----------    -----------   --------------
Net assets .........................................................   $492,395,378    $ 1,094,192    $ 5,409,919   $    5,916,906
                                                                       ============    ===========    ===========   ==============

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               September 30, 2000

                                                                                                      Turner       Brandes
                                                                          Equity        Global         Core     International
                                                                          Index          Bond         Growth        Equity
                                                                        Subaccount    Subaccount    Subaccount    Subaccount
                                                                       ------------  ------------  ------------  ------------
Assets
Cash ................................................................   $        --   $        --   $        --   $        --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value ..................................................    26,993,113     1,727,454            --            --
Investments in shares of portfolios of M Fund Inc., at value ........            --            --       480,459       653,092
Policy loans and accrued interest receivable ........................            --            --            --            --
Receivable from:
 John Hancock Variable Series Trust I ...............................        18,457         6,156            --            --
 M Fund Inc. ........................................................            --            --            --            --
                                                                        -----------   -----------   -----------   -----------
Total assets ........................................................    27,011,570     1,733,610       480,459       653,092
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company .......................            --            --            --            --
 M Fund Inc. ........................................................            --            --            --            --
Asset charges payable ...............................................           445            27             8            10
                                                                        -----------   -----------   -----------   -----------
Total liabilities ...................................................           445            27             8            10
                                                                        -----------   -----------   -----------   -----------
Net assets ..........................................................   $27,011,125   $ 1,733,583   $   480,451   $   653,082
                                                                        ===========   ===========   ===========   ===========
                                                                                                  International
                                                                                                  Opportunities
                                                                         Frontier      Emerging         II
                                                                         Capital       Markets      Subaccount       Bond
                                                                       Appreciation     Equity      (formerly        Index
                                                                        Subaccount    Subaccount  Global Equity)   Subaccount
                                                                       ------------  ------------ --------------  ------------
Assets
Cash ..............................................................     $        --   $        --   $        --   $        --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value ................................................              --     1,189,041       286,802       823,747
Investments in shares of portfolios of M Fund Inc., at value ......       1,016,030            --            --            --
Policy loans and accrued interest receivable ......................              --            --            --            --
Receivable from:
 John Hancock Variable Series Trust I .............................              --            --            --         4,641
 M Fund Inc. ......................................................              --            --            --            --
                                                                        -----------   -----------   -----------   -----------
Total assets ......................................................       1,016,030     1,189,041       286,802       828,388
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company .....................              --            --            --            --
 M Fund Inc. ......................................................              --            --            --            --
Asset charges payable .............................................              15            19             5            13
                                                                        -----------   -----------   -----------   -----------
Total liabilities .................................................              15            19             5            13
                                                                        -----------   -----------   -----------   -----------
Net assets ........................................................     $ 1,016,015   $ 1,189,022   $   286,797   $   828,375
                                                                        ===========   ===========   ===========   ===========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               September 30, 2000


                                                                                       High        Clifton
                                                                       Small/mid      Yield       Enhanced
                                                                        Cap CORE       Bond      U.S. Equity  Aim V.I. Value
                                                                       Subaccount   Subaccount   Subaccount     Subaccount
                                                                       ----------   ----------   -----------  --------------
Assets
Cash ...............................................................   $       --   $       --   $       --   $       --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value .................................................      295,159      318,260           --           --
Investments in shares of portfolios of M Fund Inc., at value .......           --           --       17,533            9
Policy loans and accrued interest receivable .......................           --           --           --           --
Receivable from:
 John Hancock Variable Series Trust I ..............................          191        2,455           --           --
 M Fund Inc. .......................................................           --           --           --           --
                                                                       ----------   ----------   ----------   ----------
Total assets .......................................................      295,350      320,715       17,533            9
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company ......................           --           --           --           --
 M Fund Inc. .......................................................           --           --           --           --
Asset charges payable ..............................................            4            5           --           --
                                                                       ----------   ----------   ----------   ----------
Total liabilities ..................................................            4            5           --           --
                                                                       ----------   ----------   ----------   ----------
Net assets .........................................................   $  295,346   $  320,710   $   17,533   $        9
                                                                       ==========   ==========   ==========   ==========

                                                                                                  Janus Aspen   Janus Aspen
                                                                        Fidelity VIP                Global       Worldwide
                                                                           Growth      Fidelity      Tech           Gr.
                                                                         Subaccount   Contrafund  Subaccount    Subaccount
                                                                        ------------  ----------  -----------  -------------
Assets
Cash ...............................................................   $       --   $      --   $         --     $     --
Investments in shares of portfolios of John Hancock Variable Series
 Trust I, at value .................................................           --          --             --           --
Investments in shares of portfolios of M Fund Inc., at value .......            6          --          5,155        5,110
Policy loans and accrued interest receivable .......................           --          --             --           --
Receivable from:
 John Hancock Variable Series Trust I ..............................           --          --             --           --
 M Fund Inc. .......................................................           --          --             --           --
                                                                       ----------   ---------   ------------   ----------
Total assets .......................................................            6          --          5,155        5,110
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company ......................           --          --             --           --
 M Fund Inc. .......................................................           --          --             --           --
Asset charges payable ..............................................           --          --             --           --
                                                                       ----------   ---------   ------------   ----------
Total liabilities ..................................................           --          --             --           --
                                                                       ----------   ---------   ------------   ----------
Net assets .........................................................   $        6   $      --   $      5,155   $    5,110
                                                                       ==========   =========   ============   ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               September 30, 2000


                                                                                              MFS
                                                                                              New
                                                                                           Discovery     Fundamental
                                                                                             Search        Mid Cap         Core
                                                                                             Series         Growth         Bond
                                                                                           Subaccount     Subaccount    Subaccount
                                                                                           ----------     -----------  ------------
Assets
Cash ...................................................................................   $       --     $        --   $       --
Investments in shares of portfolios of John Hancock Variable Series Trust I, at value ..           --              --           --
Investments in shares of portfolios of M Fund Inc., at value ...........................        7,850              --           --
Policy Loans and accrued interest receivable ...........................................           --              --           --
Receivable from:
 John Hancock Variable Series Trust I ..................................................           --              --           --
 M Fund Inc. ...........................................................................           --              --           --
                                                                                           ----------     -----------   ----------
Total assets ...........................................................................        7,850              --           --
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company ..........................................           --              --           --
 M Fund Inc. ...........................................................................           --              --           --
Asset charges payable ..................................................................           --              --           --
                                                                                           ----------     -----------   ----------
Total liabilities ......................................................................           --              --           --
                                                                                           ----------     -----------   ----------
Net assets .............................................................................   $    7,850     $        --   $       --
                                                                                           ==========     ===========   ==========

                                                                                            American
                                                                                            Leaders    Large Cap
                                                                                           Large Cap   Aggressive     Templeton
                                                                                             Value       Growth    International
                                                                                           Subaccount  Subaccount   Subaccount
                                                                                           ----------  ----------  -------------
Assets
Cash ...................................................................................   $       --  $       --  $          --
Investments in shares of portfolios of John Hancock Variable Series Trust I, at value ..           --          --             --
Investments in shares of portfolios of M Fund Inc., at value ...........................           --          --             --
Receivable from:
Policy Loans and accrued interest receivable ...........................................           --          --             --
 John Hancock Variable Series Trust I ..................................................           --          --             --
 M Fund Inc. ...........................................................................           --          --             --
                                                                                           ----------  ----------  -------------
Total assets ...........................................................................           --          --             --
Liabilities
Payable to:
 John Hancock Variable Life Insurance Company ..........................................           --          --             --
 M Fund Inc. ...........................................................................           --          --             --
Asset charges payable ..................................................................           --          --             --
                                                                                           ----------  ----------  -------------
Total liabilities ......................................................................           --          --             --
                                                                                           ----------  ----------  -------------
Net assets .............................................................................   $       --  $       --  $          --
                                                                                           ==========  ==========  =============

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                      STATEMENTS OF OPERATIONS (Unaudited)

                     Years and periods ended September 30,


                                                                                                  Active Bond Subaccount
                                                  Large Cap Growth Subaccount                   (Formerly, Sovereign Bond)
                                          -------------------------------------------  --------------------------------------------
                                              2000           1999           1998           2000           1999            1998
                                          ------------  --------------  -------------  -------------  -------------  --------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .   $    233,658    $ 24,007,195   $ 11,641,271   $ 11,435,390   $ 17,792,726    $ 19,685,096
 M Fund Inc. ..........................             --              --             --             --             --              --
 Interest income on policy loans ......      1,166,645       1,211,333      1,008,607      3,206,774      4,084,783       4,027,376
                                          ------------    ------------   ------------   ------------   ------------    ------------
Total investment income ...............      1,400,303      25,218,528     12,649,878     14,642,164     21,877,509      23,712,472
Expenses:
 Mortality and expense risks ..........        779,068         828,714        624,665      1,215,761      1,643,861       1,642,615
                                          ------------    ------------   ------------   ------------   ------------    ------------
Net investment income (loss) ..........        621,235      24,389,814     12,025,213     13,426,403     20,233,648      22,087,857
Net realized and unrealized gain (loss)
 on investments:
 Net realized gain (loss) .............      3,814,060       4,239,424      3,520,199          3,376        192,098       1,600,539
 Net unrealized appreciation
  (depreciation) during the period ....     (3,423,088)      1,727,703     18,509,310      3,156,858    (20,304,536)     (2,317,324)
                                          ------------    ------------   ------------   ------------   ------------    ------------
Net realized and unrealized gain (loss)
 on investments .......................        390,972       5,967,127     22,029,509      3,160,234    (20,112,438)       (716,785)
                                          ------------    ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations ............   $  1,012,207    $ 30,356,941   $ 34,054,722   $ 16,586,637   $   (121,210)   $ 21,371,072
                                          ============    ============   ============   ============   ============    ============

                                               International Equity Index Subaccount           Small Cap Growth Subaccount
                                             -----------------------------------------  ----------------------------------------
                                                2000           1999          1998          2000           1999          1998
                                             -----------    -----------  -------------  -----------   -------------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ....   $   339,916    $   917,904   $ 3,394,842   $         0    $ 1,272,230   $        --
 M Fund Inc. .............................            --             --            --            --             --            --
 Interest income on policy loans .........       163,489        179,345       170,285            --             --            --
                                             -----------    -----------   -----------   -----------    -----------   -----------
Total investment income ..................       503,405      1,097,249     3,565,127             0      1,272,230            --
Expenses:
 Mortality and expense risks .............       137,485        147,126       124,891        62,665         37,386        20,335
                                             -----------    -----------   -----------   -----------    -----------   -----------
Net investment income (loss) .............       365,920        950,123     3,440,236       (62,665)     1,234,844       (20,335)
Net realized and unrealized gain (loss)
 on investments:
 Net realized gain (loss)  ...............       944,473        168,248       148,419     1,987,667        491,241        55,393
 Net unrealized appreciation
  (depreciation) during the period .......    (5,382,322)     5,712,567       105,161    (2,061,321)     2,317,857       518,731
                                             -----------    -----------   -----------   -----------    -----------   -----------
Net realized and unrealized gain (loss)
  on investments .........................    (4,437,849)     5,880,815       253,580       (73,654)     2,809,098       574,124
                                             -----------    -----------   -----------   -----------    -----------   -----------
Net increase (decrease) in net assets
 resulting from operations ...............   $(4,071,929)   $ 6,830,938   $ 3,693,816   $  (136,319)   $ 4,043,942   $   553,789
                                             ===========    ===========   ===========   ===========    ===========   ===========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                         Global Balanced Subaccount
                                                     (formerly, International Balanced)             Mid Cap Growth Subaccount
                                                  ---------------------------------------    --------------------------------------
                                                     2000           1999         1998          2000          1999           1998
                                                  -----------    -----------  -----------    ---------    ----------    -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .........   $    19,234    $    99,184  $    57,587    $        --  $ 2,117,559   $   461,919
 M Fund Inc. ..................................            --             --           --             --           --            --
 Interest income on policy loans ..............            --             --           --             --           --            --
                                                  -----------    -----------  -----------    -----------  -----------   -----------
Total investment income .......................        19,234         99,184       57,587             --    2,117,559       461,919
Expenses:
 Mortality and expense risks ..................         4,458          6,368        4,696        114,567       58,898        16,758
                                                  -----------    -----------  -----------    -----------  -----------   -----------
Net investment income (loss) ..................        14,776         92,816       52,891       (114,567)   2,058,661       445,161
Net realized and unrealized gain (loss)
 on investments:
 Net realized gain ............................        (8,764)         4,711       (4,506)     2,185,984      773,222        73,958
 Net unrealized appreciation (depreciation)
  during the period ...........................       (91,173)       (38,997)      78,455     (5,360,691)   6,801,000       647,137
                                                  -----------    -----------  -----------    -----------  -----------   -----------
Net realized and unrealized gain (loss)
 on investments ...............................       (99,937)       (34,286)      73,949     (3,174,707)   7,574,222       721,095
                                                  -----------    -----------  -----------    -----------  -----------   -----------
Net increase (decrease) in net assets resulting
 from operations ..............................   $   (85,161)   $    58,530  $   126,840    $(3,289,274) $ 9,632,883   $ 1,166,256
                                                  ===========    ===========  ===========    ===========  ===========   ===========

                                                             Large Cap Value Subaccount                Money Market Subaccount
                                                       -------------------------------------    ------------------------------------

                                                          2000        1999          1998           2000         1999         1998
                                                       ----------  ----------    -----------    ----------   ----------   ----------

Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ..............   $  166,438   $  648,532    $  433,626    $2,761,882   $2,943,852   $2,888,490
 M Fund Inc. .......................................           --           --            --            --           --           --
 Interest income on policy loans ...................           --           --            --       746,509      985,509      973,241

                                                       ----------   ----------    ----------    ----------   ----------   ----------
Total investment income ............................      166,438      648,532       433,626     3,508,391    3,929,361    3,861,731
Expenses:
 Mortality and expense risks .......................       46,188       54,610        44,753       314,406      411,487      380,002
                                                       ----------   ----------    ----------    ----------   ----------   ----------
Net investment income ..............................      120,250      593,922       388,873     3,193,985    3,517,874    3,481,729
Net realized and unrealized gain (loss)
 on investments:
 Net realized gain .................................       26,539      165,556       673,582            --           --           --
 Net unrealized appreciation (depreciation)
  during the period ................................      284,190     (569,216)     (479,093)           --           --           --
                                                       ----------   ----------    ----------    ----------   ----------   ----------
Net realized and unrealized gain (loss)
 on investments ....................................       31,729     (403,660)      194,489            --           --           --
                                                       ----------   ----------    ----------    ----------   ----------   ----------
Net increase (decrease) in net assets resulting from
 operations ........................................   $  430,979   $  190,262    $  583,362    $3,193,985   $3,517,874   $3,481,729
                                                       ==========   ==========    ==========    ==========   ==========   ==========

See accompanying notes.

              JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                      Years and periods ended September 30,


                                                Mid Cap Value Subaccount               Small/Mid Cap Growth Subaccount
                                          -------------------------------------   ------------------------------------------
                                              2000        1999         1998           2000           1999            1998
                                          -----------  ----------  -------------  ------------  --------------  --------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ..  $   16,932   $  31,306   $     40,338   $        --   $   1,903,687    $    217,686
 M Fund Inc. ...........................          --          --             --            --              --              --
 Interest income on policy loans .......          --          --             --            --              --              --
                                          ----------   ---------   ------------   -----------   -------------    ------------
Total investment income ................      16,932      31,306         40,338            --       1,903,687         217,686
Expenses:
 Mortality and expense risks ...........      26,010      29,798         23,760        55,910          69,847          63,334
                                          ----------   ---------   ------------   -----------   -------------    ------------
Net investment income ..................      (9,078)      1,508         16,578       (55,910)      1,833,840         154,352
Net realized and unrealized gain (loss)
 on investments:
 Net realized gain (loss) ..............      35,124    (241,740)      (422,902)     (295,929)        (13,020)         56,968
 Net unrealized appreciation
  (depreciation) during the period .....   1,099,998     469,537       (260,362)    1,949,027      (1,274,161)        334,213
                                          ----------   ---------   ------------   -----------   -------------    ------------
Net realized and unrealized gain (loss)
 on investments ........................   1,135,122     227,797       (683,264)    1,653,098      (1,287,181)        391,181
                                          ----------   ---------   ------------   -----------   -------------    ------------
Net increase (decrease) in net assets
 resulting from operations .............  $1,126,044   $ 229,305   $   (666,686)  $ 1,597,188   $     546,659    $    545,533
                                          ==========   =========   ============   ===========   =============    ============

                                              Real Estate Equity Subaccount               Growth & Income Subaccount
                                          --------------------------------------   ------------------------------------------
                                             2000         1999          1998           2000            1999           1998
                                          -----------  ------------  ------------  --------------  ------------  --------------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ..  $  652,081   $   771,050   $   817,633   $   7,975,176   $124,750,392   $ 96,326,313
 M Fund Inc. ...........................          --            --            --              --             --             --
 Interest income on policy loans .......     104,737       131,461       145,212      10,602,981     12,877,539     11,727,553
                                          ----------   -----------   -----------   -------------   ------------   ------------
Total investment income ................     756,818       902,511       962,845      18,578,157    137,627,931    108,053,866
Expenses:
 Mortality and expense risks ...........      62,144        78,893        86,610       5,057,893      6,531,512      5,589,689
                                          ----------   -----------   -----------   -------------   ------------   ------------
Net investment income ..................     694,674       823,618       876,235      13,520,264    131,096,419    102,464,177
Net realized and unrealized gain (loss)
 on investments:
 Net realized gain (loss) ..............    (519,846)      123,591       442,876      24,488,512     22,802,197     22,835,488
 Net unrealized appreciation
  (depreciation) during the period .....   2,788,827    (1,106,755)   (3,720,942)    (52,597,621)     7,687,109    112,457,395
                                          ----------   -----------   -----------   -------------   ------------   ------------
Net realized and unrealized gain (loss)
 on investments ........................   2,268,981      (983,164)   (3,278,066)    (28,109,109)    30,489,306    135,292,883
                                          ----------   -----------   -----------   -------------   ------------   ------------
Net increase (decrease) in net assets
 resulting from operations .............  $2,963,655   $  (159,546)  $(2,401,831)  $ (14,588,845)  $161,585,725   $237,757,060
                                          ==========   ===========   ===========   =============   ============   ============

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                        Managed Subaccount                   Short-Term Bond Subaccount
                                              ---------------------------------------  --------------------------------------
                                                 2000          1999          1998           2000           1999         1998
                                              ------------  ------------  -----------  ---------------  -----------  -----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....   $ 9,379,040   $39,951,885   $37,907,821  $       48,158   $   53,689    $ 31,261
 M Fund Inc. ..............................            --            --            --              --           --          --
 Interest income on policy loans ..........     4,245,392     5,217,121     4,949,021              --           --          --
                                              -----------   -----------   -----------  --------------   ----------    --------
Total investment income ...................    13,624,432    45,169,006    42,856,842          48,158       53,689      31,261
Expenses:
 Mortality and expense risks ..............     2,013,835     2,636,085     2,381,406           4,632        5,065       3,052
                                              -----------   -----------   -----------  --------------   ----------    --------
Net investment income .....................    11,610,597    42,532,921    40,475,436          43,526       48,624      28,209
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss) .................     5,593,279     5,060,826     5,853,076         (14,388)      (3,107)      2,008
 Net unrealized appreciation (depreciation)
  during the period .......................    (6,847,915)   (9,288,287)   24,834,482          20,120      (23,648)     (5,287)
                                              -----------   -----------   -----------  --------------   ----------    --------
Net realized and unrealized gain (loss) on
 investments ..............................    (1,254,636)   (4,227,461)   30,687,558           5,732      (26,755)     (3,279)
                                              -----------   -----------   -----------  --------------   ----------    --------
Net increase (decrease) in net assets
 resulting from operations ................   $10,355,961   $38,305,460   $71,162,994  $       49,258   $   21,869    $ 24,930
                                              ===========   ===========   ===========  ==============   ==========    ========

                                                   Small Cap Equity Subaccount               International Opportunities
                                                    (Formerly, Small Cap Value)                       Subaccount
                                               --------------------------------------     ------------------------------------
                                                   2000          1999         1998           2000          1999        1998
                                               ----------    ----------   -----------     ------------  ----------  ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....     $  56,414     $  97,290    $   24,781     $    26,702   $  354,646    $ 27,799
 M Fund Inc. ..............................            --            --            --              --           --          --
 Interest income on policy loans ..........            --            --            --              --           --          --
                                                ---------     ---------    ----------     -----------   ----------    --------
Total investment income ...................        56,414        97,290        24,781          26,702      354,646      27,799
Expenses:
 Mortality and expense risks ..............        19,954        24,661        23,711          26,221       24,257      19,481
                                                ---------     ---------    ----------     -----------   ----------    --------
Net investment income .....................        36,460        72,629         1,070             481      330,389       8,318
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss) .................      (188,550)     (217,582)       61,917         725,677      123,861      64,757
 Net unrealized appreciation
  (depreciation) during the period ........       545,649       (40,472)     (364,339)     (1,429,396)     839,140     339,709
                                                ---------     ---------    ----------     -----------   ----------    --------
Net realized and unrealized gain
 (loss) on investments ....................       357,099      (258,054)     (302,422)       (703,719)     963,001     404,466
                                                ---------     ---------    ----------     -----------   ----------    --------
Net increase
 (decrease) in net assets resulting
 from operations ..........................     $ 393,559     $(185,425)   $ (301,352)    $  (703,238)  $1,293,390    $412,784
                                                =========     =========    ==========     ===========   ==========    ========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                        Equity Index Subaccount                   Global Bond Subaccount
                                              ----------------------------------------   ---------------------------------------
                                                 2000           1999          1998           2000          1999          1998
                                              -----------    -----------   -----------   -----------    -----------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....   $   205,343    $   921,698   $   367,284   $    44,897    $    91,316    $  62,244
 M Fund Inc. ..............................            --             --            --            --             --           --
 Interest income on policy loans ..........            --             --            --            --             --           --
                                              -----------    -----------   -----------   -----------    -----------    ---------
Total investment income ...................       205,343        921,698       367,284        44,897         91,316       62,244
Expenses:
 Mortality and expense risks ..............       110,017        103,983        60,274         7,241          9,736        7,516
                                              -----------    -----------   -----------   -----------    -----------    ---------
Net investment income .....................        95,326        817,715       307,010        37,656         81,580       54,728
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................       720,233        471,802       132,619       (39,928)        (1,996)      32,917
 Net unrealized appreciation
  (depreciation) during the period ........    (1,267,708)     2,019,913     2,082,107        64,988       (126,001)      11,342
                                              -----------    -----------   -----------   -----------    -----------    ---------
Net realized and unrealized gain
 (loss) on investments ....................      (547,475)     2,491,715     2,214,726        25,060       (127,997)      44,259
                                              -----------    -----------   -----------   -----------    -----------    ---------
Net increase (decrease) in net
 assets resulting from operations .........   $  (452,149)   $ 3,309,430   $ 2,521,736   $    62,716    $   (46,417)   $  98,987
                                              ===========    ===========   ===========   ===========    ===========    =========

                                                                                                    Brandes International
                                                     Turner Core Growth Subaccount                     Equity Subaccount
                                                --------------------------------------     --------------------------------------
                                                   2000           1999         1998          2000           1999           1998
                                                ---------      ---------     ---------     ---------      ---------     ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....     $      --      $      --     $      --     $      --      $      --     $      --
 M Fund Inc. ..............................         5,157        368,038         5,535         8,116         18,453        13,237
 Interest income on policy loans ..........            --             --            --            --             --            --
                                                ---------      ---------     ---------     ---------      ---------     ---------
Total investment income ...................         5,157        368,038         5,535         8,116         18,453        13,237
Expenses:
 Mortality and expense risks ..............         2,331          2,102         1,022         2,726          1,904         1,143
                                                ---------      ---------     ---------     ---------      ---------     ---------
Net investment income .....................         2,826         35,936         4,513         5,390         16,549        12,094
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................       102,105         44,245        14,364         9,926          7,704         1,184
 Net unrealized appreciation
  (depreciation) during the period ........       (68,169)        37,727        49,605       (10,886)       119,400        15,813
                                                ---------      ---------     ---------     ---------      ---------     ---------
Net realized and unrealized gain
 (loss) on investments ....................        33,936         81,972        63,969          (960)       127,104        16,997
                                                ---------      ---------     ---------     ---------      ---------     ---------
Net increase (decrease) in net
 assets resulting from operations .........     $  36,762      $ 117,908     $  68,482     $   4,430      $ 143,653     $  29,091
                                                =========      =========     =========     =========      =========     =========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                     Frontier Capital Appreciation               Emerging Markets Equity
                                                             Subaccount                                 Subaccount
                                                -------------------------------------     ------------------------------------
                                                   2000          1999         1998           2000          1999        1998
                                                ---------     ---------     ---------     ---------     ---------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....     $      --     $      --     $      --     $      --     $  13,510    $       1
 M Fund Inc. ..............................        24,107        20,787         1,888            --            --           --
 Interest income on policy loans ..........            --            --            --            --            --           --
                                                ---------     ---------     ---------     ---------     ---------    ---------
Total investment income ...................        24,107        20,787         1,888            --        13,510            1
Expenses:
 Mortality and expense risks ..............         4,027         3,019         2,096         4,733           720           --
                                                ---------     ---------     ---------     ---------     ---------    ---------
Net investment income .....................        20,080        17,768          (208)       (4,733)       12,790            1
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................        91,532        22,678        12,123      (136,688)        5,339           --
 Net unrealized appreciation
  (depreciation) during the period ........         3,207       164,599       (17,930)     (215,341)       86,570           10
                                                ---------     ---------     ---------     ---------     ---------    ---------
Net realized and unrealized gain
 (loss) on investments ....................        94,739       187,277        (5,807)     (352,029)       91,909           10
                                                ---------     ---------     ---------     ---------     ---------    ---------
Net increase (decrease) in net
 assets resulting from operations .........     $ 114,819     $ 205,045     $  (6,015)    $(356,762)    $ 104,699    $      11
                                                =========     =========     =========     =========     =========    =========

                                                             International
                                                      Opportunities II Subaccount                      Bond Index
                                                       (formerly, Global Equity)                       Subaccount
                                                 ------------------------------------      ----------------------------------
                                                    2000          1999          1998          2000         1999         1998*
                                                 --------      --------      --------      --------     --------     --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....      $  2,906      $    508      $      1      $ 38,196     $ 17,417     $    149
 M Fund Inc. ..............................            --            --            --            --           --           --
 Interest income on policy loans ..........            --            --            --            --           --           --
                                                 --------      --------      --------      --------     --------     --------
Total investment income ...................         2,906           508             1        38,196       17,417          149
Expenses:
 Mortality and expense risks ..............         1,018           267            --         3,217        1,565            3
                                                 --------      --------      --------      --------     --------     --------
Net investment income .....................         1,888           241             1        34,979       15,852          146
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................        13,096           602             1        (3,038)      (1,422)          (1)
 Net unrealized appreciation
  (depreciation) during the period ........       (37,065)       13,424            45        17,202      (22,820)        (196)
                                                 --------      --------      --------      --------     --------     --------
Net realized and unrealized gain
 (loss) on investments ....................       (23,969)       14,026            46        14,164      (24,242)        (197)
                                                 --------      --------      --------      --------     --------     --------
Net increase (decrease) in net
 assets resulting from operations .........      $(22,081)     $ 14,267      $     47      $ 49,143     $ (8,390)    $    (51)
                                                 ========      ========      ========      ========     ========     ========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                           Small/Mid Cap CORE                      High Yield Bond
                                                               Subaccount                              Subaccount
                                                 -----------------------------------     ----------------------------------
                                                    2000          1999         1998         2000         1999         1998
                                                 --------      --------     --------     --------     --------     --------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....      $    683      $  6,810     $     --     $ 16,967     $  2,748     $     19
 M Fund Inc. ..............................            --            --           --           --           --           --
 Interest income on policy loans ..........            --            --           --           --           --           --
                                                 --------      --------     --------     --------     --------     --------
Total investment income ...................           683         6,810           --       16,967        2,748           19
Expenses:
 Mortality and expense risks ..............           759           178           --        1,149          206            1
                                                 --------      --------     --------     --------     --------     --------
Net investment income .....................           (76)        6,632           --       15,818        2,542           18
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................        10,871           252           --       (9,067)        (186)          --
 Net unrealized appreciation
  (depreciation) during the period ........        (1,191)        3,005            6      (10,278)        (511)         (26)
                                                 --------      --------     --------     --------     --------     --------
Net realized and unrealized gain
 (loss) on investments ....................         9,680         3,257            6      (19,345)        (697)         (26)
                                                 --------      --------     --------     --------     --------     --------
Net increase (decrease) in net
 assets resulting from operations .........      $  9,604      $  9,889     $      6     $ (3,527)    $  1,845     $     (8)
                                                 ========      ========     ========     ========     ========     ========

                                                        Clifton            Aim V.I.     Fidelity VIP   Fidelity    Janus Aspen
                                                       Enhanced U.S.        Value           Growth    Contrafund   Global Tech
                                                   Equity Subaccount      Subaccount      Subaccount  Subaccount    Subaccount
                                                  ---------------------   ----------    ------------  ----------   -----------
                                                    2000          1999          2000           2000        2000         2000
                                                  -------       -------       -------        -------     -------       -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....       $    --       $    --        $   --        $    --     $    --       $    --
 M Fund Inc. ..............................           476         1,117            --             --          --            --
 Interest income on policy loans ..........            --            --            --             --          --            --
                                                  -------       -------       -------        -------     -------       -------
Total investment income ...................           476         1,117            --             --          --            --
Expenses:
 Mortality and expense risks ..............            76             4            --             --          --            --
                                                  -------       -------       -------        -------     -------       -------
Net investment income (loss) ..............           400         1,113            --             --          --            --
Net realized and unrealized gain
 (loss) on investments:
 Net realized gains (losses)  .............          (106)           91            --             --          --            (1)
 Net unrealized appreciation
  (depreciation) during the period ........          (541)         (879)           (1)            (0)         --          (245)
                                                  -------       -------       -------        -------     -------       -------
Net realized and unrealized gain
 (loss) on investments ....................          (647)         (788)           (1)            (0)         --          (246)
                                                  -------       -------       -------        -------     -------       -------
Net increase (decrease) in net
 assets resulting from operations .........       $  (247)      $   325       $    (1)       $    (0)    $    --       $  (246)
                                                  =======       =======       =======        =======     =======       =======

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                                                               American
                                            Janus Aspen   MFS New    Fundamental               Leaders    Large Cap
                                             Worldwide   Discovery     Mid Cap       Core     Large Cap   Aggressive    Templeton
                                                Gr.        Series      Growth        Bond       Value       Growth     International
                                            Subaccount   Subaccount  Subaccount   Subaccount  Subaccount  Subaccount    Subaccount
                                            -----------  ----------  -----------  ----------  ----------  ----------  --------------

                                               2000         2000        2000         2000        2000        2000         2000
                                            -----------  ----------  -----------  ----------  ----------  ----------  --------------

Investment income:
Distributions received from: ..............                                              888                                    888
 John Hancock Variable Series Trust I ..... $        --  $       --  $        --  $       --  $       --  $       --  $          --
 M Fund Inc. ..............................          --          --           --          --          --          --             --
 Interest income on policy loans ..........          --          --           --          --          --          --             --
                                            -----------  ----------  -----------  ----------  ----------  ----------  --------------

Total investment income ...................          --          --           --          --          --          --             --
Expenses:
 Mortality and expense risks ..............          --          --           --          --          --          --             --
                                            -----------  ----------  -----------  ----------  ----------  ----------  --------------

Net investment income (loss) ..............          --          --           --          --          --          --             --
Net realized and unrealized
 gain (loss) on investments:
 Net realized gain (loss) .................          (1)         (1)          --          --          --          --             --
 Net unrealized appreciation
  (depreciation) during
  the period ..............................        (280)       (265)          --          --          --          --             --
                                            -----------  ----------  -----------  ----------  ----------  ----------  --------------

Net realized and unrealized
 gain (loss) on investments ...............        (281)       (266)          --          --          --          --             --
                                            -----------  ----------  -----------  ----------  ----------  ----------  --------------

Net increase (decrease) in
 net assets resulting
 from operations .......................... $      (281) $     (266) $        --  $       --  $       --  $       --  $          --
                                            ===========  ==========  ===========  ==========  ==========  ==========  ==============


See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                STATEMENTS OF CHANGES IN NET ASSETS (Unaudited)

                     Years and periods ended September 30,


                                                                                                Active Bond Subaccount
                                                Large Cap Growth Subaccount                   (formerly, Sovereign Bond)
                                         ------------------------------------------   -------------------------------------------
                                             2000           1999           1998           2000           1999            1998
                                         ------------   ------------   ------------   ------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) .........  $    621,235   $ 24,389,814   $ 12,025,213   $ 13,426,403   $ 20,233,648    $ 22,087,857
 Net realized gain (loss) .............     3,814,060      4,239,424      3,520,199          3,376        192,098       1,600,539
 Net unrealized appreciation
  (depreciation) during the period ....    (3,423,088)     1,727,703     18,509,310      3,156,858    (20,304,536)     (2,317,324)
                                         ------------   ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations ............     1,012,207     30,356,941     34,054,722     16,586,637        121,210      21,371,072
From policyholder transactions:
 Net premiums from policyholders ......    44,384,261     37,307,814     21,681,632     18,417,337     26,114,799      32,901,747
 Net benefits to policyholders ........   (32,940,678)   (25,817,420)   (21,510,240)   (29,904,344)   (35,577,616)    (39,577,750)
 Net increase in policy loans .........     3,736,413             --      2,561,877      1,509,775             --       1,607,456
                                         ------------   ------------   ------------   ------------   ------------    ------------
Net increase in net assets resulting
 from policyholder transactions .......    15,179,996     11,490,394      2,733,269     (9,977,232)    (9,462,817)     (5,068,547)
                                         ------------   ------------   ------------   ------------   ------------    ------------
Net increase in net assets ............    16,192,203     41,847,335     36,787,991      6,609,405     (9,341,607)     16,302,525
Net assets at beginning of period .....   177,062,332    135,214,997     98,427,006    293,120,799    302,462,406     286,159,881
                                         ------------   ------------   ------------   ------------   ------------    ------------
Net assets at end of period ...........  $193,254,535   $177,062,332   $135,214,997   $299,730,204   $293,120,799    $302,462,406
                                         ============   ============   ============   ============   ============    ============

                                            International Equity Index Subaccount            Small Cap Growth Subaccount
                                         -------------------------------------------   ---------------------------------------
                                             2000          1999             1998          2000          1999           1998
                                         ------------   -----------      -----------   -----------   -----------    ----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) .........  $    365,920   $   950,123      $ 3,440,236   $   (62,665)  $ 1,234,844    $  (20,335)
 Net realized gain (loss) .............       944,473       168,248          148,419     1,987,667       491,241        55,393
 Net unrealized appreciation
  (depreciation) during the period ....    (5,382,322)    5,712,567          105,161    (2,061,321)    2,317,857       518,731
                                         ------------   -----------      -----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations ............    (4,071,929)    6,830,938        3,693,816      (136,319)    4,043,942       553,789
From policyholder transactions:
 Net premiums from policyholders ......    15,022,955     7,373,967        6,549,988    12,805,299     4,316,218     2,382,203
 Net benefits to policyholders ........   (11,875,750)   (6,834,914)      (5,210,982)   (7,927,742)   (2,206,402)     (998,381)
 Net increase in policy loans .........       142,553            --           86,200            --            --            --
                                         ------------   -----------      -----------   -----------   -----------    ----------
Net increase in net assets resulting
 from policyholder transactions .......     3,289,758       539,053        1,452,206     4,877,557     2,109,816     1,383,822
                                         ------------   -----------      -----------   -----------   -----------    ----------
Net increase in net assets ............      (782,171)    7,369,991        5,119,022     4,741,238     6,153,758     1,937,611
Net assets at beginning of period .....    31,899,039    24,529,048       19,410,026    10,825,578     4,671,820     2,734,209
                                         ------------   -----------      -----------   -----------   -----------    ----------
Net assets at end of period ...........  $ 31,116,868   $31,899,039      $24,529,048   $15,566,816   $10,825,578    $4,671,820
                                         ============   ===========      ===========   ===========   ===========    ==========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                      Global Balanced Subaccount
                                                  (formerly, International Balanced)             Mid Cap Growth Subaccount
                                                ---------------------------------------   -----------------------------------------
                                                   2000          1999           1998         2000           1999           1998
                                                -----------   -----------    ----------   -----------    -----------    -----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ...............   $    14,776   $    92,816    $   52,891   $  (114,567)   $ 2,058,661    $   445,161
 Net realized gain (loss) ...................        (8,764)        4,711        (4,506)    2,185,984        773,222         73,958
 Net unrealized appreciation
  (depreciation) during the period ..........       (91,173)      (38,997)       78,445    (5,360,691)     6,801,000        647,137
                                                -----------   -----------    ----------   -----------    -----------    -----------
Net increase (decrease) in net assets
 resulting from operations ..................       (85,161)       58,530       126,840    (3,289,274)     9,632,883      1,166,256
From policyholder transactions:
 Net premiums from policyholders ............       242,576       377,958       341,482    17,804,733      8,941,124      3,164,065
 Net benefits to policyholders ..............      (332,208)     (131,331)     (310,766)   (8,940,276)    (2,937,257)      (612,975)
 Net increase (decrease) in policy loans ....            --            --            --            --             --             --
                                                -----------   -----------    ----------   -----------    -----------    -----------
Net increase (decrease) in net assets
 resulting from policyholder transactions ...       (89,632)      246,627       307,169     8,864,457      6,003,867      2,551,090
                                                -----------   -----------    ----------   -----------    -----------    -----------
Net increase (decrease) in net assets .......      (174,794)      305,157       157,556     5,575,183     15,636,750      3,717,346
Net assets at beginning of period ...........     1,177,232       872,075       714,519    20,852,255      5,215,505      1,498,159
                                                -----------   -----------    ----------   -----------    -----------    -----------
Net assets at end of period .................   $ 1,002,438   $ 1,177,232    $  872,075   $26,427,438    $20,852,255    $ 5,215,505
                                                ===========   ===========    ==========   ===========    ===========    ===========

                                                    Large Cap Value Subaccount                   Money Market Subaccount
                                              ---------------------------------------   -------------------------------------------
                                                 2000          1999          1998           2000           1999            1998
                                              -----------   -----------   -----------   ------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ..............  $   120,250   $   593,922   $   388,873   $  3,193,985   $  3,517,874    $  3,481,729
 Net realized gain (loss) ..................       26,539       165,556       673,582             --             --              --
 Net unrealized appreciation
  (depreciation) during the period .........      284,190      (569,216)     (479,093)            --             --              --
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations .................      430,979       190,262       583,362      3,193,985      3,517,874       3,481,729
From policyholder transactions:
 Net premiums from policyholders ...........    5,876,189     3,166,658     4,214,076     57,979,084     33,694,123      24,612,731
 Net benefits to policyholders .............   (3,656,800)   (1,903,017)   (3,212,048)   (61,210,718)   (30,672,090)    (24,024,723)
 Net increase (decrease) in policy loans....           --            --            --       (153,254)       421,166         390,775
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder transactions...    2,219,389     1,263,641     1,002,028     (3,384,888)     3,022,033       1,009,174
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets ......    2,650,368     1,453,903     1,585,390       (190,903)     6,539,907       4,490,903
Net assets at beginning of period ..........    9,553,293     8,099,390     6,514,000     76,638,641     70,098,734      65,607,831
                                              -----------   -----------   -----------   ------------   ------------    ------------
Net assets at end of period ................  $12,203,661   $ 9,553,293   $ 8,099,390   $ 76,447,738   $ 76,638,641    $ 70,098,734
                                              ===========   ===========   ===========   ============   ============    ============

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                             Mid Cap Value Subaccount                    Small/Mid Cap Growth Subaccount
                                      ----------------------------------------  ------------------------------------------------
                                         2000          1999          1998            2000              1999           1998
                                      -----------   -----------   -----------   ---------------   --------------    ------------
Increase (decrease) in net assets
 from operations:
 Net investment income .............  $    (9,078)  $     1,508   $    16,578   $       (55,910)  $    1,833,840    $    154,352
 Net realized gain (loss) ..........       35,124      (241,740)     (422,902)         (295,929)         (13,020)         56,698
 Net unrealized appreciation
  (depreciation) during the
  period ...........................    1,099,998       469,537      (260,362)        1,949,027       (1,274,161)        334,123
                                      -----------   -----------   -----------   ---------------   --------------    ------------
Net increase (decrease) in net
 assets resulting from operations ..    1,126,044       229,305      (666,686)        1,597,188          546,659         545,533
From policyholder transactions:
 Net premiums from policyholders ...    3,657,742     1,886,594     5,997,691         3,303,996        3,493,643       3,953,326
 Net benefits to policyholders .....   (2,833,912)   (1,745,112)   (2,912,034)       (3,875,999)      (3,105,108)     (3,311,846)
 Net increase (decrease) in policy
  loans ............................           --            --            --                --               --              --
                                      -----------   -----------   -----------   ---------------   --------------    ------------
Net increase (decrease) in net
 assets resulting from
 policyholder transactions .........      823,830       141,482     3,085,657          (572,003)         388,535         641,480
                                      -----------   -----------   -----------   ---------------   --------------    ------------
Net increase (decrease) in net
 assets ............................    1,949,874       370,787     2,418,971         1,025,185          935,194       1,187,013
Net assets at beginning of period...    5,236,580     4,865,793     2,446,822        12,409,573       11,474,379      10,287,366
                                      -----------   -----------   -----------   ---------------   --------------    ------------
Net assets at end of period ........  $ 7,186,454   $ 5,236,580   $ 4,865,793   $    13,434,758   $   12,409,573    $ 11,474,379
                                      ===========   ===========   ===========   ===============   ==============   =============

                                           Real Estate Equity Subaccount                   Growth & Income Subaccount
                                      ---------------------------------------   -------------------------------------------------
                                         2000          1999          1998            2000             1999              1998
                                      -----------   -----------   -----------   --------------   --------------    --------------
Increase (decrease) in net assets
 from operations:
 Net investment income .............  $   694,674   $   823,618   $   876,235   $   13,520,264   $   11,096,419    $  102,464,177
 Net realized gain (loss) ..........     (519,846)      123,591       442,876       24,488,512       22,802,197        22,835,488
 Net unrealized appreciation
  (depreciation) during the
  period ...........................    2,788,827    (1,106,755)   (3,720,942)     (52,597,621)       7,687,109       112,457,395
                                      -----------   -----------   -----------   --------------   --------------    --------------
Net increase (decrease) in net
 assets resulting from operations ..    2,963,655      (159,546)   (5,401,931)     (14,588,845)     161,585,725       237,757,060
From policyholder transactions:
 Net premiums from policyholders ...    7,419,486     2,304,591     6,295,255       66,706,125      101,973,160        92,955,980
 Net benefits to policyholders .....   (7,604,722)   (3,311,591)   (5,507,305)    (118,470,137)    (133,701,210)     (134,661,151)
 Net increase (decrease) in policy
  loans ............................      269,293       (83,216)      265,517        8,056,803               --        18,165,114
                                      -----------   -----------   -----------   --------------   --------------    --------------
Net increase (decrease) in net
 assets resulting from policyholder
 transactions ......................       84,057    (1,007,000)      704,734      (43,707,209)     (31,728,050)      (23,540,057)
                                      -----------   -----------   -----------   --------------   --------------    --------------
Net increase (decrease) in net
 assets ............................    3,047,712    (1,166,546)   (1,697,097)     (58,296,054)     129,857,675       214,217,003
Net assets at beginning of period ..   13,378,472    14,545,018    16,242,115    1,278,739,554    1,148,881,879       934,664,876
                                      -----------   -----------   -----------   --------------   --------------    --------------
Net assets at end of period ........  $16,426,184   $13,378,472   $14,545,018   $1,220,443,500   $1,278,739,554    $1,148,881,879
                                      ===========   ===========   ===========   ==============   ==============    ==============

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                          Managed Subaccount                    Short-Term Bond Subaccount
                                              -------------------------------------------  --------------------------------------
                                                  2000           1999           1998          2000         1999          1998
                                              -------------  -------------  -------------  -----------  -----------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income .....................  $ 11,610,597   $ 42,532,921   $ 40,475,436   $   43,526   $   48,624    $    28,209
 Net realized gain (loss) ..................     5,593,279      5,060,826      5,853,076      (14,388)      (3,107)         2,008
 Net unrealized appreciation
  (depreciation) during the period .........    (6,847,915)    (9,288,287)    24,834,482       20,120      (23,648)        (5,287)
                                              ------------   ------------   ------------   ----------   ----------    -----------
Net increase in net assets resulting from
 operations ................................    10,355,961     38,305,460     71,162,994       49,258       21,869         24,930
From policyholder transactions:
 Net premiums from policyholders ...........    30,876,272     44,546,082     40,631,684      321,510      690,849        435,150
 Net benefits to policyholders .............   (51,526,685)   (55,332,758)   (55,447,667)    (406,059)    (178,124)      (274,762)
 Net increase in policy loans ..............     2,617,080             --      5,379,590           --           --             --
                                              ------------   ------------   ------------   ----------   ----------    -----------
Net increase (decrease) in net assets
 resulting from policyholder transactions ..   (18,033,333)   (10,786,676)    (9,436,393)     (84,549)     512,725        160,388
                                              ------------   ------------   ------------   ----------   ----------    -----------
Net increase (decrease) in net assets ......    (7,677,372)    27,518,784     61,726,601      (35,291)     534,594        185,318
Net assets at beginning of period ..........   500,072,750    472,553,966    410,827,365    1,129,483      594,889        409,571
                                              ------------   ------------   ------------   ----------   ----------    -----------
Net assets at end of period ................  $492,395,378   $500,072,750   $472,553,966   $1,094,192   $1,129,483    $   594,889
                                              ============   ============   ============   ==========   ==========    ===========

                                                     Small Cap Equity Subaccount
                                                     (formerly, Small Cap Value)           International Operations Subaccount
                                               ----------------------------------------  ----------------------------------------
                                                  2000          1999          1998          2000          1999           1998
                                               ------------  ------------  ------------  ------------  ------------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income .....................   $    36,460   $    72,629   $     1,070   $       481   $   330,389    $     8,318
 Net realized gain (loss) ..................      (188,550)     (217,582)       61,917       725,677       123,861         64,757
 Net unrealized appreciation
  (depreciation) during the period .........       545,649       (40,472)     (364,359)   (1,429,396)      839,140        339,709
                                               -----------   -----------   -----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from operations .................       393,559      (185,425)     (301,352)     (703,238)    1,293,390        412,784
From policyholder transactions:
 Net premiums from policyholders ...........     2,449,450     1,446,109     2,644,808     8,147,324     1,632,955      2,203,753
 Net benefits to policyholders .............    (1,544,506)   (1,547,128)   (1,288,464)   (6,837,766)   (1,315,539)    (1,443,700)
 Net increase in policy loans ..............            --            --            --            --            --             --
                                               -----------   -----------   -----------   -----------   -----------    -----------
Net increase (decrease) in net assets
 resulting from policyholder transactions ..       904,944      (101,019)    1,356,344     1,309,558       317,416        760,053
                                               -----------   -----------   -----------   -----------   -----------    -----------
Net increase (decrease) in net assets ......     1,298,503      (286,444)    1,054,972       606,320     1,610,806      1,172,837
Net assets at beginning of period ..........     4,111,416     4,397,860     3,342,888     5,310,586     3,699,780      2,526,943
                                               -----------   -----------   -----------   -----------   -----------    -----------
Net assets at end of period ................   $ 5,409,919   $ 4,111,416   $ 4,397,860   $ 5,916,906   $ 5,310,586    $ 3,699,780
                                               ===========   ===========   ===========   ===========   ===========    ===========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                    Equity Index Subaccount                  Global Bond Subaccount
                                            ---------------------------------------   --------------------------------------
                                               2000          1999          1998          2000         1999          1998
                                            ------------  ------------  ------------  -----------  -----------  ------------
Increase (decrease) in net assets from
 operations:
 Net investment income ...................  $    95,326   $   817,715   $   307,010   $   37,656   $   81,580    $    54,728
 Net realized gain (loss) ................      720,233       471,802       132,619      (39,928)      (1,996)        32,917
 Net unrealized appreciation
  (depreciation) during the period .......   (1,267,708)    2,019,913     2,082,107       64,988     (126,001)        11,342
                                            -----------   -----------   -----------   ----------   ----------    -----------
Net increase (decrease) in net assets
 resulting from operations ...............     (452,149)    3,309,430     2,521,736       62,716      (46,417)        98,987
From policyholder transactions:
 Net premiums from policyholders .........    9,225,298     7,762,529     4,632,113      558,069    1,115,699        798,933
 Net benefits to policyholders ...........   (3,879,648)   (2,563,485)   (1,120,852)    (769,877)    (292,075)    (1,158,109)
 Net increase in policy loans ............           --            --            --           --           --             --
                                            -----------   -----------   -----------   ----------   ----------    -----------
Net increase in net assets resulting from
 policyholder transactions ...............    5,345,650     5,199,044     3,511,261     (211,808)     823,624       (359,176)
                                            -----------   -----------   -----------   ----------   ----------    -----------
Net increase in net assets ...............    4,893,501     8,508,474     6,032,997     (149,902)     777,207       (260,189)
Net assets at beginning of period ........   22,117,624    13,609,150     7,576,153    1,882,675    1,105,468      1,365,657
                                            -----------   -----------   -----------   ----------   ----------    -----------
Net assets at end of period ..............  $27,011,125   $22,117,624   $13,609,150   $1,733,583   $1,882,675    $ 1,105,468
                                            ===========   ===========   ===========   ==========   ==========    ===========

                                                   Turner Core Growth Subaccount           Brandes International Equity Subaccount
                                              ---------------------------------------      ---------------------------------------
                                                 2000           1999          1998            2000         1999        1998
                                              ---------      ---------      ---------      -----------    ----------     ---------
Increase (decrease) in
 net assets from operations:
 Net investment income ..................     $   2,826      $  35,936      $   4,513      $     5,390    $   16,549     $  12,094
 Net realized gain (loss)  ..............       102,105         44,245         14,364            9,926         7,704         1,184
 Net unrealized appreciation
  (depreciation) during the period ......       (68,169)        37,727         49,605          (10,886)      119,400        15,813
                                              ---------      ---------      ---------      -----------    ----------     ---------
Net increase
 (decrease) in net assets resulting
 from operations ........................        36,762        117,908         68,482            4,430       143,653        29,091
From policyholder transactions:
 Net premiums from  policyholders .......       285,472        240,351        203,590          115,832       239,618        55,021
 Net benefits to policyholders ..........      (377,975)      (136,661)       (77,651)         (55,308)      (29,502)      (10,341)
 Net increase in policy loans ...........            --             --             --               --            --            --
                                              ---------      ---------      ---------      -----------    ----------     ---------
Net increase in net assets resulting
 from policyholder transactions .........       (92,503)       103,690        125,939           60,524       210,098        44,680
                                              ---------      ---------      ---------      -----------    ----------     ---------
Net increase in net assets ..............       (55,741)       221,598        194,421           64,954       353,751        73,771
Net assets at beginning of period .......       536,192        314,594        120,173          588,128       234,377       160,606
                                              ---------      ---------      ---------      -----------    ----------     ---------
Net assets at end of period .............     $ 480,451      $ 536,192      $ 314,594      $   653,082    $  588,128     $ 234,377
                                              =========      =========      =========      ===========    ==========     =========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                 Frontier Capital Appreciation Subaccount    Emerging Markets Equity Subaccount
                                                -----------------------------------------    -----------------------------------
                                                    2000           1999           1998           2000          1999         1998
                                                 ----------      --------      ---------     -----------    ---------     -------
Increase (decrease) in net assets from
 operations: ................................
 Net investment income ......................    $   20,080      $ 17,768      $    (208)    $    (4,733)   $  12,790     $     1
 Net realized gain (loss) ...................        91,532        22,678         12,123        (136,688)       5,339          --
 Net unrealized appreciation
  (depreciation) during the period ..........         3,207       164,599        (17,930)       (215,341)      86,570          10
                                                 ----------      --------      ---------     -----------    ---------     -------
Net increase (decrease) in net assets
 resulting from operations ..................       114,819       205,045         (6,015)       (356,762)     104,699          11
From policyholder transactions:
 Net premiums from policyholders ............       412,703       255,268        128,779       8,406,642      433,406       2,018
 Net benefits to policyholders ..............      (240,181)      (89,136)      (146,083)     (7,256,592)    (144,400)         --
 Net increase in policy loans ...............            --            --             --              --           --          --
                                                 ----------      --------      ---------     -----------    ---------     -------
Net increase in net assets resulting from
 policyholder transactions ..................       172,522       166,132        (17,304)      1,150,050      289,006       2,018
                                                 ----------      --------      ---------     -----------    ---------     -------
Net increase in net assets ..................       287,341       371,177        (23,319)        793,288      393,705       2,029
Net assets at beginning of period ...........       728,674       357,497        380,816         395,734        2,029          --
                                                 ----------      --------      ---------     -----------    ---------     -------
Net assets at end of period .................    $1,016,015      $728,674      $ 357,497     $ 1,189,022    $ 395,734     $ 2,029
                                                 ==========      ========      =========     ===========    =========     =======

                                              International Opportunities II Subaccount
                                                       (formerly, Global Equity)                      Bond Index Subaccount
                                              -----------------------------------------    ----------------------------------------
                                                   2000           1999           1998          2000           1999           1998*
                                              -----------    -----------    -----------    -----------    -----------    ----------
Increase (decrease) in net assets from
 operations:  .............................
 Net investment income ....................   $     1,888    $       241    $         1    $    34,979    $    15,852    $      146
 Net realized gain (loss)  ................        13,096            602              1         (3,038)        (1,422)           (1)

 Net unrealized appreciation
  (depreciation) during the period ........       (37,065)        13,424             45         17,202        (22,820)         (196)
                                              -----------    -----------    -----------    -----------    -----------    ----------
Net increase (decrease) in net
 assets resulting from operations .........       (22,081)        14,267             47         49,143         (8,390)          (51)

From policyholder transactions:
 Net premiums from policyholders ..........       263,934      1,084,209            915        441,780        412,326        10,254
 Net benefits to policyholders ............       (67,628)       (11,064)           (13)       (50,311)       (26,307)          (69)

 Net increase in policy loans .............            --             --             --             --             --            --
                                              -----------    -----------    -----------    -----------    -----------    ----------
Net increase in net assets resulting from
 policyholder transactions ................       196,306         97,356            902        391,469        386,019        10,185
                                              -----------    -----------    -----------    -----------    -----------    ----------
Net increase in net assets ................       174,225        111,623            949        440,612        377,629        10,134
Net assets at beginning of period .........       112,572            949             --        387,763         10,134            --
                                              -----------    -----------    -----------    -----------    -----------    ----------
Net assets at end of period ...............   $   286,797    $   112,572    $       949    $   828,375    $   387,763    $   10,134
                                              ===========    ===========    ===========    ===========    ===========    ==========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                       Small/Mid Cap Core Subaccount               High Yield Bond Subaccount
                                                 ----------------------------------------    --------------------------------------
                                                     2000            1999          1998           2000         1999          1998*
                                                 -----------    -----------    ----------    -----------    ----------    ---------
Increase (decrease) in net assets from
 operations:
 Net investment income .......................   $       (76)   $     6,632            --    $    15,818    $    2,542    $      18
 Net realized gain (loss)  ...................        10,871            252            --         (9,067)         (186)          --
 Net unrealized appreciation
  (depreciation) during the period ...........        (1,191)         3,005             6        (10,278)         (511)         (26)

                                                 -----------    -----------    ----------    -----------    ----------    ---------
Net increase (decrease) in net
 assets resulting from operations ............         9,604          9,889             6         (3,527)        1,845           (8)

From policyholder transactions:
 Net premiums from policyholders .............       555,833         97,385           104      1,583,188        98,955        2,887
 Net benefits to policyholders ...............      (369,572)        (7,901)           (2)    (1,349,561)      (13,078)          --
 Net increase in policy loans ................            --             --            --             --            --           --
                                                 -----------    -----------    ----------    -----------    ----------    ---------
Net increase in net assets resulting from
 policyholder transactions ...................       186,261         89,484           102        233,627        85,877        2,887
                                                 -----------    -----------    ----------    -----------    ----------    ---------
Net increase (decrease) in net assets ........       195,865         99,373           108        230,100        87,222        2,879
Net assets at beginning of period ............        99,481            108            --         90,610         2,879           --
                                                 -----------    -----------    ----------    -----------    ----------    ---------
Net assets at end of period ..................   $   295,346    $    99,481    $      108    $   320,710    $   90,610    $   2,879
                                                 ===========    ===========    ==========    ===========    ==========    =========


                                                           Clifton Enhanced
                                                       U.S. Equity Subaccount
                                                       ----------------------
                                                          2000          1999
                                                       --------      --------
Increase (decrease) in net assets from operations:
 Net investment income ...........................     $    400      $  1,113
 Net realized gain (loss) ........................         (106)           91
 Net unrealized appreciation (depreciation) during
  the period .....................................         (541)         (879)
                                                       --------      --------
Net increase (decrease) in net assets resulting
 from operations .................................         (247)          325
From policyholder transactions:
 Net premiums from policyholders .................        4,510        13,814
 Net benefits to policyholders ...................         (869)           --
 Net increase in policy loans ....................           --            --
                                                       --------      --------
Net increase (decrease) in net assets resulting
 from policyholder transactions ..................        3,641        13,814
                                                       --------      --------
Net increase (decrease) in net assets ............        3,394        14,139
Net assets at beginning of period ................       14,139            --
                                                       --------      --------
Net assets at end of period ......................     $ 17,533      $ 14,139
                                                       ========      ========

See accompanying notes.

             JOHN HANCOCK MUTUAL VARIABLE LIFE INSURANCE ACCOUNT U

                     Years and periods ended September 30,


                                                                                                      Janus Aspen
                                                    Aim V.I.   Fidelity VIP   Fidelity   Janus Aspen   Worldwide    New Discovery
                                                     Value        Growth     Contrafund  Global Tech    Growth         Series
                                                   Subaccount   Subaccount   Subaccount  Subaccount   Subaccount     Subaccount
                                                   ----------  ------------  ----------  -----------  -----------   -------------
                                                      2000         2000         2000        2000         2000           2000
                                                   ----------  ------------  ----------  -----------  -----------   -------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss)  ................    $       --  $         --  $       --  $        --  $        --   $          --
 Net realized gain (loss)  ....................            --            --          --           (1)          (1)             (1)
 Net unrealized appreciation
  (depreciation) during the period ............            (1)           (0)         --         (245)        (280)           (265)
                                                   ----------  ------------  ----------  -----------  -----------   -------------
Net increase (decrease) in net
 assets resulting from operations .............            (1)           (0)         --         (246)        (281)           (266)
From policyholder transactions:
 Net premiums from policyholders ..............             6             4          --        4,808        3,247           4,058
 Net benefits to policyholders ................             4             2          --          593        2,144           4,058
                                                   ----------  ------------  ----------  -----------  -----------   -------------
 Net increase in policy loans .................
Net increase (decrease) in net
 assets resulting from policyholder
 transactions .................................            10             6          --        5,401        5,391           8,116
                                                   ----------  ------------  ----------  -----------  -----------   -------------
Net increase (decrease) in net
 assets .......................................             9             6          --       5,155         5,110           7,850
Net assets at beginning of period .............            --            --          --          --            --              --
                                                   ----------  ------------  ----------  -----------  -----------   -------------
Net assets at end of period ...................    $        9  $          6  $       --  $     5,155  $     5,110   $       7,850
                                                   ==========  ============  ==========  ===========  ===========   =============

                                                                      American
                                            Fundamental               Leaders    Large Cap
                                              Mid Cap       Core     Large Cap   Aggressive     Templeton
                                              Growth        Bond       Value       Growth     International
                                            Subaccount   Subaccount  Subaccount  Subaccount    Subaccount
                                            -----------  ----------  ----------  ----------  ---------------
                                               2000         2000        2000        2000          2000
                                            -----------  ----------  ----------  ----------  ---------------
Increase (decrease) in net assets from
 operations:
 Net investment income ..................   $        --   $      --  $       --  $       --  $            --
 Net realized gain (loss)  ..............            --          --          --          --               --
 Net unrealized appreciation
  (depreciation) during the period ......            --          --          --          --               --
                                            -----------  ----------  ----------  ----------  ---------------
Net increase (decrease) in net assets
 resulting from operations ..............            --          --          --          --               --
From policyholder transactions:
 Net premiums from policyholders ........            --          --          --          --               --
 Net benefits to policyholders ..........            --          --          --          --               --
 Net increase in policy loans ...........            --          --          --          --               --
Net increase (decrease) in net
 assets resulting from policyholder
 transactions ...........................            --          --          --          --               --
                                            -----------  ----------  ----------  ----------  ---------------
Net increase (decrease) in net
 assets .................................            --          --          --          --               --
Net assets at beginning of period .......            --          --          --          --               --
                                                     --          --          --          --               --
Net assets at end of period .............   $        --  $       --  $       --  $       --  $            --
                                            ===========  ==========  ==========  ==========  ===============

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                   NOTES TO FINANCIAL STATEMENTS (Unaudited)

                              September 30, 2000

1.   Organization

     John Hancock Variable Life Account U (the Account) is a separate investment account of John Hancock Variable Life Insurance Company (JHVLICO), a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (John Hancock). The Account was formed to fund variable life insurance policies (Policies) issued by JHVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of thirty-two subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Variable Series Trust I (the Fund) or of M Fund Inc. (M Fund). New subaccounts may be added as new Portfolios are added to the Fund or to M Fund, or as other investment options are developed, and made available to policyholders. The thirty-eight Portfolios of the Fund and M Fund which are currently available are the Large Cap Growth, Active Bond (formerly, Sovereign Bond), International Equity Index, Small Cap Growth, Global Balanced (formerly, International Balanced), Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth (formerly, Diversified Mid Cap Growth), Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Equity (formerly, Small Cap Value), International Opportunities, Equity Index, Global Bond (formerly, Strategic Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, International Opportunities II (formerly, Global Equity), Bond Index, Small/Mid Cap CORE, High Yield Bond, Clifton Enhanced US Equity, Aim V.I. Value, Fidelity VIP Growth, Fidelity Contrafund, Janus Aspen Global Tech, Janus Aspen Worldwide Gr., MFS New Discovery Series, Fundamental Mid Growth (formerly, Fundamental Mid Cap Growth), Core Bond, American Leaders Large Cap Value, Large Cap Aggressive Growth, and Templeton International. Each Portfolio has a different investment objective.

     The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

     The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.   Significant Accounting Policies

 Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Valuation of Investments

     Investment in shares of the Fund and of M Fund are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of respective Portfolio shares are determined on the basis of identified cost.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

 Federal Income Taxes

     The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

 Expenses

     JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at various rates ranging from .50% to .625%, depending on the type of policy, of net assets (excluding policy loans) of the Account. In addition, a monthly charge at varying levels for the cost of insurance is deducted from the net assets of the Account.

     JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account.

2.   Significant Accounting Policies (continued)

 Policy Loans

     Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyholder indebtedness) and compounded daily. At December 31, 2000, there were no outstanding policy loans.

3.   Transaction with Affiliates

     John Hancock acts as the distributor, principal underwriter and investment advisor for the Fund.

     Certain officers of the Account are officers and directors of JHVLICO, the Fund or John Hancock.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

4.   Details of Investments

     The details of the shares owned and cost and value of investments in the Portfolios of the Fund and of M Fund at December 31, 2000 were as follows:


         Portfolio            Shares Owned      Cost           Value
         ---------            ------------  ------------  ----------------
Large Cap Growth ...........    6,168,344   $136,402,496   $  169,201,606
Active Bond ................   25,928,698    251,003,887      239,694,444
International Equity Index .    1,664,035     28,588,291       28,083,661
Small Cap Growth ...........      803,544     14,589,738       15,567,067
Global Balanced ............      103,030      1,090,819        1,000,737
Mid Cap Growth .............      997,461     24,144,879       26,427,867
Large Cap Value ............      881,144     12,223,281       12,189,522
Money Market ...............    6,243,739     62,437,394       62,437,394
Mid Cap Value ..............      466,477      5,938,149        7,184,523
Small/Mid Cap Growth .......      838,364     12,758,593       13,434,978
Real Estate Equity .........    1,027,531     13,843,808       14,125,820
Growth & Income ............   52,508,595    781,278,745    1,023,259,688
Managed ....................   26,678,218    358,347,374      410,996,304
Short-Term Bond ............      111,464      1,096,747        1,088,934
Small Cap Equity ...........      458,183      5,245,734        5,404,005
International Opportunities.      440,808      6,251,196        5,917,002
Equity Index ...............    1,350,342     22,951,726       26,993,113
Global Bond ................      172,871      1,773,633        1,727,455
Turner Core Growth .........       19,381        448,471          480,459
Brandes International
 Equity ....................       42,271        525,746          653,092
Frontier Capital
 Appreciation ..............       41,641        823,509        1,016,030
Emerging Markets Equity ....      128,874      1,317,802        1,189,041
International Opportunities
 II ........................       25,860        310,399          286,802
Bond Index .................       87,071        829,562          823,747
Small/Mid Cap Core .........       27,868        293,339          295,159
High Yield Bond ............       38,615        329,075          318,260
Clifton Enhanced Capital
 App. ......................          885         18,953           17,533
Aim V.I. Value. ............        0.287             10                9
Fidelity VIP Growth ........        0.125              6                6
Fidelity Contrafund ........           --             --               --
Janus Aspen Global Tech. ...          121          5,400            5,155
Janus Aspen
 Worldwide Gr...............          554          5,390            5,110
MFS New
 Discovery Series ..........          427          8,115            7,850
Fundamental Growth .........           --             --               --
Core Bond ..................           --             --               --
American Leaders Large
 Cap Value .................           --             --               --
Large Cap
 Aggressive Growth .........           --             --               --
Templeton International ....           --             --               --

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

4.  Details Of Investments (continued)

  Purchases, including reinvestment of dividend distributions, and proceeds from sales of shares in the Portfolios of the Fund and of M Fund during 2000 were as follows:


              Portfolio                  Purchases       Sales
              ---------                 -----------  -------------
Large Cap Growth ....................   $19,723,408   $ 7,844,017
Active Bond .........................    18,574,025    18,239,873
International Equity Index ..........    10,754,542     7,288,968
Small Cap Growth ....................     9,625,296     4,810,154
Global Balanced .....................       223,702       300,260
Mid Cap Growth ......................    12,944,237     4,193,918
Large Cap Value .....................     4,776,481     2,450,981
Money Market ........................    33,484,878    33,567,470
Mid Cap Value .......................     2,622,367     1,809,547
Small/Mid Cap Growth ................     2,420,377     3,048,070
Real Estate Equity ..................     6,306,868     5,932,736
Growth & Income .....................    13,980,215    53,661,822
Managed .............................    12,842,692    23,264,222
Short-Term Bond .....................       295,488       341,769
Small Cap Equity ....................     2,051,864     1,116,374
International Opportunities .........     7,054,343     5,744,208
Equity Index ........................     7,092,160     1,669,197
Global Bond .........................       466,410       646,690
Turner Core Growth ..................       298,221       387,890
Brandes International Equity ........        93,206        27,282
Frontier Capital Appreciation .......       419,266       226,648
Emerging Markets Equity .............     6,693,159     5,547,822
International Opportunities II ......       368,019       169,819
Bond Index ..........................       473,412        51,591
Small/Mid Cap Core ..................       520,317       334,319
High Yield Bond .....................     1,585,215     1,338,221
Clifton Enhanced Capital App ........         4,954           914
Aim V.I. Value ......................            10            --
Fidelity VIP Growth .................             6            --
Fidelity Contrafund .................            --            --
Janus Aspen Global Tech .............         5,423            22
Janus Aspen Worldwide Gr. ...........         5,413            22
MFS New Discovery Series ............         8,149            33
Fundamental Growth ..................            --            --
Core Bond ...........................            --            --
American Leaders Large Cap Value ....            --            --
Large Cap Aggressive Growth .........            --            --
Templeton International .............            --            --

                 REPORT ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Policyholders of
John Hancock Variable Life Account U
 of John Hancock Variable Life Insurance Company

     We have audited the accompanying statement of assets and liabilities of John Hancock Variable Life Account U (the Account) (comprising, respectively, the Large Cap Growth, Sovereign Bond, International Equity Index, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth (formerly, Diversified Mid Cap Growth), Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Value, International Opportunities, Equity Index, Global Bond (formerly, Strategic
Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Global Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond and Enhanced U.S. Equity Subaccounts) as of December 31, 1999, and the related statements of operations and changes in net assets for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting John Hancock Variable Life Account U at December 31, 1999, the results of their operations and the changes in their net assets for each of the periods indicated, in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP
Boston, Massachusetts
February 11, 2000

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                      STATEMENT OF ASSETS AND LIABILITIES

                               December 31, 1999


                                                                         International
                                              Large Cap     Sovereign        Equity         Small Cap
                                                Growth         Bond           Index          Growth
                                              Subaccount    Subaccount     Subaccount      Subaccount
                                             ------------  ------------   -------------   ------------
Assets
Cash .....................................   $     18,374   $     31,159   $      3,363   $      1,196
Investments in shares of portfolios of
  John Hancock Variable Series Trust
 I, at value .............................    156,931,243    236,200,057     29,055,936     10,825,578
Policy loans and accrued interest
 receivable ..............................     20,131,090     56,920,743      2,843,104             --
Receivable from:
 John Hancock Variable Series Trust I ....        166,807         45,107         32,276         20,662
 M Fund Inc. .............................             --             --             --             --
                                             ------------  -------------   ------------   ------------
Total assets .............................    177,247,514    293,197,066     31,934,679     10,847,436
Liabilities
Payable to John
 Hancock Variable Life Insurance Company .        164,174         40,650         31,788         20,488
Asset charges payable ....................         21,008         35,617          3,852          1,370
                                             ------------  -------------   ------------   ------------
                                                  185,182         76,267         35,640         21,858
                                             ------------  -------------   ------------   ------------
Net assets ...............................   $177,062,332   $293,120,799   $ 31,899,039   $ 10,825,578
                                             ============   ============   ============   ============

                                                 International    Mid Cap     Large Cap       Money
                                                   Balanced       Growth        Value         Market
                                                  Subaccount    Subaccount    Subaccount    Subaccount
                                                  -----------   -----------   -----------   -----------
Assets
Cash ..........................................   $       133   $     2,329   $     1,091   $     4,680
Investments in shares of portfolios of John
 Hancock Variable Series Trust I, at value ....     1,177,232    20,852,255     9,553,293    62,519,986
Policy loans and accrued interest receivable ..            --            --            --    14,118,655
Receivable from:
 John Hancock Variable Series Trust I .........           970       103,804         6,237       159,443
 M Fund Inc. ..................................            --            --            --            --
                                                  -----------   -----------   -----------   -----------
Total assets ..................................     1,178,335    20,958,388     9,560,621    76,802,764
Liabilities
Payable to John Hancock Variable Life Insurance
 Company ......................................           950       103,466         6,081       158,266
Asset charges payable .........................           153         2,667         1,247         5,857
                                                  -----------   -----------   -----------   -----------
                                                        1,103       106,133         7,328       164,123
                                                  -----------   -----------   -----------   -----------
Net assets ....................................   $ 1,177,232   $20,852,255   $ 9,553,293   $76,638,641
                                                  ===========   ===========   ===========   ===========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               December 31, 1999


                                                                             Small/Mid
                                                                Mid Cap          Cap        Real Estate      Growth &
                                                                 Value         Growth         Equity         Income
                                                               Subaccount    Subaccount      Subaccount     Subaccount
                                                              ------------   -----------    ------------   ---------------
Assets
Cash ....................................................     $        589   $     1,386    $      1,428   $      132,575
Investments in shares of portfolios of John
 Hancock Variable Series Trust I, at value ..............        5,236,581    12,409,573      11,482,706    1,091,050,404
Policy loans and accrued interest receivable ............               --            --       1,895,766      187,689,150
Receivable from:
 John Hancock Variable Series Trust I ...................           27,820        34,285           1,966          333,111
 M Fund Inc. ............................................               --            --              --               --
                                                              ------------   -----------    ------------   --------------
Total assets ............................................        5,264,990    12,445,244      13,381,866    1,279,205,240
Liabilities
Payable to John Hancock Variable Life
 Insurance Company ......................................           27,735        34,083           1,758          314,139
Asset charges payable ...................................              675         1,588           1,636          151,547
                                                              ------------   -----------    ------------   --------------
Total liabilities .......................................           28,410        35,671           3,394          465,686
                                                              ------------   -----------    ------------   --------------
Net assets ..............................................     $  5,236,580   $12,409,573    $ 13,378,472   $1,278,739,554
                                                              ============   ===========    ============   ==============

                                                                    Short-Term    Small Cap    International
                                                     Managed           Bond        Value       Opportunities
                                                    Subaccount      Subaccount   Subaccount     Subaccount
                                                  ------------      ----------  ------------   -------------
Assets
Cash ..........................................   $     52,222    $       129   $       460   $         593
Investments in shares of portfolios of John
 Hancock Variable Series Trust I, at value ....    422,672,470      1,129,483     4,111,416       5,310,586
Policy loans and accrued interest receivable ..     77,400,280             --            --              --
Receivable from:
 John Hancock Variable  Series Trust I ........        123,268            218         2,954           5,072
 M Fund Inc. ..................................             --             --            --              --
                                                  ------------     ----------  ------------    ------------
Total assets ..................................    500,248,240      1,129,830     4,114,830       5,316,251
Liabilities
Payable to John Hancock Variable Life
  Insurance Company ...........................        115,790            199         2,887           4,985
Asset charges payable .........................         59,700            148           527             680
                                                  ------------     ----------  ------------    ------------
Total liabilities .............................        175,490            347         3,414           5,665
                                                  ------------     ----------  ------------    ------------
Net assets ....................................   $500,072,750    $ 1,129,483   $ 4,111,416    $  5,310,586
                                                  ============    ===========   ===========    ============

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               December 31, 1999


                                                                                  Turner        Brandes
                                                     Equity         Global         Core      International
                                                      Index          Bond         Growth        Equity
                                                   Subaccount     Subaccount    Subaccount    Subaccount
                                                   -----------   -----------   -----------   -----------
Assets
Cash ...........................................   $     2,517   $       216   $        60   $        65
Investments in shares of portfolios of John
 Hancock Variable Series Trust I, at value .....    22,117,624     1,882,675            --            --
Investments in shares of portfolios of M Fund
 Inc., at value ................................            --            --       536,192       588,128
Policy loans and accrued interest receivable ...            --            --            --            --
Receivable from:
 John Hancock Variable Series Trust I ..........        19,259            31            --            --
 M Fund Inc. ...................................            --            --             9            10
                                                   -----------   -----------   -----------   -----------
Total assets ...................................    22,139,400     1,882,922       536,261       588,203
Liabilities
Payable to John Hancock Variable Life Insurance
 Company .......................................        18,897            --            --            --
Asset charges payable ..........................         2,879           247            69            75
                                                   -----------   -----------   -----------   -----------
Total liabilities ..............................        21,776           247            69            75
                                                   -----------   -----------   -----------   -----------
Net assets .....................................   $22,117,624   $ 1,882,675   $   536,192   $   588,128
                                                   ===========   ===========   ===========   ===========

                                                       Frontier     Emerging
                                                       Capital      Markets      Global
                                                     Appreciation    Equity      Equity     Bond Index
                                                      Subaccount   Subaccount  Subaccount   Subaccount
                                                     ------------  ----------  ----------  ------------
Assets
Cash ..............................................   $     80     $     43     $     12     $     45
Investments in shares of portfolios of John Hancock
 Variable Series Trust I, at value ................         --      395,733      112,572      387,762
Investments in shares of portfolios of M Fund Inc.,
 at value .........................................    728,674           --           --           --
Policy loans and accrued interest receivable ......         --           --           --           --
Receivable from:
 John Hancock Variable Series Trust I .............         --        2,536            2        1,123
 M Fund Inc. ......................................         12           --           --           --
                                                      --------     --------     --------     --------
Total assets ......................................    728,766      398,312      112,586      388,930
Liabilities
Payable to John Hancock Variable Life Insurance
 Company ..........................................         --        2,529           --        1,116
Asset charges payable .............................         92           49           14           51
                                                      --------     --------     --------     --------
Total liabilities .................................         92        2,578           14        1,167
                                                      --------     --------     --------     --------
Net assets ........................................   $728,674     $395,734     $112,572     $387,763
                                                      ========     ========     ========     ========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                               December 31, 1999


                                          Small/Mid   High Yield    Enhanced
                                           Cap CORE      Bond      U.S. Equity
                                          Subaccount  Subaccount   Subaccount
                                          ----------  ----------  -------------
Assets
Cash ...................................   $      9     $     --     $      1
Investments in shares of portfolios of
 John Hancock Variable Series Trust I,
 at value ..............................     99,481       90,611           --
Investments in shares of portfolios of M
 Fund Inc., at value ...................         --           --       14,140
Policy loans and accrued interest
 receivable ............................         --           --           --
Receivable from:
 John Hancock Variable Series Trust I ..     16,714        1,478           --
 M Fund Inc. ...........................         --           --           --
                                           --------     --------     --------
Total assets ...........................    116,204       92,089       14,141
Liabilities
Payable to John Hancock Variable Life
 Insurance Company .....................     16,712        1,477           --
Asset charges payable ..................         11           11            2
                                           --------     --------     --------
Total liabilities ......................     16,723        1,488            2
                                           --------     --------     --------
Net assets .............................   $ 99,481     $ 90,601     $ 14,139
                                           ========     ========     ========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                            STATEMENT OF OPERATIONS

                     Years and periods ended December 31,

                                                  Large Cap Growth Subaccount              Sovereign Bond Subaccount
                                             ----------------------------------------  -----------------------------------------
                                                  1999         1998         1997          1999          1998           1997
                                             ------------  ------------  ------------  ------------   ------------  ------------
Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I .................................  $ 24,007,195  $ 11,641,271  $  7,675,850  $ 17,792,726   $ 19,685,096  $ 17,409,990
 M Fund Inc. ..............................            --            --            --            --             --            --
Interest income on policy loans ...........     1,211,333     1,008,607       875,892     4,084,783      4,027,376     3,926,698
                                             ------------  ------------  ------------  ------------   ------------  ------------
Total investment income ...................    25,218,528    12,649,878     8,551,742    21,877,509     23,712,472    21,336,688
Expenses:
 Mortality and expense risks ..............       828,714       624,665       480,057     1,643,861      1,624,615     1,514,127
                                             ------------  ------------  ------------  ------------   ------------  ------------
Net investment income .....................    24,389,814    12,025,213     8,071,685    20,233,648     22,087,857    19,822,561
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain ........................     4,239,424     3,520,199     4,216,904       192,098      1,600,539     1,088,488
 Net unrealized appreciation (depreciation)
  during the period .......................     1,727,703    18,509,310     7,920,403   (20,304,536)    (2,317,324)    2,987,952
                                             ------------  ------------  ------------  ------------   ------------  ------------
Net realized and unrealized gain (loss) on
 investments ..............................     5,967,127    22,029,509    12,137,307   (20,112,438)      (716,785)    4,076,440
                                             ------------  ------------  ------------  ------------   ------------  ------------
Net increase in net assets resulting from
 operations ...............................  $ 30,356,941  $ 34,054,722  $ 20,208,992  $    121,210   $ 21,371,072  $ 23,899,001
                                             ============  ============  ============  ============   ============  ============

                                                  International Equity Index Subaccount           Small Cap Growth Subaccount
                                                 ----------------------------------------   ---------------------------------------
                                                     1999          1998           1997          1999          1998           1997
                                                 -----------   -----------    -----------   -----------    ----------    ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ........   $   917,904   $ 3,394,842    $  840,616    $ 1,272,230    $       --    $      976
 M Fund Inc. .................................            --            --            --             --            --            --
Interest income on policy loans ..............       179,345       170,285       170,905             --            --            --
                                                 -----------   -----------    -----------   -----------    ----------    ----------
Total investment income ......................     1,097,249     3,565,127     1,011,521      1,272,230            --           976
Expenses:
 Mortality and expense risks .................       147,126       124,891       107,415         37,386        20,335        11,175
                                                 -----------   -----------    -----------   -----------    ----------    ----------
Net investment income (loss) .................       950,123     3,440,236       904,106      1,234,844       (20,335)      (10,199)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain ...........................       168,248       148,419       209,781        491,241        55,393        34,153
 Net unrealized appreciation
  (depreciation) during the period ...........     5,712,567       105,161    (2,036,425)     2,317,857       518,731       226,085
                                                 -----------   -----------    -----------   -----------    ----------    ----------
Net realized and unrealized gain
 (loss) on investments .......................     5,880,815       253,580    (1,826,644)     2,809,098       574,124       260,238
                                                 -----------   -----------    -----------   -----------    ----------    ----------
Net increase (decrease) in net
 assets resulting from operations ............   $ 6,830,938   $ 3,693,816    $ (922,538)   $ 4,043,942    $  553,789    $  250,039
                                                 ===========   ===========    ===========   ===========    ==========    ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                      Years and periods ended December 31,

                                                  International Balanced Subaccount         Mid Cap Growth Subaccount
                                              --------------------------------------    ------------------------------------
                                                 1999           1998         1997           1999        1998          1997
                                              ----------    ----------    ----------    ----------   ----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....   $   99,184    $   57,587    $   30,867    $2,117,559   $  461,919   $       --
 M Fund Inc. ..............................           --            --            --            --           --           --
Interest income on policy loans ...........           --            --            --            --           --           --
                                              ----------    ----------    ----------    ----------   ----------   ----------
Total investment income ...................       99,184        57,587        30,867     2,117,559      461,919           --
Expenses:
 Mortality and expense risks ..............        6,368         4,696         2,758        58,898       16,758        5,801
                                              ----------    ----------    ----------    ----------   ----------   ----------
Net investment income (loss) ..............       92,816        52,891        28,109     2,058,661      445,161       (5,801)
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................        4,711        (4,506)       12,000       773,222       73,958          394
 Net unrealized appreciation
  (depreciation) during the period ........      (38,997)       78,455       (41,999)    6,801,000      647,137      199,441
                                              ----------    ----------    ----------    ----------   ----------   ----------
Net realized and unrealized gain
 (loss) on investments ....................      (34,286)       73,949       (29,999)    7,574,222      721,095      199,835
                                              ----------    ----------    ----------    ----------   ----------   ----------
Net increase (decrease) in net
 assets resulting from operations .........   $   58,530    $  126,840    $   (1,890)   $9,632,883   $1,166,256   $  194,034
                                              ==========    ==========    ==========    ==========   ==========   ==========

                                                   Large Cap Value Subaccount              Money Market Subaccount
                                             --------------------------------------   ------------------------------------
                                                 1999         1998          1997         1999          1998         1997
                                             ----------    ----------    ----------   ----------   ----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ....   $  648,532    $  433,626    $  266,440   $2,943,852   $2,888,490   $2,746,662
 M Fund Inc. .............................           --            --            --           --           --           --
Interest income on policy loans ..........           --            --            --      985,509      973,241      957,390
                                             ----------    ----------    ----------   ----------   ----------   ----------
Total investment income ..................      648,532       433,626       266,440    3,929,361    3,861,731    3,704,052
Expenses:
 Mortality and expense risks .............       54,610        44,753        25,295      411,487      380,002      361,409
                                             ----------    ----------    ----------   ----------   ----------   ----------
Net investment income ....................      593,922       388,873       241,145    3,517,874    3,481,729    3,342,643
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain .......................      165,556       673,582       217,073           --           --           --
 Net unrealized appreciation
  (depreciation) during the period .......     (569,216)     (479,093)      532,936           --           --           --
                                             ----------    ----------    ----------   ----------   ----------   ----------
Net realized and unrealized gain
 (loss) on investments ...................     (403,660)      194,489       750,009           --           --           --
                                             ----------    ----------    ----------   ----------   ----------   ----------
Net increase in net assets resulting from
 operations ..............................   $  190,262    $  583,362    $  991,154   $3,517,874   $3,481,729   $3,342,643
                                             ==========    ==========    ==========   ==========   ==========   ==========

See accompanying notes.

                      JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                      Years and periods ended December 31,

                                                    Mid Cap Value Subaccount                Small/Mid Cap Growth Subaccount
                                              -----------------------------------------    ----------------------------------------
                                                  1999          1998           1997           1999           1998          1997
                                              -----------    -----------    -----------    -----------    -----------   -----------
Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I .................................   $    31,306    $    40,338    $   178,590    $ 1,903,687    $   217,686   $ 1,022,881
 M Fund Inc. ..............................            --             --             --             --             --            --
Interest income on policy loans ...........            --             --             --             --             --            --
                                              -----------    -----------    -----------    -----------    -----------   -----------
Total investment income ...................        31,306         40,338        178,590      1,903,687        217,686     1,022,881
Expenses:
 Mortality and expense risks ..............        29,798         23,760          6,329         69,847         63,334        54,469
                                              -----------    -----------    -----------    -----------    -----------   -----------
Net investment income .....................         1,508         16,578        172,261      1,833,840        154,352       968,412
Net realized and unrealized gain (loss) on
 investments:
 Net realized gain (loss) .................      (241,740)      (422,902)       121,152        (13,020)        56,968       533,297
 Net unrealized appreciation (depreciation)
  during the period .......................       469,537       (260,362)       (86,033)    (1,274,161)       334,213    (1,073,252)
                                              -----------    -----------    -----------    -----------    -----------   -----------
Net realized and unrealized gain (loss) on
 investments ..............................       227,797       (683,264)        35,119     (1,287,181)       391,181      (539,955)
                                              -----------    -----------    -----------    -----------    -----------   -----------
Net increase (decrease) in net assets
 resulting from operations ................   $   229,305    $  (666,686)   $   207,380    $   546,659    $   545,533   $   428,457
                                              ===========    ===========    ===========    ===========    ===========   ===========

                                                     Real Estate Equity Subaccount              Growth & Income Subaccount
                                             ------------------------------------------   ------------------------------------------
                                                 1999           1998           1997           1999           1998           1997
                                             ------------   ------------   ------------   ------------   ------------   ------------

Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I .................................  $    771,050   $    817,633   $    957,079   $124,750,392   $ 96,326,313   $ 99,799,718

 M Fund Inc. ..............................            --             --             --             --             --             --
Interest income on policy loans ...........       131,461        145,212        140,517     12,877,539     11,727,553     10,448,315
                                             ------------   ------------   ------------   ------------   ------------   ------------

Total investment income ...................       902,511        962,845      1,097,596    137,627,931    108,053,866    110,248,033

Expenses:
 Mortality and expense risks ..............        78,893         86,610         76,454      6,531,512      5,589,689      4,658,703
                                             ------------   ------------   ------------   ------------   ------------   ------------

Net investment income .....................       823,618        876,235      1,021,142    131,096,419    102,464,177    105,589,330

Net realized and unrealized gain (loss) on
 investments:
 Net realized gain ........................       123,591        442,876        551,925     22,802,197     22,835,488     16,543,458

 Net unrealized appreciation (depreciation)
  during the period .......................    (1,106,755)    (3,720,942)       447,661      7,687,109    112,457,395     67,250,127
                                             ------------   ------------   ------------   ------------   ------------   ------------

Net realized and unrealized gain (loss) on
 investments ..............................      (983,164)    (3,278,066)       999,586     30,489,306    135,292,883     83,793,585
                                             ------------   ------------   ------------   ------------   ------------   ------------

Net increase (decrease) in net assets
 resulting from operations ................  $   (159,546)  $ (2,401,831)  $  2,020,728   $161,585,725   $237,757,060   $189,382,915
                                             ============   ============   ============   ============   ============   ============


See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,


                                                           Managed Subaccount                     Short-Term Bond Subaccount
                                             ------------------------------------------   -----------------------------------------
                                                  1999          1998            1997           1999         1998            1997
                                             ------------   ------------   ------------   ------------   ------------   -----------
Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I ................................   $ 39,951,885   $ 37,907,821   $ 32,757,460   $     53,689   $     31,261   $    22,079
 M Fund Inc. .............................             --             --             --             --             --            --
Interest income on policy loans ..........      5,217,121      4,949,021      4,669,363             --             --            --
                                             ------------   ------------   ------------   ------------   ------------   -----------
Total investment income ..................     45,169,006     42,856,842     37,426,823         53,689         31,261        22,079
Expenses:
 Mortality and expense risks .............      2,636,085      2,381,406      2,111,314          5,065          3,052         2,202
                                             ------------   ------------   ------------   ------------   ------------   -----------
Net investment income ....................     42,532,921     40,475,436     35,315,509         48,624         28,209        19,877
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ...............      5,060,826      5,853,076      5,663,060         (3,107)         2,008           235
 Net unrealized appreciation
  (depreciation) during the period .......     (9,288,287)    24,834,482     16,843,903        (23,648)        (5,287)        1,405
                                             ------------   ------------   ------------   ------------   ------------   -----------
Net realized and unrealized gain
 (loss) on investments ...................     (4,227,461)    30,687,558     22,506,963        (26,755)        (3,279)        1,640
                                             ------------   ------------   ------------   ------------   ------------   -----------
Net increase in net assets resulting from
 operations ..............................   $ 38,305,460   $ 71,162,994   $ 57,822,472   $     21,869   $     24,930   $    21,517
                                             ============   ============   ============   ============   ============   ===========

                                                     Small Cap Value Subaccount       International Opportunities Subaccount
                                              --------------------------------------  --------------------------------------
                                                  1999          1998         1997         1999          1998         1997
                                              ----------    ----------    ----------  ------------   ----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I .................................   $   97,290    $   24,781    $  256,363    $  354,646   $   27,799   $   35,111
 M Fund Inc. ..............................           --            --            --            --           --           --
Interest income on policy loans ...........           --            --            --            --           --           --
                                              ----------    ----------    ----------    ----------   ----------   ----------
Total investment income ...................       97,290        24,781       256,363       354,646       27,799       35,111
Expenses:
 Mortality and expense risks ..............       24,661        23,711        10,530        24,257       19,481       11,575
                                              ----------    ----------    ----------    ----------   ----------   ----------
Net investment income .....................       72,629         1,070       245,833       330,389        8,318       23,536
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................     (217,582)       61,917       129,604       123,861       64,757       78,058
 Net unrealized appreciation
  (depreciation) during the period ........      (40,472)     (364,339)      (32,439)      839,140      339,709     (141,034)
                                              ----------    ----------    ----------    ----------   ----------   ----------
Net realized and unrealized gain
 (loss) on investments ....................     (258,054)     (302,422)       97,165       963,001      404,466      (62,976)
                                              ----------    ----------    ----------    ----------   ----------   ----------
Net increase (decrease) in net
 assets resulting from operations .........   $ (185,425)   $ (301,352)   $  342,998    $1,293,390   $  412,784   $  (39,440)
                                              ==========    ==========    ==========    ==========   ==========   ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,


                                                    Equity Index Subaccount                 Global Bond Subaccount
                                              ------------------------------------   -------------------------------------
                                                  1999         1998        1997          1999          1998         1997
                                              ----------   ----------   ----------   ----------    ----------   ----------
Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I .................................   $  921,698   $  367,284   $  220,686   $   91,316    $   62,244   $   84,597
 M Fund Inc. ..............................           --           --           --           --            --           --
Interest income on policy loans ...........           --           --           --           --            --           --
                                              ----------   ----------   ----------   ----------    ----------   ----------
Total investment income ...................      921,698      367,284      220,686       91,316        62,244       84,597
Expenses:
 Mortality and expense risks ..............      103,983       60,274       28,637        9,736         7,516        5,827
                                              ----------   ----------   ----------   ----------    ----------   ----------
Net investment income .....................      817,715      307,010      192,049       81,580        54,728       78,770
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................      471,802      132,619       38,987       (1,996)       32,917        5,891
 Net unrealized appreciation
  (depreciation) during the period ........    2,019,913    2,082,107    1,193,531     (126,001)       11,342       (3,195)
                                              ----------   ----------   ----------   ----------    ----------   ----------
Net realized and unrealized gain
 (loss) on investments ....................    2,491,715    2,214,726    1,232,518     (127,997)       44,259        2,696
                                              ----------   ----------   ----------   ----------    ----------   ----------
Net increase (decrease) in net
 assets resulting from operations .........   $3,309,430   $2,521,736   $1,424,567   $  (46,417)   $   98,987   $   81,466
                                              ==========   ==========   ==========   ==========    ==========   ==========

                                                Turner Core Growth Subaccount         Brandes International Equity Subaccount
                                             ----------------------------------       ---------------------------------------
                                               1999         1998         1997           1999           1998          1997
                                             --------     --------     --------       --------       --------       --------
Investment income:
Distributions received from:
 John Hancock Variable Series
  Trust I ................................   $     --     $     --     $     --       $     --       $     --       $     --
 M Fund Inc. .............................     38,038        5,535       11,090         18,453         13,237          2,278
Interest income on policy loans ..........         --           --           --             --             --             --
                                             --------     --------     --------       --------       --------       --------
Total investment income ..................     38,038        5,535       11,090         18,453         13,237          2,278
Expenses:
 Mortality and expense risks .............      2,102        1,022          505          1,904          1,143            746
                                             --------     --------     --------       --------       --------       --------
Net investment income ....................     35,936        4,513       10,585         16,549         12,094          1,532
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain .......................     44,245       14,364        3,166          7,704          1,184            133
 Net unrealized appreciation during
  the period .............................     37,727       49,605       12,370        119,400         15,813          2,674
                                             --------     --------     --------       --------       --------       --------
Net realized and unrealized gain on
 investments .............................     81,972       63,969       15,536        127,104         16,997          2,807
                                             --------     --------     --------       --------       --------       --------
Net increase in net assets resulting from
 operations ..............................   $117,908     $ 68,482     $ 26,121       $143,653       $ 29,091       $  4,339
                                             ========     ========     ========       ========       ========       ========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,


                                                   Frontier Capital Appreciation    Emerging Markets Equity         Global
                                                            Subaccount                    Subaccount          Equity Subaccount
                                                  ------------------------------   -------------------------  ------------------
                                                    1999       1998        1997        1999         1998*       1999      1998*
                                                  --------   --------    -------     --------       -----     -------    -------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I ..........  $     --   $     --    $    --     $ 13,510       $   1     $   508    $     1
 M Fund Inc. ...................................    20,787      1,888      8,986           --          --          --         --
Interest income on policy loans ................        --         --         --           --          --          --         --
                                                  --------   --------    -------     --------       -----     -------    -------
Total investment income ........................    20,787      1,888      8,986       13,510           1         508          1
Expenses:
 Mortality and expense risks ...................     3,019      2,096      1,464          720          --         267         --
                                                  --------   --------    -------     --------       -----     -------    -------
Net investment income (loss) ...................    17,768       (208)     7,522       12,790           1         241          1
Net realized and unrealized gain on investments:
 Net realized gain .............................    22,678     12,123      9,048        5,339          --         602          1
 Net unrealized appreciation (depreciation)
  during the period ............................   164,599    (17,930)    40,541       86,570          10      13,424         45
                                                  --------   --------    -------     --------       -----     -------    -------
Net realized and unrealized gain (loss) on
 investments ...................................   187,277     (5,807)    49,589       91,909          10      14,026         46
                                                  --------   --------    -------     --------       -----     -------    -------
Net increase (decrease) in net assets resulting
 from operations ..............................   $205,045   $ (6,015)   $57,111     $104,699       $  11     $14,267    $    47
                                                  ========   ========    =======     ========       =====     =======    =======

                                                                           Small/Mid                                Enhanced
                                                                           Cap CORE              High Yield       U.S. Equity
                                              Bond Index Subaccount       Subaccount           Bond Subaccount     Subaccount
                                              ---------------------   -------------------   --------------------  -----------
                                                1999        1998*       1999       1998*      1999        1998*       1999**
                                              --------    --------    --------   --------   --------    --------    ---------
Investment income:
Distributions received from:
 John Hancock Variable Series Trust I .....   $ 17,417    $    149    $  6,810   $     --   $  2,748    $     19    $      --
 M Fund Inc. ..............................         --          --          --         --         --          --        1,117
Interest income on policy loans ...........         --          --          --         --         --          --           --
                                              --------    --------    --------   --------   --------    --------    ---------
Total investment income ...................     17,417         149       6,810                 2,748          19        1,117
Expenses:
 Mortality and expense risks ..............      1,565           3         178         --        206           1            4
                                              --------    --------    --------   --------   --------    --------    ---------
Net investment income .....................     15,852         146       6,632         --      2,542          18        1,113
Net realized and unrealized gain
 (loss) on investments:
 Net realized gain (loss)  ................     (1,422)         (1)        252         --       (186)         --           91
 Net unrealized appreciation
  (depreciation) during the period ........    (22,820)       (196)      3,005          6       (511)        (26)        (879)
                                              --------    --------    --------   --------   --------    --------    ---------
Net realized and unrealized gain
 (loss) on investments ....................    (24,242)       (197)      3,257          6       (697)        (26)        (788)
                                              --------    --------    --------   --------   --------    --------    ---------
Net increase (decrease) in net
 assets resulting from operations .........   $ (8,390)   $    (51)   $  9,889   $      6   $  1,845    $     (8)   $     325
                                              ========    ========    ========   ========   ========    ========    =========

---------
*   From May 1, 1998 (commencement of operations).
**  From March 9, 1999 (commencement of operations).

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                      STATEMENTS OF CHANGES IN NET ASSETS

                     Years and periods ended December 31,


                                               Large Cap Growth Subaccount                   Sovereign Bond Subaccount
                                        ------------------------------------------   -------------------------------------------
                                            1999           1998           1997           1999           1998            1997
                                        ------------   ------------   ------------   ------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income ...............  $ 24,389,814   $ 12,025,213   $  8,071,685   $ 20,233,648   $ 22,087,857    $ 19,822,561
 Net realized gains ..................     4,239,424      3,520,199      4,216,904        192,098      1,600,539       1,088,488
 Net unrealized appreciation
  (depreciation) during the period ...     1,727,703     18,509,310      7,920,403    (20,304,536)    (2,317,324)      2,987,952
                                        ------------   ------------   ------------   ------------   ------------    ------------
Net increase in net assets resulting
 from operations .....................    30,356,941     34,054,722     20,208,992        121,210     21,371,072      23,899,001
From policyholder transactions:
 Net premiums from policyholders .....    37,307,814     21,681,632     18,819,133     26,114,799     32,901,747      31,136,450
 Net benefits to policyholders .......   (25,817,420)   (21,510,240)   (19,915,971)   (35,577,616)   (39,577,750)    (39,506,771)
 Net increase (decrease) in policy
  loans ..............................            --      2,561,877        (41,068)            --      1,607,456       1,612,490
                                        ------------   ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions .......................     11,490,394      2,733,269     (1,137,906)    (9,462,817)    (5,068,547)     (6,757,831)
                                        ------------   ------------   ------------   ------------   ------------    ------------
Net increase (decrease) in net
 assets .............................     41,847,335     36,787,991     19,071,086     (9,341,607)    16,302,525      17,141,170
Net assets at beginning of
 period . ...........................    135,214,997     98,427,006     79,355,920    302,462,406    286,159,881     269,018,711
                                        ------------   ------------   ------------   ------------   ------------    ------------
Net assets at end of period .........   $177,062,332   $135,214,997   $ 98,427,006   $293,120,799   $302,462,406    $286,159,881
                                        ============   ============   ============   ============   ============    ============

                                         International Equity Index Subaccount         Small Cap Growth Subaccount
                                        ---------------------------------------   --------------------------------------
                                           1999          1998          1997          1999          1998          1997
                                        -----------   -----------   -----------   -----------   ----------    ----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ........  $   950,123   $ 3,440,236   $   904,106   $ 1,234,844   $  (20,335)   $  (10,199)
 Net realized gains ..................      168,248       148,419       209,781       491,241       55,393        34,153
 Net unrealized appreciation
  (depreciation) during the period ...    5,712,567       105,161    (2,036,425)    2,317,857      518,731       226,085
                                        -----------   -----------   -----------   -----------   ----------    ----------
Net increase (decrease) in net assets
 resulting from operations ...........    6,830,938     3,693,816      (922,538)    4,043,942      553,789       250,039
From policyholder transactions:
 Net premiums from policyholders .....    7,373,967     6,549,988     6,398,146     4,316,218    2,382,203     1,906,439
 Net benefits to policyholders .......   (6,834,914)   (5,210,982)   (4,052,306)   (2,206,402)    (998,381)     (626,114)
 Net increase in policy loans ........           --        86,200        41,466            --           --            --
                                        -----------   -----------   -----------   -----------   ----------    ----------
Net increase in net assets resulting
 from policyholder transactions ......      539,053     1,425,206     2,387,306     2,109,816    1,383,822     1,280,325
                                        -----------   -----------   -----------   -----------   ----------    ----------
Net increase in net assets ...........    7,369,991     5,119,022     1,464,768     6,153,758    1,937,611     1,530,364
Net assets at beginning of
 period ..............................   24,529,048    19,410,026    17,945,258     4,671,820    2,734,209     1,203,845
                                        -----------   -----------   -----------   -----------   ----------    ----------
Net assets at end of period ..........  $31,899,039   $24,529,048   $19,410,026   $10,825,578   $4,671,820    $2,734,209
                                        ===========   ===========   ===========   ===========   ==========    ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,


                                               International Balanced Subaccount              Mid Cap Growth Subaccount
                                            ---------------------------------------   -------------------------------------------
                                               1999          1998          1997           1999           1998            1997
                                            -----------   -----------   -----------   ------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ............  $    92,816   $    52,891   $    28,109   $  2,058,661   $    445,161    $     (5,801)
 Net realized gains (losses) .............        4,711        (4,506)       12,000        773,222         73,958             394
 Net unrealized appreciation
  (depreciation) during the period .......      (38,997)       78,455       (41,999)     6,801,000        647,137         199,441
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from operations ...............       58,530       126,840        (1,890)     9,632,883      1,166,256         194,034
From policyholder transactions:
 Net premiums from policyholders .........      377,958       341,482       602,033      8,941,124      3,164,065       1,031,218
 Net benefits to policyholders ...........     (131,331)     (310,766)     (102,953)    (2,937,257)      (612,975)       (294,344)
 Net increase in policy loans ............           --            --            --             --             --              --
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net increase in net assets resulting from
 policyholder transactions ...............      246,627        30,716       499,080      6,003,867      2,551,090         736,874
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net increase in net assets ...............      305,157       157,556       497,190     15,636,750      3,717,346         930,908
Net assets at beginning of period ........      872,075       714,519       217,329      5,215,505      1,498,159         567,251
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net assets at end of period ..............  $ 1,177,232   $   872,075   $   714,519   $ 20,852,255   $  5,215,505    $  1,498,159
                                            ===========   ===========   ===========   ============   ============    ============

                                                  Large Cap Value Subaccount                   Money Market Subaccount
                                            ---------------------------------------   -------------------------------------------
                                               1999          1998          1997           1999           1998            1997
                                            -----------   -----------   -----------   ------------   ------------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income ...................  $   593,922   $   388,873   $   241,145   $  3,517,874   $  3,481,729    $  3,342,641
 Net realized gains ......................      165,556       673,582       217,073             --             --              --
 Net unrealized appreciation
  (depreciation) during the period .......     (569,216)     (479,093)      532,936             --             --              --
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net increase in net assets resulting from
 operations ..............................      190,262       583,362       991,154      3,517,874      3,481,729       3,342,641
From policyholder transactions:
 Net premiums from policyholders .........    3,166,658     4,214,076     3,739,319     33,694,123     24,612,731      19,023,054
 Net benefits to policyholders ...........   (1,903,017)   (3,212,048)   (1,140,574)   (30,672,090)   (24,024,723)    (20,817,572)
 Net increase in policy loans ............           --            --            --             --        421,166         390,775
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions ............................    1,263,641     1,002,028     2,598,745      3,022,033      1,009,174      (1,403,743)
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net increase in net assets ...............    1,453,903     1,585,390     3,589,899      6,539,907      4,490,903       1,938,898
Net assets at beginning of period ........    8,099,390     6,514,000     2,924,101     70,098,734     65,607,831      63,668,933
                                            -----------   -----------   -----------   ------------   ------------    ------------
Net assets at end of period .............   $ 9,553,293   $ 8,099,390   $ 6,514,000   $ 76,638,641   $ 70,098,734    $ 65,607,831
                                            ===========   ===========   ===========   ============   ============    ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,


                                                Mid Cap Value Subaccount                  Small/Mid Cap Growth Subaccount
                                         ---------------------------------------   ----------------------------------------------
                                            1999          1998          1997           1999            1998             1997
                                         -----------   -----------   -----------   -------------   -------------    -------------
Increase (decrease) in net assets from
 operations:
 Net investment income ................  $     1,508   $    16,578   $   172,261   $   1,833,840   $     154,352    $     968,412
 Net realized gains (losses) ..........     (241,740)     (422,902)      121,152         (13,020)         56,968          533,297
 Net unrealized appreciation
  (depreciation) during the period ....      469,537      (260,362)      (86,033)     (1,274,161)        334,213       (1,073,252)
                                         -----------   -----------   -----------   -------------   -------------    -------------
Net increase (decrease) in net assets
 resulting from operations ............      229,305      (666,686)      207,380         546,659         545,533          428,457
From policyholder transactions:
 Net premiums from policyholders ......    1,886,594     5,997,691     2,070,644       3,493,643       3,953,326        6,338,416
 Net benefits to policyholders ........   (1,745,112)   (2,912,034)     (190,430)     (3,105,108)     (3,311,846)      (3,379,629)
 Net increase in policy loans .........           --            --            --              --              --               --
                                         -----------   -----------   -----------   -------------   -------------    -------------
Net increase in net assets resulting
 from policyholder transactions .......      141,482     3,085,657     1,880,214         388,535         641,480        2,958,787
                                         -----------   -----------   -----------   -------------   -------------    -------------
Net increase in net assets ............      370,787     2,418,971     2,087,594         935,194       1,187,013        3,387,244
Net assets at beginning of period .....    4,865,793     2,446,822       359,228      11,474,379      10,287,366        6,900,122
                                         -----------   -----------   -----------   -------------   -------------    -------------
Net assets at end of period ...........  $ 5,236,580   $ 4,865,793   $ 2,446,822   $  12,409,573   $  11,474,379    $  10,287,366
                                         ===========   ===========   ===========   =============   =============    =============

                                            Real Estate Equity Subaccount                  Growth & Income Subaccount
                                       ---------------------------------------   ------------------------------------------------
                                          1999          1998          1997            1999             1998             1997
                                       -----------   -----------   -----------   --------------   --------------    -------------
Increase (decrease) in net assets
 from operations:
 Net investment income ..............  $   823,618   $   876,235   $ 1,021,142   $  131,096,419   $  102,464,177    $ 105,589,330
 Net realized gains .................      123,591       442,876       551,925       22,802,197       22,835,488       16,543,458
 Net unrealized appreciation
  (depreciation) during the period ..   (1,106,755)   (3,720,942)      447,661        7,687,109      112,457,395       67,250,127
                                       -----------   -----------   -----------   --------------   --------------    -------------
Net increase (decrease) in net assets
 resulting from operations ..........     (159,546)   (2,401,831)    2,020,728      161,585,725      237,757,060      189,382,915
From policyholder transactions:
 Net premiums from policyholders ....    2,304,591     6,295,255     7,786,904      101,973,160       92,955,980       86,308,294
 Net benefits to policyholders ......   (3,311,591)   (5,507,305)   (5,481,110)    (133,701,210)    (134,661,151)    (115,839,460)
 Net increase (decrease) in policy
  loans. ............................           --       (83,216)      265,517               --       18,165,114       18,568,293
                                       -----------   -----------   -----------   --------------   --------------    -------------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions. ......................   (1,007,000)      704,734     2,571,311      (31,728,050)     (23,540,057)     (10,962,873)
                                       -----------   -----------   -----------   --------------   --------------    -------------
Net increase (decrease) in net assets   (1,166,546)   (1,697,097)    4,592,039      129,857,675      214,217,003      178,420,042
Net assets at beginning of period ...   14,545,018    16,242,115    11,650,076    1,148,881,879      934,664,876      756,244,834
                                       -----------   -----------   -----------   --------------   --------------    -------------
Net assets at end of period .........  $13,378,472   $14,545,018   $16,242,115   $1,278,739,554   $1,148,881,879    $ 934,664,876
                                       ===========   ===========   ===========   ==============   ==============    =============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,

                                                     Managed Subaccount                    Short-Term Bond Subaccount
                                         ------------------------------------------   --------------------------------------
                                             1999           1998           1997          1999          1998          1997
                                         ------------   ------------   ------------   -----------   -----------    ---------
Increase (decrease) in net assets from
 operations:
 Net investment income ................  $ 42,532,921   $ 40,475,436   $ 35,315,509   $    48,624   $    28,209    $  19,877
 Net realized gains (losses) ..........     5,060,826      5,853,076      5,663,060        (3,107)        2,008          235
 Net unrealized appreciation
  (depreciation) during the period ....    (9,288,287)    24,834,482     16,843,903       (23,648)       (5,287)       1,405
                                         ------------   ------------   ------------   -----------   -----------    ---------
Net increase (decrease) in net assets
 resulting from operations ............    38,305,460     71,162,994     57,822,472        21,869        24,930       21,517
From policyholder transactions:
 Net premiums from policyholders ......    44,546,082     40,631,684     40,318,523       690,849       435,150      278,114
 Net benefits to policyholders ........   (55,332,758)   (55,447,667)   (54,498,285)     (178,124)     (274,762)    (218,771)
 Net increase in policy loans .........            --      5,379,590      4,761,829            --            --           --
                                         ------------   ------------   ------------   -----------   -----------    ---------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions..........................   (10,786,676)    (9,436,393)    (9,417,933)      512,725       160,388       59,343
                                         ------------   ------------   ------------   -----------   -----------    ---------
Net increase in net assets ............    27,518,784     61,726,601     48,404,539       534,594       185,318       80,860
Net assets at beginning of period .....   472,553,966    410,827,365    362,422,826       594,889       409,571      328,711
                                         ------------   ------------   ------------   -----------   -----------    ---------
Net assets at end of period ...........  $500,072,750   $472,553,966   $410,827,365   $ 1,129,483   $   594,889    $ 409,571
                                         ------------   ------------   ------------   -----------   -----------    ---------

                                               Small Cap Value Subaccount         International Opportunities Subaccount
                                         --------------------------------------   ---------------------------------------
                                            1999          1998          1997         1999          1998           1997
                                         -----------   -----------   ----------   -----------   -----------    ----------
Increase (decrease) in net assets from
 operations:
 Net investment income ................  $    72,629   $     1,070   $  245,833   $   330,389   $     8,318    $   23,536
 Net realized gains (losses) ..........     (217,582)       61,917      129,604       123,861        64,757        78,058
 Net unrealized appreciation
  (depreciation) during the period ....      (40,472)     (364,359)     (32,439)      839,140       339,709      (141,034)
                                         -----------   -----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from operations ............     (185,425)     (301,372)     342,998     1,293,390       412,784       (39,440)
From policyholder transactions:
 Net premiums from policyholders ......    1,446,109     2,644,808    2,466,836     1,632,955     2,203,753     1,969,364
 Net benefits to policyholders ........   (1,547,128)   (1,288,464)    (358,679)   (1,315,539)   (1,443,700)     (709,490)
 Net increase in policy loans .........           --            --           --            --            --            --
                                         -----------   -----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions. ........................     (101,019)    1,356,344    2,108,157       317,416       760,053     1,259,874
                                         -----------   -----------   ----------   -----------   -----------    ----------
Net increase (decrease) in net assets       (286,444)    1,054,972    2,451,155     1,610,806     1,172,837     1,220,434
Net assets at beginning of period .....    4,397,860     3,342,888      891,733     3,699,780     2,526,943     1,306,509
                                         -----------   -----------   ----------   -----------   -----------    ----------
Net assets at end of period ...........  $ 4,111,416   $ 4,397,860   $3,342,888   $ 5,310,586   $ 3,699,780    $2,526,943
                                         ===========   ===========   ==========   ===========   ===========    ==========

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,

                                                         Equity Index Subaccount                  Global Bond Subaccount
                                                  --------------------------------------   --------------------------------------
                                                     1999          1998          1997         1999         1998           1997
                                                  -----------   -----------   ----------   ----------   -----------    ----------
Increase (decrease) in net assets from
 operations:
 Net investment income .........................  $   817,715   $   307,010   $  192,049   $   81,580   $    54,728    $   78,770
 Net realized gains (losses) ...................      471,802       132,619       38,987       (1,996)       32,917         5,891
 Net unrealized appreciation (depreciation)
  during the period ............................    2,019,913     2,082,107    1,193,531     (126,001)       11,342        (3,195)
                                                  -----------   -----------   ----------   ----------   -----------    ----------
Net increase (decrease) in net assets resulting
 from operations ...............................    3,309,430     2,521,736    1,424,567      (46,417)       98,987        81,466
From policyholder transactions:
 Net premiums from policyholders ...............    7,762,529     4,632,113    6,068,371    1,115,699       798,933       807,985
 Net benefits to policyholders .................   (2,563,485)   (1,120,852)    (260,531)    (292,075)   (1,158,109)     (201,240)
 Net increase in policy loans ..................           --            --           --           --            --            --
                                                  -----------   -----------   ----------   ----------   -----------    ----------
Net increase (decrease) in net assets resulting
 from policyholder transactions ................    5,199,044     3,511,261    5,807,840      823,624      (359,176)      606,745
                                                  -----------   -----------   ----------   ----------   -----------    ----------
Net increase (decrease) in net assets ..........    8,508,474     6,032,997    7,232,407      777,207      (260,189)      688,211
Net assets at beginning of period ..............   13,609,150     7,576,153      343,746    1,105,468     1,365,657       677,446
                                                  -----------   -----------   ----------   ----------   -----------    ----------
Net assets at end of period ....................  $22,117,624   $13,609,150   $7,576,153   $1,882,675   $ 1,105,468    $1,365,657
                                                  ===========   ===========   ==========   ==========   ===========    ==========

                                                Turner Core Growth Subaccount     Brandes International Equity Subaccount
                                            -----------------------------------   ---------------------------------------
                                               1999        1998          1997        1999          1998           1997
                                            ---------    ---------    ---------    ---------    ---------    ------------
Increase (decrease) in net assets from
 operations:
 Net investment income ..................   $  35,936    $   4,513    $  10,585    $  16,549    $  12,094    $      1,532
 Net realized gains .....................      44,245       14,364        3,166        7,704        1,184             133
 Net unrealized appreciation during
  the period ............................      37,727       49,605       12,370      119,400       15,813           2,674
                                            ---------    ---------    ---------    ---------    ---------    ------------
Net increase in net assets resulting from
 operations .............................     117,908       68,482       26,121      143,653       29,091           4,339
From policyholder transactions:
 Net premiums from policyholders ........     240,351      203,590       91,440      239,618       55,021         146,796
 Net benefits to policyholders ..........    (136,661)     (77,651)      (9,878)     (29,520)     (10,341)        (34,985)
 Net increase in policy loans ...........          --           --           --           --           --              --
                                            ---------    ---------    ---------    ---------    ---------    ------------
Net increase in net assets resulting from
 policyholder transactions ..............     103,690      125,939       81,562      210,098       44,680         111,811
                                            ---------    ---------    ---------    ---------    ---------    ------------
Net increase in net assets ..............     221,598      194,421      107,683      353,751       73,771         116,150
Net assets at beginning of period .......     314,594      120,173       12,490      234,377      160,606          44,456
                                            ---------    ---------    ---------    ---------    ---------    ------------
Net assets at end of period .............   $ 536,192    $ 314,594    $ 120,173    $ 588,128    $ 234,377    $    160,606
                                            =========    =========    =========    =========    =========    ============

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                     Years and periods ended December 31,


                                                 Frontier Capital           Emerging Markets Equity         Global
                                              Appreciation Subaccount             Subaccount          Equity Subaccount
                                          -------------------------------   ------------------------  ---------------------
                                            1999       1998        1997        1999         1998*        1999       1998*
                                          ---------  ----------  ---------  ------------  ----------  ---------  ----------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ..........  $  17,768  $     (208) $   7,522  $     12,790  $        1  $     241  $        1
 Net realized gains ....................     22,678      12,123      9,048         5,339          --        602           1
 Net unrealized appreciation
  (depreciation) during the
  period ...............................    164,599     (17,930)    40,541        86,570          10     13,424          45
                                          ---------  ----------  ---------  ------------  ----------  ---------  ----------
Net increase (decrease) in net assets
 resulting from operations .............    205,045      (6,015)    57,111       104,699          11     14,267          47
From policyholder transactions:
 Net premiums from
  policyholders ........................    255,268     128,779    327,804       433,406       2,018    108,420         915
 Net benefits to policyholders .........    (89,136)   (146,083)   (47,276)     (144,400)         --    (11,064)        (13)
 Net increase in policy loans ..........         --          --         --            --          --         --          --
                                          ---------  ----------  ---------  ------------  ----------  ---------  ----------
Net increase (decrease) in net assets
 resulting from policyholder
 transactions. .........................    166,132     (17,304)   280,528       289,006       2,018     97,356         902
                                          ---------  ----------  ---------  ------------  ----------  ---------  ----------
Net increase (decrease) in net assets ..    371,177     (23,319)   337,639       393,705       2,029    111,623         949
Net assets at beginning of period ......    357,497     380,816     43,177         2,029           0        949           0
                                          ---------  ----------  ---------  ------------  ----------  ---------  ----------
Net assets at end of period  ...........  $728,674   $  357,497  $ 380,816  $    395,734  $    2,029  $ 112,572  $      949
                                          ========   ==========  =========  ============  ==========  =========  ==========

                                                                                                               Enhanced U.S.
                                                                        Small/Mid            High Yield           Equity
                                          Bond Index Subaccount    Cap Core Subaccount     Bond Subaccount      Subaccount
                                          ----------------------   --------------------   -----------------   ---------------
                                             1999        1998*       1999        1998*      1999     1998*        1999**
                                          -----------  ----------  ----------  ---------  ---------  -------  ---------------
Increase (decrease) in net assets from
 operations:
 Net investment income (loss) ..........  $    15,852  $      146  $    6,632  $      --  $   2,542  $    18    $       1,113
 Net realized gains (losses) ...........       (1,422)         (1)        252         --       (186)      --               91
 Net unrealized appreciation
  (depreciation) during the
  period ...............................      (22,820)       (196)      3,005          6       (511)     (26)            (879)
                                          -----------  ----------  ----------  ---------  ---------  -------    -------------
Net increase (decrease) in net assets
 resulting from operations .............       (8,390)        (51)      9,889          6      1,845       (8)             325
From policyholder transactions:
 Net premiums from
  policyholders ........................      412,326      10,254      97,385        104     98,955    2,887           13,814
 Net benefits to policyholders .........      (26,307)        (69)     (7,901)        (2)   (13,078)      --               --
 Net increase in policy loans ..........           --          --          --         --         --       --               --
                                          -----------  ----------  ----------  ---------  ---------  -------    -------------
Net increase in net assets resulting
 from policyholder transactions ........      386,019      10,185      89,484        102     85,877    2,887           13,814
                                          -----------  ----------  ----------  ---------  ---------  -------    -------------
Net increase in net assets .............      377,629      10,134      99,373        108     87,722    2,879           14,139
Net assets at beginning of period ......       10,134           0         108          0      2,879        0                0
                                          -----------  ----------  ----------  ---------  ---------  -------    -------------
Net assets at end of period ............  $   387,763  $   10,134  $   99,481  $     108  $  90,601  $ 2,879    $      14,139
                                          ===========  ==========  ==========  =========  =========  =======    =============

---------
*  From May 1, 1998 (commencement of operations).
** From March 9, 1999 (commencement of operations).

See accompanying notes.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

1.   Organization

     John Hancock Variable Life Account U (the Account) is a separate investment account of John Hancock Variable Life Insurance Company (JHVLICO), a wholly-owned subsidiary of John Hancock Mutual Life Insurance Company (John Hancock). The Account was formed to fund variable life insurance policies (Policies) issued by JHVLICO. The Account is operated as a unit investment trust registered under the Investment Company Act of 1940, as amended, and currently consists of twenty-seven subaccounts. The assets of each subaccount are invested exclusively in shares of a corresponding Portfolio of John Hancock Variable Series Trust I (the Fund) or of M Fund Inc. (M Fund). New subaccounts may be added as new Portfolios are added to the Fund or to M Fund, or as other investment options are developed and made available to policyholders. The twenty-seven Portfolios of the Fund and M Fund which are currently available are the Large Cap Growth, Sovereign Bond, International Equity Index, Small Cap Growth, International Balanced, Mid Cap Growth, Large Cap Value, Money Market, Mid Cap Value, Small/Mid Cap Growth (formerly, Diversified Mid Cap Growth), Real Estate Equity, Growth & Income, Managed, Short-Term Bond, Small Cap Value, International Opportunities, Equity Index, Global Bond (formerly, Strategic
Bond), Turner Core Growth, Brandes International Equity, Frontier Capital Appreciation, Emerging Markets Equity, Global Equity, Bond Index, Small/Mid Cap CORE, High Yield Bond, and Enhanced U.S. Equity Portfolios. Each Portfolio has a different investment objective.

     The net assets of the Account may not be less than the amount required under state insurance law to provide for death benefits (without regard to the minimum death benefit guarantee) and other policy benefits. Additional assets are held in JHVLICO's general account to cover the contingency that the guaranteed minimum death benefit might exceed the death benefit which would have been payable in the absence of such guarantee.

     The assets of the Account are the property of JHVLICO. The portion of the Account's assets applicable to the policies may not be charged with liabilities arising out of any other business JHVLICO may conduct.

2.   Significant accounting policies

 Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Valuation of Investments

     Investment in shares of the Fund and of M Fund are valued at the reported net asset values of the respective Portfolios. Investment transactions are recorded on the trade date. Dividend income is recognized on the ex-dividend date. Realized gains and losses on sales of underlying portfolio shares are determined on the basis of identified cost.

 Federal Income Taxes

     The operations of the Account are included in the federal income tax return of JHVLICO, which is taxed as a life insurance company under the Internal Revenue Code. JHVLICO has the right to charge the Account any federal income taxes, or provision for federal income taxes, attributable to the operations of the Account or to the policies funded in the Account. Currently, JHVLICO does not make a charge for income or other taxes. Charges for state and local taxes, if any, attributable to the Account may also be made.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

 Expenses

     JHVLICO assumes mortality and expense risks of the variable life insurance policies for which asset charges are deducted at an annual rate of .50% of net assets (excluding policy loans) of the Account. Additionally, a monthly charge at varying levels for the cost of extra insurance is deducted from the net assets of the Account.

     JHVLICO makes certain deductions for administrative expenses and state premium taxes from premium payments before amounts are transferred to the Account. With respect to the single premium policy, during the first nine years after policy issue, JHVLICO assesses a contingent deferred sales charge at varying levels in the event of early surrender of the variable life insurance policy.

 Policy Loans

     Policy loans represent outstanding loans plus accrued interest. Interest is accrued (net of a charge for policy loan administration determined at an annual rate of .75% of the aggregate amount of policyowner indebtedness) and compounded daily.

3.   Transactions with Affiliates

     John Hancock acts as the distributor, principal underwriter and investment advisor for the Fund. Certain officers of the Account are officers and directors of JHVLICO, the Fund or John Hancock.

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

4.   Details of Investments

     The details of the shares owned and cost and value of investments in the Portfolios of the Fund and of M Fund at December 31, 1999 are as follows:


          Portfolio             Shares Owned      Cost           Value
          ---------             ------------  ------------   ---------------
Large Cap Growth .............    5,741,593   $120,709,045   $  156,931,243
Sovereign Bond ...............   25,890,030    250,666,359      236,200,057
International Equity Index ...    1,479,056     24,178,244       29,055,936
Small Cap Growth .............      566,326      7,786,928       10,825,578
International Balanced .......      109,967      1,176,141        1,177,232
Mid Cap Growth ...............      713,403     13,208,576       20,852,255
Large Cap Value ..............      708,140      9,871,242        9,553,293
Money Market .................    6,251,999     62,519,986       62,519,986
Mid Cap Value ................      409,851      5,090,205        5,236,581
Small/Mid Cap Growth .........      884,190     13,682,215       12,409,573
Real Estate Equity ...........    1,000,760     13,989,522       11,482,706
Growth & Income ..............   54,521,668    796,471,840    1,091,050,404
Managed ......................   27,360,590    363,175,625      422,672,470
Short-Term Bond ..............      116,179      1,157,416        1,129,483
Small Cap Value ..............      376,603      4,498,794        4,111,416
International Opportunities ..      350,017      4,215,384        5,310,586
Equity Index .................    1,081,124     16,808,530       22,117,624
Global Bond ..................      191,740      1,993,841        1,882,675
Turner Core Growth ...........       23,384        436,035          536,192
Brandes International Equity .       37,895        449,896          588,128
Frontier Capital Appreciation.       34,502        539,359          728,674
Emerging Markets Equity ......       32,273        309,153          395,733
Global Equity ................        9,277         99,103          112,572
Bond Index ...................       41,614        410,779          387,762
Small/Mid Cap CORE ...........       10,135         96,470           99,481
High Yield Bond ..............       10,083         91,148           90,611
Enhanced U.S. Equity .........          674         15,019           14,140

                     JOHN HANCOCK VARIABLE LIFE ACCOUNT U

  Purchases, including reinvestment of dividend distributions, and proceeds from the sales of shares in the Portfolios of the Fund and of M Fund during 1999, were as follows:


             Portfolio                 Purchases        Sales
             ---------                ------------   ------------
Large Cap Growth ..................   $ 40,147,156   $  8,250,657
Sovereign Bond ....................     27,217,744     17,748,511
International Equity Index ........      4,421,148      3,377,977
Small Cap Growth ..................      4,824,260      1,479,601
International Balanced ............        640,162        300,719
Mid Cap Growth ....................      9,490,182      1,427,655
Large Cap Value ...................      2,984,422      1,126,859
Money Market ......................     21,519,371     15,378,894
Mid Cap Value .....................      1,426,492      1,283,502
Small/Mid Cap Growth ..............      3,998,048      1,775,674
Real Estate Equity ................      1,670,570      1,772,028
Growth & Income ...................    133,888,047     52,458,290
Managed ...........................     46,301,140     19,231,354
Short-Term Bond ...................        682,313        120,964
Small Cap Value ...................      1,054,005      1,082,396
International Opportunities .......      1,758,914      1,111,110
Equity Index ......................      7,177,051      1,160,291
Global Bond .......................      1,188,656        283,452
Turner Core Growth ................        279,803        140,177
Brandes International Equity ......        255,671         29,025
Frontier Capital Appreciation .....        401,413        217,513
Emerging Markets Equity ...........        454,479        152,683
Global Equity .....................        107,485          9,888
Bond Index ........................        429,057         27,186
Small/Mid Cap CORE ................        106,540         10,425
High Yield Bond ...................         99,666         11,238
Enhanced U.S. Equity ..............         26,361         11,432

                  ALPHABETICAL INDEX OF KEY WORDS AND PHRASES


     This index should help you locate more information about many of the important concepts in this prospectus.

Key Word or Phrase                                                      Page

Account ..............................................................   33
account value ........................................................    9
Additional Sum Insured ...............................................   17
asset-based risk charge ..............................................   10
asset rebalancing ....................................................   15
attained age .........................................................   10
Basic Sum Insured ....................................................   17
beneficiary ..........................................................   44
business day .........................................................   34
changing Option A or B ...............................................   20
changing the Total Sum Insured .......................................   20
charges ..............................................................    9
Code .................................................................   40
cost of insurance rates ..............................................   10
date of issue ........................................................   35
death benefit ........................................................    5
deductions ...........................................................    9
dollar cost averaging ................................................   15
expenses of the Trusts ...............................................   11
fixed investment option ..............................................   34
full surrender .......................................................   15
funds ................................................................    2
grace period .........................................................    8
guaranteed death benefit feature .....................................    7
Guaranteed Death Benefit Premium .....................................    7
insurance charge .....................................................   10
insured person .......................................................    5
investment options ...................................................    1
JHVLICO ..............................................................   33
lapse ................................................................    7
loan .................................................................   16
loan interest ........................................................   16
Maximum Monthly Benefit ..............................................   19
maximum premiums .....................................................    6
Minimum Initial Premium ..............................................   34
minimum insurance amount .............................................   17
minimum premiums .....................................................    6
modified endowment ...................................................   41
monthly deduction date ...............................................   35
Option A; Option B ...................................................   17
optional benefits charge .............................................   10
owner ................................................................    5
partial withdrawal ...................................................   15
partial withdrawal charge ............................................   11
payment options ......................................................   21
Planned Premium ......................................................    6
policy anniversary ...................................................   35
policy year ..........................................................   35
premium; premium payment .............................................    5
prospectus ...........................................................    2
receive; receipt .....................................................   24
reinstate; reinstatement .............................................    8
sales charges ........................................................    9
SEC ..................................................................    2
Separate Account U ...................................................   33
Servicing Office .....................................................    2
special loan account .................................................   16
subaccount ...........................................................   33
surrender ............................................................    5
surrender value ......................................................   15
Target Premium .......................................................    9
tax considerations ...................................................   40
telephone transactions ...............................................   24
Total Sum Insured ....................................................   17
transfers of account value ...........................................   14
Trusts ...............................................................    2
variable investment options ..........................................    1
we; us ...............................................................   33
withdrawal ...........................................................   15
withdrawal charge ....................................................   11
you; your ............................................................    5

                                    PART II

                          UNDERTAKING TO FILE REPORTS

      Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                       REPRESENTATION OF REASONABLENESS

      John Hancock Variable Life Insurance Company represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                     UNDERTAKING REGARDING INDEMNIFICATION

      Pursuant to Section X of JHVLICO's Bylaws and Section 67 of the Massachusetts Business Corporation Law, JHVLICO indemnifies each director, former director, officer, and former officer, and his heirs and legal representatives from liability incurred or imposed in connection with any legal action in which he may be involved by reason of any alleged act or omission as an officer or a director of JHVLICO.

      Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following Papers and Documents:

      The facing sheet.

      Cross-Reference Table.

      The prospectuses containing 120 pages.

      The undertaking regarding indemnification.

      The undertaking to file reports.

      The signatures.

     The following exhibits:

1.A. (1) JHVLICO Board Resolution establishing the separate account included in Post-Effective Amendment No. 2 on Form S-6 Registration Statement to File No. 33-76660, filed March 5, 1996 is incorporated by reference.

      (2) Not Applicable.

      (3) (a) Form of Distribution Agreement by and among Signator Investors, Inc. (previously known as "John Hancock Distributors, Inc."), John Hancock Mutual Life Insurance Company, and John Hancock Variable Life Insurance Company, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

          (b) Specimen Variable Contracts Selling Agreement between Signator Investors, Inc., and selling broker-dealers, incorporated by reference from Pre-Effective Amendment No. 2 to Form S-6 Registration Statement of John Hancock Variable Life Account S (File No. 333-15075) filed April 18, 1997.

          (c) Schedule of Sales Commissions included in I. A. (3)(a) above.

      (4) Not Applicable.

      (5) Form of flexible premium variable insurance policy included in the initial registration statement on Form S-6 of this account for flexible premium policies, filed March 18, 1994 (File No. 33-76660) is incorporated by reference.

      (6) Certificate of Incorporation and By-Laws of John Hancock Variable Life Insurance Company included in Post-Effective Amendment No. 2 on Form S-6 Registration Statement to File 76660, filed March 5, 1996 is incorporated by reference.

      (7) Not Applicable.

      (8) Not Applicable.

      (9) Not Applicable.

     (10) Form of application for Policy included in Post-Effective Amendment No. 2 on Form S-6 Registration Statement, filed March 5, 1996 to File No. 33-76660 is incorporated by reference.

     (11) Not Applicable. The Registrant invests only in shares of open-end
          Funds.

2. Included as exhibit 1.A (5) above.

3. Opinion and consent of counsel as to securities being registered,(Filed herewith).

4. Not Applicable.

5. Not Applicable.

6. Opinion and consent of actuary (previously filed in the Initial Registration Statement).

7. Consent of independent auditors (Filed herewith).

8. Memorandum describing John Hancock's issuance, transfer and redemption procedures for flexible premium policies pursuant to Rule
   6e-3(T)(b)(12)(iii), included in Post-Effective Amendment No. 2 on
   Form S-6 Registration Statement to File No. 33-76660, filed March 5, 1996 is incorporated by reference.

9. Powers of Attorney for Bruce M. Jones and Paul Strong, incorporated by reference from Post-Effective Amendment No. 2 to File No. 333-81127, filed on May 4, 2000. Power of Attorney for Ronald J. Bocage, incorporated by reference from Form 10-K annual report of John Hancock Variable Life Insurance Company (File No. 33-62895) filed March 28,1997. Powers of attorney for Tomlinson, D'Alessandro, Shaw, Luddy, Lee, Reitano, Van Leer and Paster included in Post-Effective Amendment No. 2 on Form S-6 Registration
   Statement to File No. 33-76660, filed March 5, 1996 is incorporated by reference.

10. Representations, Description and Undertaking pursuant to Rule
    6e-3(T)(b)(13)(iii)(F) under the Investment Company Act of 1940 included in Post-Effective Amendment No. 2 on Form S-6 Registration Statement to File No. 33-76660, filed March 5, 1996 is incorporated by reference.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the John Hancock Variable Life Insurance Company has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, and its seal to be hereunto fixed and attested, all in the City of Boston and Commonwealth of Massachusetts on the 27th day of February, 2001.

                                 JOHN HANCOCK VARIABLE LIFE
                                 INSURANCE COMPANY

(SEAL)

                                     By  /s/ MICHELE G. VAN LEER
                                         -----------------------
                                         Michele G. Van Leer
                                         Vice Chairman and President



Attest:    /s/ PETER SCAVONGELLI
           ---------------------
           Peter Scavongelli
           Assistant Secretary

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with John Hancock Variable Life Insurance Company and on the dates indicated.

Signatures                     Title                              Date
----------                     -----                              ----


/s/ EARL W. BAUCOM
-------------------
Earl W. Baucom             Controller (Principal Accounting   February 27, 2001
                           Officer)

/s/ JULIE H. INDGE
-------------------
Julie H. Indge             Treasurer (Principal Financial     February 27, 2001
                           Officer)

/s/ MICHELE G. VAN LEER
-----------------------
Michele G. Van Leer        Vice Chairman of the Board         February 27, 2001
for herself and as         and President(Acting Principal
Attorney-in-Fact           Executive Officer)

      For:  David F. D'Alessandro  Chairman of the Board
            Robert S. Paster       Director
            Thomas J. Lee          Director
            Bruce M. Jones         Director
            Paul Strong            Director
            Barbara L. Luddy       Director
            Ronald J. Bocage       Director
            Robert R. Reitano      Director